Exhibit 99.3

OUR BUSINESS

Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management.

We have more than a century of experience owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. We offer a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets in which we operate.

Brookfield is listed on the New York, Toronto, and Euronext stock exchanges under the symbols BAM, BAM.A, and BAMA respectively.

BROOKFIELD ASSET MANAGEMENT

PERFORMANCE RECORD

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2014	2013	2012	[1]	2011	[1]	2010

PER FULLY DILUTED SHARE
Net income	$4.67	$3.12	$1.97		$2.89		$2.33

Funds from operations	3.17	5.14	1.94		1.76		2.37

Market trading price – NYSE	50.13	38.83	36.65		27.48		33.29

TOTAL (MILLIONS)
Total assets under management	$203,840	$187,105	$181,400		$160,338		$121,558

Consolidated results

Balance sheet assets	129,480	112,745	108,862		91,236		78,131

Equity	53,247	47,526	44,338		37,489		29,192

Revenues	18,364	20,830	18,766		15,988		13,623

Net income	5,209	3,844	2,755		3,682		3,195

Funds from operations	2,160	3,376	1,356		1,211		1,463

Diluted number of common shares outstanding	655.5	651.1	658.0		657.2		616.1

Note: See “Use of Non-IFRS Measures” on page 16

1.	Reflects Adoption of 2013 Accounting Standards

CONTENTS

Letter to Shareholders	3	Consolidated Financial Statements	83	Corporate Social Responsibility	151

MD&A of Financial Results	10	Cautionary Statement Regarding Forward-Looking Statements and Information	150	Shareholder Information	154
Internal Control Over Financial Reporting	79			Board of Directors and Officers	155

2014 ANNUAL REPORT   1

CORE INVESTMENT PRINCIPLES

Our approach to investing is disciplined and straightforward. With a focus on value creation and capital preservation, we invest opportunistically in high-quality real assets within our areas of expertise, manage them proactively and finance them conservatively with a goal of generating stable, predictable and growing cash flows for clients and shareholders. Our culture is anchored by a set of core investment principles that guide our decisions and how we measure success.

Business Philosophy

Build our business and all our relationships based on integrity

Attract and retain high-calibre individuals who will grow with us over the long term

Ensure our people think and act like owners in all their decisions

Treat our client and shareholder money like it’s our own

Investment Guidelines

Invest where we possess competitive advantages

Acquire assets on a value basis with a goal of maximizing return on capital

Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital

Recognize that superior returns often require contrarian thinking

Measurement of our Corporate Success

Measure success based on total return on capital over the long term

Encourage calculated risks, but compare returns with risk

Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation

Seek profitability rather than growth, as size does not necessarily add value

2      BROOKFIELD ASSET MANAGEMENT

LETTER TO SHAREHOLDERS

Overview

We reported strong funds from operations (FFO) and net income in 2014. Consolidated net income was $5.2 billion or $4.67 per share. FFO for shareholders was $2.2 billion or $3.17 per share. This was achieved through strong growth in fees and excellent results from most of our businesses.

Our institutional and sovereign fund clients continue to both grow their funds under management and allocate larger portions of their funds to real asset strategies. We currently are marketing ± $11 billion of funds with expectations for another $10 billion to be launched by the end of this year. These are on top of our listed strategies which are always open and increased by $4 billion in 2014, and our flagship listed partnerships, which grew by $9 billion during the year.

Investment Performance

The performance of most investment strategies was positive in 2014. The exceptions were those associated with oil, Russia, some emerging markets, and commodities in general. Thankfully, our direct exposure to these asset classes was small or ancillary.

Our overall stock performance inclusive of dividends for 2014 was exceptional, with a 31% return on the NYSE. For our large base of Canadian investors, our performance was even greater on the TSX, as we are a U.S. dollar denominated security, and provided additional returns due to an increase in the value of the U.S. dollar in 2014. This resulted in a 43% return on the TSX.

While some of this return was merely a continued recovery in the stock price following an unjustified movement downward in sympathy of broad market declines in 2008/09, no shareholder should come to expect consistent returns at these levels over the longer term.

Most importantly, the compound shareholder return over the last 20 years is 19%, which compares well with most other investment alternatives. This should instill some confidence in our ability to execute on our plans and enable us to achieve our goal of generating 12% to 15% compound returns over the longer term.

Investment Performance	Brookfield NYSE	S&P 500	10 Year Treasuries
1	31%	14%	9%
5	21%	15%	6%
10	15%	8%	6%
20	19%	10%	6%

Market Environment

The business news of the last three months of 2014 was dominated by the movement in the price of oil and the dramatic shifts that have come about with this change. Despite much drama over potential negative consequences of this trend, overall, it is important to realize a decline in oil prices is a positive factor for many businesses and many countries. Of course, this is not the case for the large oil generating countries, many of whom depend on oil for their budgets, or the marginal shale and oil sands producers. But from a global perspective, lower oil prices are good for many economies.

The more important issue was the suddenness of the move in energy prices. While everyone knew that greater amounts of oil were being produced from oil sands and shale, virtually nobody predicted a 50% drop in the price of oil within a six month period. Despite this radical shift, markets always adjust, and while some countries and companies will have issues, others will benefit dramatically. In this context, we believe there will be many opportunities for our businesses to capitalize on investments in or around the oil sector.

The U.S. economy continues to strengthen at a slow but relatively steady pace. Virtually all of our U.S. businesses are showing strong results, led by excellent luxury retail sales at our shopping malls, a greater number of office leases in the New York City market than we have seen in years, power price increases across almost all markets and single family housing results that are far better than anyone would expect if they merely read the newspaper headlines. While this means that we are not acquiring major assets in the U.S. today due to relatively high valuations, it means that our North American businesses are doing well.

Interest rates look like they will be lower for longer than most experts expected. A large part

2014 ANNUAL REPORT    3

is because central banks continue to be worried about deflation and therefore do not want to take their foot off the accelerator until they truly know that growth is back to stay. Central banks do not appear to be worried about inflation, as the developed world shows no signs of it and the banks possess time-tested methods to tame any form of inflation that might come about. Their worry continues to be deflation settling in after all they have done to re-energize the global economy. This situation is particularly acute in Europe. In this environment, real assets and the cash flows they generate continue to be valued by investors, in particular when compared to the non-existent returns offered by government bonds.

Over the next ten years, our view is that interest rates will remain at levels that are supportive of a continued shift away from traditional bond investments towards higher yielding alternatives such as real assets in the institutional investment world. These types of assets generate predicable cash, have equity like features with growing cash flows and generally provide inflation protection, should inflation eventually come about. As a result, we continue to see institutional investors shifting capital into real assets, particularly towards platforms with the flexibility to capitalize on relative valuations across the global landscape. We continue to establish our company as one of the world’s leading real asset managers in order to generate superior returns for clients, while preserving their capital.

Priorities for 2015

In a large business it is always difficult to list the few major priorities. With the proviso that these are overly simplistic and high level, our top priorities for 2015 are as follows:

•

Investment Themes – While one of our strengths is our ability to always be flexible and respond to change, broadly speaking our overall investment themes for 2015 are related to commodities, Brazil and Europe. With respect to commodities, we believe there will be many opportunities to acquire assets from, or provide capital to companies involved in oil and other commodities. This may generate opportunities for all of our businesses, but in particular infrastructure and private equity. With respect to Brazil, there is a lack of capital in this market and given our broad platform, we think all of our businesses will find opportunities in 2015. In Europe, governments, companies and banks continue with significant deleveraging. We should be able to find further acquisitions for all our operations in this environment.

•

Fundraising for Private Funds – We have two flagship funds in the market currently, and should be in a position to launch another major fund as we complete investing its predecessor this year. As one of the go-to global brands for real asset investing, we are focused on strengthening our global franchise and generating exceptional returns for our clients to ensure they continue to invest with us.

•

Flagship Listed Partnerships – Over the past five years we have consolidated virtually all of our listed operations into Brookfield Infrastructure (BIP), Brookfield Renewable Energy (BREP) and Brookfield Property Partners (BPY). The continued investment success of these partnerships is paramount to our long-term success, and we are focused on both generating strong returns and ensuring that the full intrinsic value is reflected in their trading values.

•

Return on Capital – Our overall goal is to be the leading global real asset manager and in the process earn exceptional long-term returns on a per share basis while never taking undue risk. In this regard we continue to generate cash from operations and non-core asset sales. Over the past five years, these proceeds have generally been deployed into consolidating our operations and building our businesses. In addition, while we target the repurchase of our own shares, we have not had the opportunity to repurchase significant numbers of shares into the treasury as a result of the stock price appreciating at a compound 21% over the past five years. But as we continue to accumulate cash on our balance sheet, we intend to find opportunities to repurchase shares in meaningful ways when we believe we can do so for value.

4      BROOKFIELD ASSET MANAGEMENT

Streamlining of the Business

We continue to streamline our operations and work to both optimize our corporate structure and refine our business strategy. This includes building our three listed partnerships, and investing capital within our three flagship private funds.

Our three main listed partnerships and private funds enable us to have access to significant amounts of capital to grow our operations, across the market cycle. We have streamlined the business into its main component parts and do not intend to change much of the structure going forward. In this regard, BIP and BREP are now well established and we intend to continue growing these businesses organically and through acquisitions as we find opportunity.

In BPY, we continue to transform this portfolio into the leading global commercial property company. In 2014, we successfully merged our publicly traded office portfolio into BPY. To achieve this, we issued $3.3 billion of BPY shares and took on $1.7 billion of bridge financing. We are selling mature assets at attractive valuations to repay this debt. We sold two office buildings for approximately $1 billion in Denver and Houston last year, while retaining property management responsibilities. In London, we sold an office property for $500 million that we purchased and fully let over the past few years. The 2015 addition of Canary Wharf will further operationalize BPY and add an incredible portfolio of assets to the company.

In our private equity business, we consolidated a number of our operations, sold mature assets and moved forward with plans to privatize our residential property companies. We sold Western Forest Products and announced the merger of our two oriented strand board (synthetic lumber) producers.

We have conducted our private equity investing on our balance sheet and through private funds for the past 25 years. All of our “opportunistic” private equity investing is done within in our private equity funds, and funded with capital from clients and our balance sheet.

Our other longer term private equity investments were acquired on our balance sheet. These were usually businesses which earn us excellent returns but did not meet the performance targets set by clients in our private equity strategies, or investments made before our funds were established. Examples of these investments are our real estate brokerage and relocation businesses, our construction operations and other longer term businesses we have owned.

Canary Wharf

Earlier this year we were successful in our bid with the Qatar Investment Authority (QIA) to acquire control of Canary Wharf. We made our initial investment in 2002, increased our investment in 2009, and this most recent purchase will double our investment once again. To date, the financial return has been excellent and we expect the future to be even better.

With the formation of our listed property partnership last year, we decided that as we relaunch BPY as the leading global property investor, we should either sell our Canary Wharf shares or make Canary Wharf into a signature piece of BPY for the next 20 years. After discussions with a number of the shareholders and in particular with our partner, QIA, we decided to launch a bid to acquire the other approximately 50% of Canary Wharf not owned by the two of us. Subsequent to year end, we reached agreements to acquire all of Canary Wharf.

In order to fund the transaction, we agreed to sell convertible preferred shares of BPY to QIA for US$1.8 billion and as a result, they have become a strategic partner with us in BPY. QIA joins our two other BPY strategic investors, the Australia Future Fund and Investment Corporation Dubai. We are thrilled to have all of them as partners.

Canary Wharf is one of the finest pieces of real estate in the world, with an incredible portfolio of operating properties and a vast development portfolio. In addition, the location only gets better every year. The East End of London continues to attract significant residential development, especially given the cost of property in the West End of the city. When the Crossrail subway network opens in 2018, the additional access will be a game changer for this part of London, with a direct ride from Canary Wharf to Heathrow Airport.

2014 ANNUAL REPORT    5

Canary Wharf consists of approximately 120 acres of land with 35 major properties on the estate, as well as a retail mall and services for 100,000 people. The tenant base includes many of the world’s leading corporations. There are approximately 11 million sq. ft. of commercial development rights remaining, and approvals to build approximately 3,500 residences. We intend to work with QIA and management to realize on Canary Wharf’s enormous potential.

Operations

Assets under management are over $200 billion with fee bearing capital increasing 20% year over year to $89 billion. The distribution is as follows:

US$ billions	Fee Bearing Capital
Property	$ 37
Renewable Energy	13
Infrastructure	18
Private Equity and listed strategies	21
$ 89

Total carried interests accrued during the year were $178 million and our cumulative carried interests are now $488 million, with those amounts to be booked as funds are wound up. Our expected annualized target carried interests on private funds are now $375 million based on current private fund capital, which we believe will increase meaningfully on completion of our fundraising objectives. Fee related earnings increased by 26%, due to the expansion of fee bearing capital in our listed and private funds, as well as our public securities mandates. Combined with base fees and incentive distributions, the estimated annual run-rate of fees and carried interests for our franchise is over $1.2 billion and growing rapidly as we continue to expand our business.

Performance across our platforms was strong due to both operational improvements and the sale of assets for gains. This has resulted in attractive returns for our private funds and continued FFO growth and distribution increases in our listed funds. In our public markets group, our real estate and infrastructure funds have developed exceptional long-term track records with top-decile performance over the past five and 10 years.

These excellent returns generated $21 million of performance fees in 2014.

Brookfield Property Group

Our property group recorded solid performance, with our portion of the FFO increasing 60% year over year to $884 million. This reflected excellent returns from our U.S. retail property portfolio, improvements in office leasing, the acquisition of the remainder of our office portfolio, growth initiatives undertaken in the past five years, and crystallization of gains on the sale of mature assets. Total return of BPY in the stock market was 20% inclusive of both dividends and stock appreciation. More importantly, the shares still trade at far less than intrinsic value and therefore offer significant upside for all shareholders.

Early in the year we closed the merger of our office property company into BPY which expanded the shareholder float by $3.3 billion and further consolidated our operations. We completed investing our $4.4 billion global real estate opportunity fund, which puts us in a position to launch our next fund.

Retail sales, especially in premier luxury malls, were strong. Our FFO from our U.S. retail business grew again at double digit returns and we have continued to dispose of non-core assets. Office leasing was strong with major leases executed in a number of our new developments. In addition, we signed 2.5 million sq. ft. of new leases with tenants at Brookfield Place in Lower Manhattan in conjunction with our multi-phase renovation and creation of a luxury retail and food themed entertainment complex. We signed online retailer Amazon to 500,000 sq. ft. at our new Principal Place development in London, financial services based Schroders to 310,000 sq. ft. at our London Wall development and have signed a letter of intent with an anchor tenant for in excess of 500,000 sq. ft. at our first new office tower at Manhattan West in New York.

We are expanding our multifamily residential business across the U.S., and we launched an 800 unit multifamily for-lease residential project at Manhattan West. We also acquired 4,000 multifamily units in Manhattan and launched a 400 unit residential for-sale condominium project adjacent to our Amazon

6      BROOKFIELD ASSET MANAGEMENT

tower in London. In total, we own and operate approximately 22,000 multifamily units in North America and Europe.

We signed new leases in our shopping malls at 18% above expiring leases, while new rents in our office portfolio were 32% above expiring leases. Our organic development pipeline is approximately $7 billion and includes flagship office buildings in Sydney, London, Toronto and New York, in addition to many billions of development opportunities at Canary Wharf.

Brookfield Renewable Energy Group

Our renewable energy business benefitted from an expanded portfolio of hydroelectric assets and higher prices on sales of un-contracted electricity, with our portion of the FFO contributing $313 million. Inclusive of dividends, the share price of BREP generated a 24% return during 2014. This return is exceptional given the company’s long-term returns, but as a result of acquisitions in Europe and North and South America, we should be able to generate strong returns looking forward as well.

We acquired almost 1,000 megawatts of hydro facilities in the U.S. following our theme of using this point in time of low energy prices to acquire plants on “good” returns if power prices stay low, but adding substantial upside to the portfolio when prices trend higher; which we believe is inevitable. These acquisitions included a 417 megawatt hydro facility in Pennsylvania acquired for $900 million.

In Ireland, we closed the acquisition of a 700 megawatt operating and development wind portfolio which to date has exceeded our expectations. As important as the assets themselves, we added a team in Europe to augment our acquisition group in London and we expect to find a number of investment opportunities in the continued distress of the European renewables market.

We continued our growth in Brazil, agreeing to acquire 500 megawatts of plants which are a combination of hydro, wind facilities and biomass. The hydro facilities are tuck-ins to our major Brazilian business. The wind assets, our first in Brazil, will enable us to expand our global wind portfolio. Biomass, while new to our renewable group, is not new to Brookfield. We operate a major agriculture business in Brazil. With sugar cane as one of our main crops, these biomass facilities burn the waste product after the sugar is extracted from the sugar cane. We have been observing these facilities for years at our customers’ operations, and think this is an excellent entry point for our renewable business into a promising growth sector.

Looking ahead, we have approximately 2,000 megawatts of projects available for development. We also have a team that has consistently delivered new hydro and wind facilities on time and on budget. These organic opportunities, along with potential acquisitions should significantly increase our future FFO from our renewable energy group.

Brookfield Infrastructure Group

Organic growth initiatives and acquisitions over the past three years are now contributing to excellent performance in our infrastructure group, with our portion of the FFO rising 11% on a ‘same store’ basis to $222 million in 2014. We increased the scale of this business over the last year and are well positioned for future growth. Our flagship listed issuer, BIP, generated a 12% return inclusive of dividends in 2014, with a compound return of 26% over the past five years. During the year, we deployed approximately $1.1 billion on expansion initiatives, which will add to future FFO.

We continued to make add-on acquisitions for our district energy business, which supplies environmentally friendly heating and cooling systems. We acquired a major facility in Chicago and networks in Seattle, Las Vegas, Akron, Houston and Tulsa. We can expand these systems by building out the network and adding customers. The synergies and cost of capital benefits of financing have been significant and we continue to pursue this roll-up strategy. We also acquired U.S. natural gas storage businesses at what we believe to be an attractive time in the cycle. We expanded our South American toll road and railroad portfolios, and there are significant organic growth initiatives underway in these businesses.

2014 ANNUAL REPORT    7

We added a telecom and broadcast tower infrastructure business to our portfolio through the acquisition of 50% of TDF telecom which owns 6,700 cellphone and telecom towers covering most of the country of France, including the broadcast facilities in the iconic Eiffel Tower. It is virtually impossible to replicate this network and while the broadcast and telecom industry changes fast, we believe the continued ramp up of mobile internet use is highly positive for this business. Further, as we learn more about these operations, we hope to both expand the platform and look for similar opportunities elsewhere.

Iron ore, oil and most other commodity producers have very substantial in-ground investments in infrastructure. We have worked with many companies over the years and have been successful in acquisitions that see companies raise capital by outsourcing their infrastructure. However, many major facilities such as ports, railroads and pipelines continue to be owned by users, in part for historic reasons. We believe that the global sell off in oil and other commodities presents the first time in years when we will be able to make our case with major users for significant outsourcing of resource infrastructure. We hope to show great progress in 2015.

Brookfield Private Equity Group

Results for 2014 generated FFO of $446 million. This is our one business where financial results are always irregular, as they are often driven by transactional activity.

We are close to privatizing both of our ‘for-sale’ housing operations. This included investing an incremental ±$875 million to acquire our North American home building company, where a shareholder vote is pending. This operation has been one of our most successful long-term investments for over 25 years but we believe that it has always been misunderstood in the capital markets. We intend to develop its land over the next 25 years which should generate substantial amounts of cash to us over time. This cash will be utilized in our overall operations, and to expand the business. We are confident shareholders will enjoy this business being tucked away in our private equity group for a long time.

In Brazil we also privatized the ‘for-sale’ high-rise condominium business and we are in the midst of reorganizing the business to be slimmer and more focused on building high-end properties, in line with what we build globally.

We sold our Western Forest Products private equity investment after owning the assets for over 12 years. Despite some brutal conditions over the course of the housing cycle, we ended up generating a 14% return and almost 3 times multiple on the investment. While not our best return, given the market we felt it was a great accomplishment for our operational teams to pull this off.

Our two oriented strand board producers were merged together, subject to anti-trust approvals, and investors in both companies appear to be pleased with the leading housing products company that resulted from this merger. With clients, we will own approximately 53% of the combined company which should benefit from cost synergies, revenue opportunities, a larger float, and the continued recovery of U.S. housing markets.

We have built the leading North American coal bed methane producer through a series of acquisitions, and believe we have created significant value in this company, which is consistently profitable even at a time when natural gas prices are relatively low by historic standards. We also continue to work as a participant in the reorganization of Energy Future Holdings, a Texas utility, and created a separate private equity account to own upwards of $2.5 billion of face value of debt with some of our clients.

Strategy and Goals

Our strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable energy, infrastructure, and private equity investments. Our business model utilizes our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns.

8      BROOKFIELD ASSET MANAGEMENT

Our primary long-term goal is to achieve 12% to 15% compound returns measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•

Offering a focused group of Funds on a global basis to our clients; while utilizing our discretionary capital to invest beside these clients, and to support our Funds in undertaking transactions they could not otherwise contemplate without our assistance;

•

Focusing the majority of our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures, having some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time;

•	Utilizing our operating experience, global platform, scale and extended investment horizons to enhance returns over the long term;

•

Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long- term, low-risk basis, even a small increase in the top-line performance typically results in a disproportionately larger contribution to the bottom line; and

•

Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling assets or parts of a business if the markets enable access to capital at attractive terms. As a result, in addition to the underlying value created in the business, this strategy allows us to earn extra returns over those which would otherwise be earned. In addition, we often capitalize on mispricing of our securities in the stock market by repurchasing shares of the company when opportunities arise and the valuation is compelling.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer
February 13, 2015

2014 ANNUAL REPORT    9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended December 31, 2014. This MD&A should be read in conjunction with our 2014 annual consolidated financial statements and related notes and is dated March 26, 2015. Unless the context indicates otherwise, references in this MD&A to “the Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s financial statements are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Additional information about the company, including our 2014 Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, among other things, we prepare our financial statements in accordance with applicable Canadian laws and do not apply U.S. GAAP to our financial statements or reconcile our financial statements to U.S. GAAP. In addition, we are an eligible issuer under the Multijurisdictional Disclosure System (“MJDS”). Pursuant to MJDS, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC.

Organization of the MD&A

PART 1 – Overview and Outlook
Our Business	11
Strategy and Value Creation	12
Economic and Market Review and Outlook	13
Basis of Presentation and Use of Non-IFRS Measures	15

PART 2 – Financial Performance
Review
Selected Annual Financial Information	17
Annual Financial Performance	18
Financial Profile	25
Quarterly Financial Performance	30
Corporate Dividends	32

PART 3 – Operating Segment Results
Basis of Presentation	33
Results by Operating Segment	35
Asset Management	37
Property	40
Renewable Energy	43
Infrastructure	45
Private Equity	47
Residential Development	48
Service Activities	49
Corporate Activities	49

PART 4 – Capitalization and Liquidity
Financing Strategy	51
Capitalization	51
Interest Rate Profile	56

Liquidity	56
Review of Consolidated Statements of Cash Flows	58
Contractual Obligations	59
Exposures to Selected Financial Instruments	60

PART 5 – Operating Capabilities, Environment and Risks
Operating Capabilities	61
Risk Management	61
Business Environment and Risks	62

PART 6 – Additional Information
Accounting Policies and Internal Controls	75
Related Party Transactions	78

Part 1 provides an overview of our business, including a discussion of our strategy, and the economic environment and outlook at the time of writing. This section also contains information on the basis of presentation of financial information and key financial measures contained in the MD&A.

Part 2 discusses our annual and fourth quarter financial results utilizing key financial measures contained in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Balance Sheets.

Part 3 discusses the results of our various operating segments based on segmented financial measures, including Funds from Operations and Common Equity by Segment, certain of which are non-IFRS measures.

Part 4 reviews our capitalization and liquidity profile.

Part 5 discusses our operating capabilities and a number of key risks associated with our business and our issued securities. Further information on risks is contained in our Annual Information Form.

Part 6 contains additional information on our accounting policies, internal control environment and related party transactions.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 150.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and for valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within the MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

10    BROOKFIELD ASSET MANAGEMENT

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $200 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including fees, carried interests and other forms of performance income for doing so. As at December 31, 2014, our managed funds and listed partnerships represented $89 billion of invested and committed fee bearing capital. These products include publicly listed partnerships that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage portfolios of listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients’ by investing alongside them and have $27 billion of capital invested in our listed partnerships and private funds, based on IFRS carrying values.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Organization Structure

Our operations are organized into five principal groups (“operating platforms”). Our property, renewable energy, infrastructure and private equity platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from ourselves and our clients. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

We have formed a large capitalization listed partnership entity in each of our property, renewable energy and infrastructure groups, which serves as the primary vehicle through which we invest in each respective segment. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Our private equity business is conducted primarily through private funds with capital provided by institutions and ourselves.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy Partners”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”), our private equity funds, and in several directly held investments and businesses.

The following chart is a condensed version of our organizational structure:

1.	Includes asset management and corporate activities
2.	Economic ownership interest, see page 34 for further details
3.	Privately held, includes private equity, residential development and service activities

2014 ANNUAL REPORT    11

STRATEGY AND VALUE CREATION

Our business is centred around the ownership and operation of real assets, which we define as long-life, physical assets that form the critical backbone of economic activity, including property, renewable energy and infrastructure facilities. Whether they provide high-quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.

We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. We actively invest our own capital alongside our clients, ensuring a meaningful alignment of interests.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital to continuously increase returns. Our operating platforms include approximately 30,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. As real asset operations tend to be industry specific and often driven by complex regulations, we believe operational experience is necessary in order to maximize efficiency, productivity and returns. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, whether through the negotiation of property leases, energy contracts or regulatory agreements, or through a focus on optimizing asset development, operations or other activities.

We strive to finance our operations on a long-term, investment-grade basis, and most of our capital consists of equity and stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to withstand financial downturns and provides the strength and flexibility to capitalize upon attractive opportunities.

We prefer to invest when capital is less available to a specific market or industry and in situations that tend to require a broader range of expertise and be more challenging to execute. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients through our managed funds and entities that will, in turn, enable us to earn base management fees based on the amount of capital that we manage, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients and enables us to create value by directly participating in the cash flows and value increases generated by these assets, in addition to the performance returns that we earn as the manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing, we believe our specialized real asset experience can help to ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support an appropriate level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to own our businesses in a manner that maximizes our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

12    BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at January 31, 2015)

The predictions and forecasts within our Economic and Market Review and Outlook are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section. For details on risk factors from general business and economic conditions that may affect our business and financial results, refer to Part 5 – Operating Capabilities, Environment and Risks.

Overview and Outlook

Despite a weak start to the year, the recovery in the U.S. now seems firmly entrenched and could deliver 3.0% growth over the next couple of years as lower oil prices drive consumer activity and residential construction picks up to match household formation and other positive trends. In contrast, lower oil prices will be negative for real GDP growth in Canada, which will see growth slow to 2.0% and economic activity rotate from Western commodity-oriented provinces to Eastern manufacturing-oriented ones. The recovery in the United Kingdom continues and it should achieve growth of about 2.5% in 2015. The Eurozone struggles to generate growth and will likely only expand by about 1.0% in 2015. Inflation remains extremely weak and is trending lower, and while a more aggressive European Central Bank should offset the risks of a deflationary spiral, lower oil prices will keep inflation measures subdued for most of 2015. Brazil is also struggling to grow as a number of near-term challenges are weighing on economic activity. Forecasters are rightly pessimistic that Brazil will see weak real GDP growth in 2015 below 1% but they have become overly pessimistic about Brazil’s long-term prospects. Real GDP growth in China slowed to 7.4% in 2014 and will slow further in 2015 as the economy transitions away from an investment-led, export-driven economic model to a more balanced model where domestic demand and consumption play an increasingly important role. Australia is being caught up in this transition and it too will have to adjust to a slowdown in mining investment that had been supporting China’s rapidly increasing demand for commodities. Lower oil prices and a weaker Australian dollar will ease the adjustment somewhat, but growth will still likely slow to 2.5% this year.

United States

While the contraction in U.S. real GDP at the start of 2014 caused some to question the robustness of the U.S. recovery, a strong back half of the year suggests the U.S. is now growing at about 3.0%, a solid rate for the world’s largest economy. This is in spite of the fact that U.S. housing starts remain stuck around 1 million units, about 500,000 units below levels consistent with long-term support for population growth and household formation. In addition, the sharp decline in oil prices at the end of the year will be a net positive for U.S. growth, even if lower oil prices takes some momentum out of investment in the U.S. energy sector. These factors reinforce our view that the U.S. is on track to achieve 3.0% or higher growth in 2015. The strength of the U.S. economy has correlated to a much stronger U.S. dollar, which has appreciated more than 10-15% on a trade-weighted basis since mid-2014. Most of the appreciation is supported by interest rate spreads favouring the U.S. dollar at the front end of relative rates curves, with many global central banks cutting rates in response to weaker commodity prices and sluggish domestic growth. The global divergence in monetary policy will continue into 2015 and should be supportive of further gains in the U.S. dollar. Given the structure of the U.S. current account, we do not see this as a major risk to the U.S. recovery.

Canada

Canada recorded 2.4% real GDP growth in 2014 but this will likely slow to about 2.0% in 2015 as the sharp fall in oil prices and the nearly 20% decline of the Canadian dollar will see the drivers of GDP growth in Canada shift from western commodity-oriented provinces to eastern manufacturing-oriented provinces. This adjustment will take some time, as investment in the oil and gas sector – representing about 30% of total business investment – is reduced. The negative impact of these cuts will initially only be partly offset by an improvement in non-energy export sector, which will benefit from stronger U.S. growth and a weaker Canadian dollar. Encouragingly, non-energy exports were already picking up in the second half of 2014 but a fuller transition is a multi-year process. As would be expected, the weaker growth outlook in Canada is driving a further wedge between expectations for Canadian and U.S. interest rates, particularly following the surprise rate cut by the Bank of Canada in January, and this will continue to put downward pressures on the Canadian dollar in 2015.

United Kingdom

Real GDP in the UK grew by 2.7% in 2014, its fastest pace of growth since 2007 and capping a year that saw growth and employment surprise on the upside. Despite stronger economic activity, wage growth and inflationary pressures remain muted. Both headline and core inflation are below the Bank of England’s 2% target and the fall in oil prices will see headline inflation fall well below 1% in 2015. Longer term, lower oil prices will be positive for growth in the UK due to the benefit for consumers, but renewed volatility in the Eurozone and a general election in May could mean that the Bank of England maintains its short-term interest rate at 0.5% for the rest of 2015, as markets are currently pricing. While we expect real GDP growth in the UK to be a steady 2.5% in 2015, we are conscious of the risks created by large fiscal and current account deficits. The United Kingdom’s fiscal deficit-to-GDP stood at 5.2% in 2014 and the current account balance was approximately 5.1% of GDP. At the moment, it is difficult to foresee a scenario where London financial markets and UK assets lose their attractiveness as a haven for global capital flows. However, lower reserve accumulation in energy exporting nations (mainly Middle East and Russia) as

2014 ANNUAL REPORT    13

well as potential headline political risks surrounding the May election raise our level of concern about the durability of external financing of the twin deficits at current exchange rates.

Eurozone

The Eurozone continued to see sluggish growth of only 0.8% in 2014 and the sharp decline in oil prices pushed inflation to -0.6% on a year-over-year basis at the start of 2015. As was widely expected, the European Central Bank officially launched its quantitative easing program – committing to monthly purchases of €60 billion of government bonds and asset-backed securities until September 2016. The timing of the European Central Bank’s program comes at a time when the Eurozone continues to struggle to generate growth. While low interest rates, a weakening of the Euro and lower oil prices will help boost Eurozone growth, member states still need to address high debt levels and more has to be done to address the fundamental structural constraints of the currency union. Greece’s debt-to-GDP ratio is still 175% and Portugal and Italy have debt-to-GDP ratios above 130%. The current confrontation between Greece and its creditors is the latest, and probably most extreme, manifestation of this underlying problem but we believe the economic and political fallout from these high debts will continue to be a prominent theme in the Eurozone for many years to come. We are patiently watching private sector credit measures for signs that monetary policy measures are inducing credit expansion within the Eurozone. While the deleveraging continues, its pace has slowed and points to an expansion in early to mid-2015. This will be a necessary condition for Eurozone inflation and growth to resume.

Brazil

Brazil’s real GDP slowed to just 0.2% in 2014 as manufacturing and investment contracted, causing forecasters to become even more pessimistic about Brazil’s outlook. Measures of confidence in the Brazilian economy have fallen below levels seen during the global financial crisis. Many near-term challenges remain, including the extremely dry conditions which have sent spot electricity prices to historic highs given the hydro-dominated nature of Brazil’s electricity supply. High power prices have caused certain electricity-intensive industrials to shut down production and sell power back to the grid. Another factor behind the pessimism is the uncertain impact that the decline in commodity prices will have on Brazil’s economy, whose exports have increasingly become dominated by commodities. The price of iron ore, Brazil’s largest commodity export, has fallen over 60% over the past three years and soybean prices are down 25%. Despite stagnant GDP growth, inflationary pressures have remained high, regularly exceeding the upper limit of the Brazilian Central Bank’s inflation target and reflecting a structural deficit in investment. This has not only prevented the central bank from being more accommodative, but actually forced it to raise its interest rate (SELIC) by 175 bps in 2014 and by a further 50 bps in early 2015, which has slowed domestic credit growth and weighed on consumption. Public finances have also deteriorated in 2014, with Brazil recording its first primary deficit since 2001. Longer term, we are still confident that growth will return to Brazil’s 3-4% potential. It will take time to work through current challenges but the weakening of exchange rates should increase the competitiveness of domestic industries and improve Brazil’s trade balance. The currency has already fallen approximately 40% since 2011 and we are beginning to see a positive contribution to GDP from net exports.

China

China’s real GDP growth slowed to 7.4% in 2014 and is expected to slow further in 2015, with many suggesting growth could come in below 7.0% in 2015 and continue to slow as the economy rebalances away from a model that has become overly dependent on investment. While slowing investment by China in heavy industrials, infrastructure and real estate will contribute to lower GDP growth numbers over coming years, we believe this to be a necessary adjustment that will ultimately put the Chinese market on a more sustainable path even if the transition is not entirely smooth. Still, we believe the Chinese market presents significant opportunities over the long term. China’s GDP of $10.4 trillion in 2014 is second only to the United States’ GDP of $17.4 trillion and while still far below average wealth and income levels seen in more developed economies, China’s GDP per capita has risen from just US$950 in 2000 to almost US$7,500 in 2014, with some provinces such as Shanghai more than double that.

Australia

Australian GDP growth ended the year on a weaker note, at 1.9% in the fourth quarter as the decline in commodity prices started to affect consumer sentiment and government and business planning. Concerns over the economy and job security mean that consumer sentiment is already low and may be dragged down further by the need for tougher measures aimed at plugging the budget gap. The government recently revealed a significant widening of the budget deficit gap, brought about predominantly by a drop in iron ore related royalties and taxes. The Australian dollar has weakened to US$0.78 against the U.S. dollar and we believe it will weaken further. The benign inflation outlook and cooling house prices has allowed the Reserve Bank of Australia to provide additional support to the economy with a lower interest rate and the depreciation of the Australian dollar is already providing significant stimulus. The weaker Australian dollar and lower oil prices will ease the transition of the Australian economy away from mining and heavy construction, toward home building, retail, tourism, education and manufacturing.

14    BROOKFIELD ASSET MANAGEMENT

BASIS OF PRESENTATION AND USE OF NON-IFRS MEASURES

Basis of Accounting

We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We are listed on the Toronto Stock Exchange, New York Stock Exchange and Euronext and recognize that IFRS may not be the generally used accounting methodology for all readers of this report. The following discussion contains a summary of two key features of IFRS that we believe are particularly relevant to users of our financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements, which also contains a summary of critical judgments and estimates.

Election of Fair Value Accounting

We account for a number of our consolidated assets at fair value including our commercial properties, renewable energy assets, and certain of our infrastructure and financial assets. Property, plant and equipment and inventory included within our private equity and residential development operations are typically recorded at amortized historic cost or the lower of cost and net realizable value. Public service concessions within our infrastructure operations are considered intangible assets and are amortized over the life of the concession. Other intangible assets and goodwill are recorded at amortized cost or cost. Equity accounted investments follow the same accounting principles as our consolidated operations and accordingly, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.

We classify the vast majority of our property assets within our office, retail, industrial and multifamily portfolios as investment properties. We have elected to record our investment properties at fair value, and accordingly our investment properties are revalued on a quarterly basis and changes in value are recorded as fair value changes within net income. Standing timber and agricultural assets are classified as sustainable resources and accounted for in a similar manner as investment properties. Depreciation is not recorded on investment properties or sustainable resources that are fair valued.

Our renewable energy facilities, certain of our infrastructure assets and our hotel assets within our property portfolio are classified as property, plant and equipment and we have elected to record these assets at fair value using the revaluation method. Unlike investment properties, these assets are revalued on an annual basis and changes in value are recorded as revaluation surplus within other comprehensive income and accumulated within common equity. Depreciation is determined on the revalued carrying values at the beginning of each year and recorded in net income. If a revaluation results in the fair value declining below the depreciated cost of the asset, then an impairment is charged to net income. Impairments of this nature may be subsequently reversed through increases in value.

A significant portion of our infrastructure operation’s assets are classified as intangible assets and reflect the fair value of the regulatory rate base or other characteristics at acquisition. Intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives unless they are determined to have an indefinite life, in which case amortization is not recorded.

Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose (i.e., whether a security is held for trading, classified as available-for-sale, or whether a financial contract qualifies for hedge accounting or not). The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts, and agreements for the sale of electricity.

Consolidated Financial Information

We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities. As a result, we include 100% of the revenues and expenses of consolidated entities in our consolidated statement of operations, even though a substantial portion of the net income of the entity is attributable to non-controlling interests. On the other hand, revenues and expenses between consolidated entities, such as asset management fees, are eliminated in our consolidated statement of operations; however these items impact the allocation of net income between shareholders and non-controlling interests.

Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within net income and “two-lines” within other comprehensive income as equity accounted income that will be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, are instead included within equity accounted income.

2014 ANNUAL REPORT    15

Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.

Foreign Currency Translation

Changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations will typically impact our operating results and our financial position. As a general rule, changes in the average annual rate of exchange will impact the value at which the results of non-U.S. operations are included in consolidated net income, whereas changes in the spot rates will impact the values at which non-U.S. assets and liabilities are included in our consolidated balance sheet. Please refer to Note 2(e) of our consolidated financial statements (Significant Accounting Policies – Foreign Currency Translation).

The most significant exchange rates that impact our business are shown in the following table:

	Year-end Spot Rate			Change		Average Annual Rate			Change
	2014	2013	2012	2014 vs 2013	2013 vs 2012	2014	2013	2012	2014 vs 2013	2013 vs 2012
Australian dollar	0.8172	0.8918	1.0395	(8)%	(14)%	0.9023	0.9682	1.0357	(7)%	(7)%
Brazilian real	2.6504	2.3635	2.0435	(12)%	(16)%	2.3469	2.1505	1.9546	(9)%	(10)%
British pound	1.5577	1.6556	1.6248	(6)%	2%	1.6478	1.5647	1.5852	5%	(1)%
Canadian dollar	0.8608	0.9414	1.0079	(9)%	(7)%	0.9057	0.9713	1.0004	(7)%	(3)%

The average foreign currency exchange rate relative to the U.S dollar during 2014 was lower than in 2013 and lower than 2012, in several of our major regions, mostly Australia, Brazil and Canada. As a result of these rate variations, the U.S. dollar equivalent of the contributions from our subsidiaries and investments in these regions were lower in 2014 than 2013 and 2012, all other things being equal.

We provide further details on our foreign currency profile within Part 2 of this MD&A on page 25.

Use of Non-IFRS Measures

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. These measures are used primarily in Part 3 of the MD&A. We utilize these non-IFRS measures in managing the business, including performance measurement, capital allocation and valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within Part 3 of this MD&A and elsewhere as appropriate.

16    BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED ANNUAL FINANCIAL INFORMATION

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2014	2013	2012	2014 vs 2013	2013 vs 2012

CONDENSED STATEMENT OF OPERATIONS
Revenues	$18,364	$20,093	$18,696	$(1,729)	$1,397
Direct costs	(13,118)	(13,928)	(13,961)	810	33
Other income and gains	190	1,262	70	(1,072)	1,192
Equity accounted income	1,594	759	1,237	835	(478)
Expenses
Interest	(2,579)	(2,553)	(2,500)	(26)	(53)
Corporate costs	(123)	(152)	(158)	29	6
Fair value changes	3,674	663	1,153	3,011	(490)
Depreciation and amortization	(1,470)	(1,455)	(1,263)	(15)	(192)
Income taxes	(1,323)	(845)	(519)	(478)	(326)

Net income	5,209	3,844	2,755	1,365	1,089
Non-controlling interests	(2,099)	(1,724)	(1,375)	(375)	(349)

Net income attributable to shareholders	$3,110	$2,120	$1,380	$990	$740

Net income per share	$4.67	$3.12	$1.97

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME
Revaluation of property, plant and equipment	$2,998	$825	$1,491	$2,173	$(666)
Financial contracts and power sales agreements	(301)	442	(17)	(743)	459
Foreign currency translation	(1,717)	(2,429)	(110)	712	(2,319)
Equity accounted investments and other	41	241	144	(200)	97
Taxes on above items	(610)	(280)	(432)	(330)	152

Other comprehensive income	411	(1,201)	1,076	1,612	(2,277)
Non-controlling interests	(110)	406	(563)	(516)	969

Other comprehensive income attributable to shareholders	301	(795)	513	1,096	(1,308)
Comprehensive income attributable to shareholders	$3,411	$1,325	$1,893	$2,086	$(568)

SELECT BALANCE SHEET INFORMATION AS AT DECEMBER 31 (MILLIONS)
Consolidated assets	$129,480	$112,745	$108,862	$16,735	$3,883
Borrowings and other non-current financial liabilities	60,663	53,061	51,887	7,602	1,174
Equity	53,247	47,526	44,338	5,721	3,188

Dividends declared for each class of issued securities for the three most recently completed years are presented on page 32.

2014 ANNUAL REPORT    17

ANNUAL FINANCIAL PERFORMANCE

The following section contains a discussion and analysis of line items presented within our consolidated financial statements. We have disaggregated several of the line items into the amounts that are attributable to our eight operating segments in order to facilitate the review of variances. The financial data in this section has been prepared in accordance with IFRS for each of the three most recently completed financial years.

Overview

2014 vs. 2013

Consolidated net income was $5.2 billion for the year ended December 31, 2014, representing a $1.4 billion increase from the $3.8 billion recorded in 2013. The largest variance was the significant increase in fair value gains recognized on investment properties held within consolidated subsidiaries and equity accounted investments as valuations for many of our office and retail properties benefitted from lower discount rates and increasing cash flows, reflecting strengthening leasing environments. We recorded a lower amount of other income and gains, which in 2013 included $1,189 million of gains on the sale of an investment and the settlement of a long dated interest rate swap. Revenues less direct costs decreased by $919 million in aggregate, as 2013 included $558 million of additional realized carried interests on the wind up of a private fund consortium and we sold two private equity investments and non-core timberlands, which contributed revenues less direct costs of $348 million in the prior year. Interest expense was relatively unchanged, notwithstanding additional debt associated with acquisitions because the interest expense on new debt was offset by the impact of lower rates on debt refinancings. Income taxes increased by $478 million due to a $320 million non-recurring deferred tax expense related to a change in tax laws in one of our core property operations, as well as deferred taxes associated within a higher level of investment property fair value gains.

Net income on a per share basis increased by $1.55 to $4.67 in the current year. Net income attributable to shareholders increased by a greater proportion than on a consolidated basis primarily due to our increased ownership interest in our office property portfolio in 2014, which meant that shareholders participated to a greater extent in the significant fair value gains recognized during the year.

2013 vs. 2012

The $1.1 billion increase in net income in 2013 compared to 2012 was primarily due to an increase in revenue less direct costs of $1,430 million and two large gains totaling $1,189 million recorded within other income and gains. Revenue increased due to the realization of $565 million of carried interests, higher generation levels within our renewable energy operations and the contribution from assets acquired. Other income and gains included a $664 million gain on the sale of an investment within our private equity operations ($261 million attributable to shareholders) and we recorded $525 million of other income on the settlement of a long-dated interest rate swap. We recorded a lower level of fair value gains on consolidated investment properties as well as those held through equity accounted investments, resulting in a decrease of $490 million in fair value changes and a decrease of $478 million in equity accounted income compared to 2012. Our provision for income taxes increased by $326 million due primarily to the recognition of deferred income tax expenses attributed to the formation of BPY and a higher amount of disposition gains.

Net income per share was $3.12 for 2013 and $1.97 in 2012. Net income attributable to shareholders increased by $740 million primarily due to the recognition of carried interest, which was entirely attributable to shareholders.

18    BROOKFIELD ASSET MANAGEMENT

Statements of Operations

Revenues and Direct Costs

The following tables present consolidated revenues and direct costs, which we have disaggregated into our operating segments in order to facilitate a review of year-over-year variances.

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Revenues
Asset management	$771	$1,183	$450	$(412)	$733
Property	5,010	4,569	3,982	441	587
Renewable energy	1,679	1,620	1,179	59	441
Infrastructure	2,193	2,326	2,178	(133)	148
Private equity	2,559	4,124	4,424	(1,565)	(300)
Residential development	2,912	2,521	2,476	391	45
Service activities	3,599	3,817	4,070	(218)	(253)
Corporate activities	199	352	260	(153)	92
Eliminations and adjustments[1]	(558)	(419)	(323)	(139)	(96)

Total consolidated revenues	$18,364	$20,093	$18,696	$(1,729)	$1,397

1. Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Direct costs
Asset management	$390	$318	$260	$72	$58
Property	2,628	2,333	1,812	295	521
Renewable energy	530	550	475	(20)	75
Infrastructure	991	1,125	1,190	(134)	(65)
Private equity	2,244	3,391	3,826	(1,147)	(435)
Residential development	2,519	2,297	2,279	222	18
Service activities	3,472	3,687	3,911	(215)	(224)
Corporate activities	108	66	114	42	(48)
Eliminations and adjustments[1]	236	161	94	75	67

	$13,118	$13,928	$13,961	$(810)	$(33)

1.	Adjustment to reallocate unallocated segment costs

2014 vs. 2013

Asset management: Revenues decreased by $412 million in 2014 due to the recognition of $558 million of carried interest in the prior year, upon crystallizing a large client investment gain. Fee bearing capital increased by 20%, which contributed to a $123 million increase in base management fees to $625 million. Direct costs increased by $72 million to $390 million due to the expansion of our asset management operations.

Property: Commercial property revenue increased by $441 million (10%) reflecting the addition of revenues from recent acquisitions in our multifamily and industrial businesses and a portfolio of triple net lease assets. These increases were partially offset by lower revenues in our office business due to a significant lease expiry in downtown New York City in October 2013 and the elimination of revenues on mature assets that had been sold. Direct costs increased by $295 million (13%) due to the inclusion of costs associated with newly acquired assets.

Renewable energy: Revenues increased by $59 million (4%). Newly acquired or commissioned assets, along with a full year’s contribution from facilities acquired in 2013, contributed $151 million of additional revenue. This more than offset the reduction in revenue from facilities owned throughout both years due to a contractual price decrease in a previously high priced contract, limited operations of a gas-fired plant in 2014 and the impact of lower exchange rates on facilities in Canada and Brazil. Direct costs are largely fixed and the impact of lower exchange rates on non-U.S. operations was partially offset by additional operating costs from recently acquired facilities.

2014 ANNUAL REPORT    19

Infrastructure: Revenues decreased by $133 million (6%) due to the elimination of $304 million of revenues from Pacific Northwest timberlands that were sold in July 2013. This decrease was partially offset by revenues generated from recently completed development projects and acquisitions as well as higher volumes across our transport businesses. Direct operating costs decreased by $134 million (12%). The sale of our Pacific Northwest timberlands decreased costs by $173 million. This was partially offset by acquisitions and capital expansions completed in the last year which increased operating costs by approximately $50 million.

Private equity: Revenues decreased by $1,565 million (38%) and direct costs decreased by $1,147 million (34%) as a result of the elimination of revenues and costs following sale of two forest products investments which contributed $1,439 million of revenues and $1,222 million of direct costs in 2013. In addition, a 31% decline in panelboard prices compared to the prior year decreased revenues by a further $250 million. These decreases were partially offset by higher sales volumes at our energy-related investments due to higher natural gas production compared to the prior year.

Residential development: Revenues and direct costs increased by $391 million (16%) and $222 million (10%), respectively, reflecting the completion and delivery of a larger number of projects in our Brazilian operations. Our North American operations revenues increased by $120 million due to increased U.S. housing sales and stronger pricing. We also sold two commercial properties within our North American operations in the first quarter of 2014, which generated revenues of $83 million.

Service activities: Revenues and direct costs decreased in our service activities by $218 million (6%) and $215 million (6%), respectively. Construction revenues and direct costs decreased by $551 million and $541 million, respectively. These operations recognize revenue using the percentage-of-completion methodology and project delays experienced in the first three quarters of 2014 across several geographies reduced construction progress and the associated revenue recognition. In addition, the majority of these revenues and costs are earned and incurred in Australia and were impacted by the 7% decline in that currency.

Corporate activities: Revenues declined in our corporate activities due to reduced investment gains in our portfolio of financial assets during 2014 compared to 2013.

2013 vs. 2012

Asset management: Revenues increased by $733 million with carried interests contributing $549 million of the increase. Base management fees increased by $150 million to $502 million. Fee bearing capital increased by 32% following the formation of Brookfield Property Partners and increases in capital committed to property and infrastructure funds. The increase in direct costs reflects the higher level of fee bearing capital and the reallocation of costs from our corporate activities segment to our asset management segment following the formation of Brookfield Property Partners to match them with the associated fee revenues.

Property: Revenues and direct costs increased by $587 million (15%) and $521 million (29%), respectively, due to the inclusion of a full year of results of a large hotel resort property that was acquired in April 2012 and the revenues and costs of industrial and logistics businesses acquired in 2013 and during the latter part of 2012.

Renewable energy: Generation revenues were $441 million (37%) higher. Revenue from facilities owned throughout both years increased by $209 million from a return to near normal hydrology conditions in North America, compared to very dry conditions in 2012, which resulted in generation that was 12% below long-term averages. Newly acquired or commissioned assets contributed an additional $218 million of revenues. Direct costs increased by $75 million (16%) reflecting the costs associated with new assets.

Infrastructure: Revenues increased by $148 million (7%) due to additional revenues from recently completed capital expansions initiatives, including our Australian rail expansion, and acquisitions of a utility business in the United Kingdom and toll roads in South America. This was partially offset by lower timber revenues following the sale of our Pacific Northwest timberlands during the third quarter of the year. Direct costs decreased by $65 million (5%), following the sale of Pacific Northwest timberlands which was partially offset by costs incurred within recently acquired or expanded businesses.

Private equity: Revenues decreased by $300 million (7%) and direct costs by $435 million (11%), primarily as a result of the elimination of revenue following the sale of a paper and packaging business midway through 2013. This decrease was partially offset by the impact of higher prices and increased volumes within our wood-based panel production and forestry operations.

Residential development: The increase in residential revenues of $45 million (2%) is due to an increase in home closings combined with an increase in average home selling prices resulting in higher housing margins. The increase in revenues from home closings was offset by decreased land sales revenue. We completed a larger volume of lots and multifamily acre parcel sales in 2012. Direct costs increased by $18 million (1%) reflecting the costs incurred in respect of increased home sales.

Service activities: Revenues decreased by $253 million (6%), the majority of which reflects the absence of revenues and costs following the partial sale of an Australian property services business in early 2013 and the majority sale of a large U.S. property brokerage business in late 2012 which resulted in both of these operations being deconsolidated. These decreases were partially offset by higher construction revenues relating to increases in the number and scale of projects under construction.

20    BROOKFIELD ASSET MANAGEMENT

Corporate activities: Revenues increased, primarily from stronger capital market performance within our cash and financial asset portfolio.

Other Income and Gains

Other income and gains were $190 million in 2014 compared to $1,262 million in the prior year. Other income and gains in the current year include a $143 million gain on the repayment of a distressed debt investment in a European office portfolio. The prior year included a $525 million gain on the termination of a long-dated interest rate swap contract as well as a $664 million gain on the sale of a pulp and paper investment. Other income and gains in 2012 represent a gain on the partial sale and deconsolidation of a property services operation.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence and is reported as a single line item in our consolidated statement of operations. The following table disaggregates consolidated equity accounted income to facilitate analysis:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
General Growth Properties	$1,006	$426	$979	$580	$(553)
Other property operations	387	447	198	(60)	249
Infrastructure operations	81	(193)	9	274	(202)
Other	120	79	51	41	28

	$1,594	$759	$1,237	$835	$(478)

Our share of General Growth Properties Inc.’s (“General Growth Properties” or “GGP”) equity accounted income increased from 2013 to 2014 due to a 6% increase in our weighted average ownership interest in GGP from 23% to 29% in December 2013. GGP’s net income increased year-over-year as a result of higher amount of appraisal gains continued strength in its leasing activity and improving market conditions for Class A malls, which led to lower discount rates and terminal capitalization rates compared to the prior year. This was partially offset by our share of the mark-to-market loss recorded by GGP in respect of outstanding warrants. Our share of GGP’s appraisal gains in 2014, 2013 and 2012 were $417 million, $127 million and $707 million, respectively. In addition, current year equity accounted income includes the reversal of a $249 million impairment loss recognized in 2013. This reversal followed a 40% increase in GGP’s share price from $20.07 to $28.13 at December 31, 2014, compared to our carrying value of approximately $27 per share.

Equity accounted income from other property operations decreased by $60 million in 2014 compared to an increase of $249 million in 2013. The decrease in 2014 was due primarily to a $34 million decrease in our share of net income at Rouse Properties Inc. (“Rouse Properties”), as a result of a higher level of appraisal gains being recorded in 2013 than in 2014. The $249 million increase in other property operations over 2012 was primarily due to a larger number of property operations being equity accounted in 2013.

Infrastructure equity accounted income increased by $274 million compared to 2013. In 2013 we recorded a valuation charge of $275 million against the carrying value of our North American natural gas pipeline investment reflecting weaker market fundamentals. These conditions persisted through 2014 impacting our equity accounted earnings from this investment. This decrease was partially offset by equity accounted earnings associated with our higher ownership percentage at our Brazilian toll road investment and the acquisition of an equity accounted Brazilian integrated logistics business during the year.

Other equity accounted income in 2014 of $120 million includes $66 million of equity accounted income within our North American and Brazilian residential operations, due to increased sales and deliveries compared to the prior years.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Corporate borrowings	$228	$204	$209	$24	$(5)
Non-recourse borrowings
Property-specific mortgages	2,047	1,837	1,808	210	29
Subsidiary borrowings	272	464	408	(192)	56
Subsidiary equity obligations	32	48	75	(16)	(27)

	$2,579	$2,553	$2,500	$26	$53

2014 ANNUAL REPORT    21

We refinanced high cost subsidiary borrowings in the third quarter of 2013 with lower coupon corporate debt, which decreased subsidiary borrowings interest expense by $87 million in the current year and consolidated interest expense by $60 million in aggregate. Subsidiary borrowings also decreased between 2014 and 2013 as we replaced unsecured debt at subsidiaries with asset-secured non-recourse financings.

Interest expense on property-specific mortgages increased by $210 million over the prior year reflecting additional borrowings associated with acquisitions and capital projects in our property, renewable energy and infrastructure operations as well as increased borrowing levels on property specific mortgage refinancings albeit at reduced rates. Property-specific borrowing costs remained stable between 2013 and 2012 as increased borrowings to finance acquisitions was largely offset by lower borrowing costs on recent refinancings.

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Investment properties	$3,266	$1,031	$1,276	$2,235	$(245)
General Growth Properties warrants	526	53	(47)	473	100
Investment in Canary Wharf	319	89	20	230	69
Forest products investment	230	—	—	230	—
Power contracts	(13)	(134)	9	121	(143)
Other private equity investments	(31)	(94)	(119)	63	25
Redeemable fund units	(283)	(20)	(11)	(263)	(9)
Impairments of goodwill, inventory and other	(340)	(262)	25	(78)	(287)

	$3,674	$663	$1,153	$3,011	$(490)

Investment Properties

Investment properties contributed appraisal gains totalling $3.3 billion in 2014 compared to $1.0 billion in 2013 and $1.3 billion in 2012. In each year the gains related primarily to our office properties. Asset values benefitted from continued declines in discount rates and terminal capitalization rates, each of which declined by approximately 30 basis points on average in 2014, reflecting a continued favourable investment climate for high-quality commercial office properties. Gains also reflected improvements in projected cash flows based on tenant profile and local market conditions at each year end, based on improvements in local economic conditions, tenant leasing profiles, and rental markets. The decline in rates contributed approximately 55% of the gains, while improvements in projected cash flows contributed approximately 45% of the gains.

Fair value gains were lower in 2013 compared to 2012 due to relatively smaller declines in discount rates and terminal capitalization rates which declined in each of our principal regions by approximately 10 basis points, on average. The changes in rates during 2013 contributed approximately half of the gains, while increases in projected cash flows contributed the remainder.

In 2012 average discount rates declined in each of our principal regions by 20 to 30 basis points, while terminal capitalization rates decreased in Australia and Canada by 40 basis points and 50 basis points, respectively. The changes in rates contributed approximately 70% of the gains, while increases in projected cash flows contributed the remainder.

We discuss the key valuation inputs of our investment properties on page 26.

General Growth Properties Warrants

The fair value of our GGP warrants increased by $526 million during 2014 primarily due to a 40% increase in the GGP’s share price during 2014. This gain was partially offset by our share of GGP’s mark-to-market loss on the warrants, which is included within equity accounted income. These warrants are convertible into 70 million common shares of GGP.

Investment in Canary Wharf

Development activities, improved net operating income, and the impact of lower discount rates on projected cash flows gave rise to an increase in the value of our investment in Canary Wharf Group plc (“Canary Wharf”) of $319 million during the year, higher than the $89 million and $20 million in 2013 and 2012, respectively.

Forest Products Investment

During the first quarter of 2014 we disposed of a partial interest in a private equity investee company, resulting in us deconsolidating the business from our results and revaluing our retained interest based on its quoted market price at the time of our loss of control. This gave rise to a $230 million revaluation gain relating to the excess of fair value over our IFRS book value of our retained interest.

22    BROOKFIELD ASSET MANAGEMENT

Power Contracts

Certain of our long-term power contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices and therefore increase in value when prices decline, and vice versa. We recorded an aggregate mark-to-market loss of $13 million in the current year on these contracts due to increased projections for future electricity prices, compared to $134 million of losses and $9 million of gains in 2013 and 2012, respectively.

Other Private Equity Investments

Private equity fair value changes reflect impairments from lower oil and gas reserves and valuations at investee companies in the energy sector, due to reductions in well performance and pricing.

Redeemable Funds Units

Fair value changes on redeemable fund units contributed a valuation charge of $283 million in 2014 that related primarily to increases in the value of units held by others in these funds where these units are classified as liabilities, rather than equity. A large portion of these units relate to our partners’ interests in our Los Angeles office portfolio, and accordingly this mark-to-market loss reflects unitholders’ interests in the investment property appraisal gains.

Impairments of Goodwill and Other

We recognized an $87 million impairment of the goodwill associated with our Brazilian residential operations, which are experiencing weaker market fundamentals. This has resulted in a decrease in margins relating to cost overruns and a slowing consumer demand. We also recognized a $121 million impairment of these operations’ inventory, as certain projects are no longer profitable.

Depreciation and Amortization

Depreciation and amortization includes the depreciation of property, plant and equipment as well as the amortization of intangible assets. The two largest contributions to depreciation and amortization come from our renewable energy and infrastructure facilities, many of which are revalued annually in other comprehensive income (“OCI”); but which are depreciated in net income. Depreciation on many of these assets is based on their fair value at the beginning of each year to the extent they are revalued. We do not record depreciation on assets that are classified as investment properties (i.e., commercial office and retail properties) or biological assets (for example our timberlands and agricultural assets). The amount of depreciation and amortization is generally consistent year-over-year with large changes typically due to the addition or removal of depreciable assets and revaluation of their carrying values.

Depreciation and amortization is summarized in the following table:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Renewable energy	$566	$553	$499	$13	$54
Infrastructure	395	346	248	49	98
Private equity	225	275	282	(50)	(7)
Property	261	256	225	5	31
Other	23	25	9	(2)	16

	$1,470	$1,455	$1,263	$15	$192

Infrastructure depreciation and amortization increased by $49 million between 2014 and 2013, following a $98 million increase between 2013 and 2012. The increase in 2014 was due to increased asset valuations and depreciation on acquired property, plant and equipment while the increase in 2013 relates to depreciation on completed developments including those at our Australian rail operations.

Our private equity operations sold a forest products business in 2014, eliminating the depreciation on the asset, and our property operations recorded less amortization of intangibles associated with hotel assets following the sale of a resort operation.

Income Taxes

Income tax expense increased by $478 million to $1,323 million in 2014. We recorded deferred income taxes associated with the $3.3 billion investment property valuation increases in 2014, which were significantly higher than in 2013. The current year also includes a $320 million non-recurring deferred income tax expense that resulted from a change in tax laws that affected our North American office property operations in the first quarter of 2014. Income tax expense in the current year includes the recognition of previously unrecognized tax losses within our North American residential operations, offset by the derecognition of deferred tax assets within our Brazil residential operations. The prior year included $178 million of deferred income taxes related to the formation of Brookfield Property Partners.

2014 ANNUAL REPORT    23

Our effective tax rate in 2014 was 20% (2013 – 18%; 2012 – 16%), while our Canadian domestic statutory income tax rate remained constant at 26% (2013 – 26%; 2012 – 26%). The differences are primarily attributable to our role as a global asset manager. As an asset manager, many of our operations and the associated net income occur within partially owned, “flow through” entities such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of their net income, but only our share of their tax provision. This gave rise to a 5% (2013 – 7%) reduction in our effective tax rate.

In addition, as a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 5% (2013 – 3%) reduction in our effective tax rate. The difference will vary from year to year depending on the relative proportion of income in each country.

The tax provision includes both a current and deferred tax provision. The current tax provision represents the portion of the provision that gives rise to a current tax liability. The deferred tax provision arises from income that is subject to tax in future periods (commonly referred to as “timing differences”) and the utilization of existing tax assets such as accumulated tax losses.

In our case, the deferred tax provision relates principally to fair value gains, which are not taxable until the assets are sold, and therefore do not give rise to a current tax liability, as well as the depreciation of assets which are depreciated for tax purposes at rates that differ from the rates used in our financial statements.

Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate.

Non-controlling Interests

Non-controlling interests represent the portion of net income of consolidated entities that is attributable to other investors. Non-controlling interests totalled $2.1 billion in 2014 compared to $1.7 billion in 2013 and $1.4 billion in 2012, representing 40%, 45% and 50% of consolidated net income, respectively, in each of these years. The variances between these three years reflect the overall change in consolidated net income with income attributable to shareholders increasing more than on a consolidated basis in 2014 primarily due to the privatization of our office property portfolio which increased our ownership percentage and our share of the fair value gains recognized during the year, and in 2013 due to the recognition of a large gain and carried interests which were recorded in wholly owned operations.

Other Comprehensive Income (“OCI”)

Revaluation of Property, Plant and Equipment

The following table summarizes revaluations of property, plant and equipment:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Renewable energy	$1,966	$(151)	$825	$2,117	$(976)
Infrastructure	708	781	611	(73)	170
Property and other	324	195	55	129	140

	$2,998	$825	$1,491	$2,173	$(666)

Revaluations of property, plant and equipment totalled $3.0 billion in 2014, representing an increase from the $825 million recorded in 2013 and $1.5 billion in 2012. These revaluations are primarily influenced by estimated future cash flows and discount rates. Estimated future power prices are the primary determining factor of future cash flows in our renewable energy operations. In our infrastructure operations cash flows are driven by regulated rates of return on rate base in our utility assets and tariffs or capacity charges in our transport and energy assets, while expected hotel stays and room rates increase or decrease cash flows in our hotel assets within our property operations. In 2014 and 2012 decreases in long-term interest rates and increases in comparable assets gave rise to increased valuations of these assets. In 2013, expected future cash flows increased, however this was partially offset by increasing fixed-income yields which lowered asset values.

We discuss the key valuation inputs on page 27.

24    BROOKFIELD ASSET MANAGEMENT

Financial Contracts and Power Sales Agreements

We recorded $301 million of losses on our financial contracts and power sales agreements in 2014 compared to a gain of $442 million in 2013 and a loss of $17 million in 2012. We recorded $247 million of mark-to-market and realized losses on interest rate contracts that “lock-in” the benchmark interest rate on new financings, due to an overall decline in risk-free rates. In 2013, we recorded $185 million of gains on similar contracts as rates increased during the year.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income. As at December 31, 2014, our IFRS net equity of $20.2 billion was invested in the following currencies, principally in the form of net investments which are revalued through other comprehensive income: United States – 52%; Brazil – 15%; Australia – 14%; United Kingdom – 10%; Canada – 5%; and other – 4%. From time to time, we utilize financial contracts to adjust these exposures. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation. During 2014, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar (see table on page 16), giving rise to a total decrease of $1.7 billion after the mitigating impact of hedges, or $0.7 billion after non-controlling interests.

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at December 31, 2014, compared to the two previous years:

AS AT DECEMBER 31 (MILLIONS)	2014	2013	2012
Investment properties	$46,083	$38,336	$33,161
Property, plant and equipment	34,617	31,019	31,148
Sustainable resources	446	502	3,516
Equity accounted investments	14,916	13,277	11,618
Cash and cash equivalents	3,160	3,663	2,850
Financial assets	6,285	4,947	3,111
Accounts receivable and other	8,399	6,666	6,952
Inventory	5,620	6,291	6,581
Intangible assets	4,327	5,044	5,770
Goodwill	1,406	1,588	2,490
Deferred income tax asset	1,414	1,412	1,665
Assets held for sale	2,807	—	—

	$129,480	$112,745	$108,862

Consolidated assets increased to $129.5 billion at December 31, 2014, representing an increase of $16.7 billion over 2013, which followed a $3.9 billion increase between 2013 and 2012. Acquisitions and development initiatives increased the carrying value of our investment properties, property, plant and equipment and equity accounted investments by $15.2 billion. Increases in the appraised value of our investment properties and property, plant and equipment contributed an additional $6.3 billion to consolidated assets in the current year. These positive variances were partially offset by the disposition of $4.8 billion of assets, including $2.6 billion of property assets and a forest products investment with consolidated assets of $0.6 billion, as well as a higher U.S. dollar, which resulted in a decrease in the translated value of assets denominated in non-U.S. dollar currencies. The increase in consolidated assets in 2013 was due to acquisition and development initiatives as well as positive fair value changes. We sold $6.0 billion of non-core assets during 2013, including Pacific Northwest timberlands within our sustainable resources, a pulp and paper company within our private equity operations and numerous non-core investment properties with our property operations. The U.S. dollar value of our non-U.S. assets also decreased in 2013, due to a decline in the value of these currencies relative to the U.S. dollar.

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

2014 ANNUAL REPORT    25

Investment Properties

The following table presents the major contributors to the year-over-year variances for our investment properties:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance, beginning of year	$38,336	$33,161

Acquisitions and additions	10,601	7,365
Dispositions[1]	(4,800)	(1,908)
Fair value changes	3,266	1,031
Foreign currency translation	(1,320)	(1,313)

Net increase	7,747	5,175

Balance, end of year	$46,083	$38,336

1.	Includes reclassification of investment properties that are held-for-sale

Acquisitions and development activity increased our investment properties by approximately $10.6 billion in 2014 and $7.4 billion in 2013. Significant acquisitions in 2014 include a portfolio of triple net leases of car dealerships in the U.S.; office parks in India; a 4,000-unit multifamily portfolio located in New York City; office properties in São Paulo and London, and additional interests in office assets in Sydney and Midtown Manhattan. In 2013, we acquired logistics and distribution properties in the UK and the southwestern U.S., as well as a large portfolio of office properties in Los Angeles.

We disposed of 57 properties during 2014 with an aggregate carrying value of $2.9 billion including the partial sale and deconsolidation of a Denver office property in the U.S. and the sale of an office property in London.

Fair value changes increased the carrying values of our investment properties by $3,266 million as discussed on page 22.

The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows, although timing may vary.

	Office		Retail		Industrial, Multifamily and Other		Weighted Average
AS AT DECEMBER 31	2014	2013	2014	2013	2014	2013	2014	2013
Discount rate	7.1%	7.4%	9.2%	9.2%	6.7%	8.6%	7.1%	7.7%
Terminal capitalization rate	6.0%	6.3%	7.2%	7.6%	7.3%	7.5%	6.1%	6.6%
Investment horizon (years)	10	11	10	10	10	10	10	11

Property, Plant and Equipment

The following table presents the major components of the year-over-year variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

	Renewable Energy		Infrastructure		Property		Private Equity and Other		Total
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Balance, beginning of year	$16,611	$16,532	$8,564	$8,736	$3,042	$2,968	$2,802	$2,912	$31,019	$31,148

Acquisitions and additions	2,876	1,606	1,004	533	33	153	676	656	4,589	2,948
Dispositions[1]	(16)	(28)	(243)	(654)	(259)	(16)	(294)	(336)	(812)	(1,034)
Fair value changes	1,990	(150)	757	691	324	166	(41)	(94)	3,030	613
Depreciation	(560)	(551)	(332)	(286)	(149)	(130)	(224)	(217)	(1,265)	(1,184)
Foreign currency translation	(931)	(798)	(689)	(456)	(119)	(99)	(205)	(119)	(1,944)	(1,472)

Net increase (decrease)	3,359	79	497	(172)	(170)	74	(88)	(110)	3,598	(129)

Balance, end of year	$19,970	$16,611	$9,061	$8,564	$2,872	$3,042	$2,714	$2,802	$34,617	$31,019

1.	Includes reclassifications for property, plant and equipment that are held-for-sale

26    BROOKFIELD ASSET MANAGEMENT

We record PP&E in our renewable energy, infrastructure, and hotel properties within our property operations using the revaluation method, which results in these assets being revalued at the end of each fiscal year. PP&E within our private equity and other operations are carried at amortized cost.

Acquisitions and additions increased PP&E by $4.6 billion, of which $2.9 billion related to purchases of wind and hydroelectric facilities within our renewable energy operations. Increases in the value of the U.S. dollar relative to the foreign currencies in which certain of our assets are held resulted in a $1.9 billion decrease in the consolidated value of our property, plant and equipment.

Renewable Energy

The fair value of renewable energy PP&E increased to $20.0 billion compared to $16.6 billion in the prior year. During 2014 we acquired 502 megawatts (“MW”) of hydroelectric facilities, a 326 MW wind portfolio and developed renewable power generating assets totalling $2.9 billion in aggregate. The revaluation of property, plant and equipment resulted in an increase in fair value of $2.0 billion. Property, plant and equipment were impacted by foreign currency changes related to a stronger U.S. dollar in the amount of $0.9 billion. We also recognized depreciation expense of $0.6 billion.

The key valuation metrics of our hydro and wind generating facilities at the end of 2014 and 2013 are summarized below. The valuations are impacted primarily by discount rates and long-term power prices. Discount rates are based on our after-tax cost of capital and are adjusted to reflect whether revenues are subject to long-term contracts or spot market pricing. Projected cash flows are based on in-place contracts and expected market prices for non-contracted power. Forward market prices are used for the first four years, and thereafter prices are determined using internal projections that reflect our view of future market capacity, cost of capital, costs of fuel for competing forms of generation and competitive attributes of renewable energy. A 50 basis point increase or decrease in the discount and terminal capitalization rates will impact the value of our common equity by $1.6 billion and $1.9 billion, respectively. A 5% change in long-term power prices will impact the value of our common equity by $0.5 billion.

	United States		Canada		Brazil
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Discount rate
Contracted	5.2%	5.8%	4.8%	5.1%	8.4%	9.1%
Uncontracted	7.1%	7.6%	6.7%	6.9%	9.7%	10.4%
Terminal capitalization rate	7.1%	7.1%	6.5%	6.4%	n/a	n/a
Exit date	2034	2033	2034	2033	2029	2029

Our generation facilities in Brazil are held under concessions and authorizations which have a fixed maturity date and accordingly, we do not ascribe a terminal value to these assets under IFRS, although we believe that we will be able to renew these concessions upon maturity.

Infrastructure

We acquired $1.0 billion of infrastructure PP&E in 2014, including district energy businesses and a North American gas storage operation. Revaluation gains totalled $0.8 billion and primarily relate to our UK regulated distribution operation. This was partially offset by $0.7 billion of foreign currency translation losses.

We revalue our infrastructure assets on an annual basis using discounted cash flow models, which includes estimates of forecasted revenues, operating costs, maintenance and other capital expenditures. Discount rates are selected for each asset giving consideration to the assets revenue streams and geography where they are located.

The key valuation metrics of our utilities, transport and energy operations are summarized below:

	Utilities		Transport		Energy
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Discount rate	8% – 12%	8% – 13%	11% – 15%	11% – 12%	10% – 13%	15% – 16%
Terminal capitalization multiples	8x – 16x	10x – 16x	10x – 12x	7x – 11x	8x – 12x	8x – 12x
Investment horizon (years)	10 – 20	10 – 20	10 – 20	10	10	10

Property

Property PP&E primarily consists of hotel and resort operations, which decreased by $170 million due to the sale of a resort property with a book value of $259 million. The appraised value of our resort operations increased based on higher expected cash flows. This was partially offset by depreciation expense and downward currency revaluation.

Key valuation assumptions for our hotel operations included a weighted average discount rate of 10.0% (2013 – 10.5%), terminal capitalization rate of 7.0% (2013 – 7.6%) and investment horizon of 6 years (2013 – 7 years).

2014 ANNUAL REPORT    27

Sustainable Resources

We disposed of our Pacific Northwest timberlands and our Western Canadian timber operations in 2013, which resulted in a $3.0 billion decrease in our sustainable resources. We carry our sustainable resources assets at fair value, and revalue them quarterly with adjustments recorded as fair value changes in our statement of operations. We recorded modest fair value gains during each of 2014 and 2013.

Key valuation assumptions for our sustainable resources include a weighted average discount and terminal capitalization rate of 5.9% (2013 – 6.9%), and terminal valuation dates of 30 years (2013 – 20 to 28 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and the price forecasts. The decrease in terminal valuation dates was a result of the sale of our Pacific Northwest timber operations.

Equity Accounted Investments

The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating platform for analysis purposes:

	Property
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	GGP	Other	Renewable Energy	Infrastructure	Private Equity and Other	2014 Total	2013 Total
Balance, beginning of year	$6,044	$3,699	$290	$2,614	$630	$13,277	$11,618

Additions	—	376	3	1,461	72	1,912	2,676
Dispositions[1]	—	(357)	(42)	(311)	(191)	(901)	(1,227)
Share of net income[2]	1,006	387	3	81	117	1,594	759
Share of other comprehensive income	(5)	16	58	164	(10)	223	239
Distributions received	(158)	(362)	(27)	(64)	(63)	(674)	(452)
Foreign currency translation and other	—	(59)	(12)	(401)	(43)	(515)	(336)

Net change	843	1	(17)	930	(118)	1,639	1,659

Balance, end of year	$6,887	$3,700	$273	$3,544	$512	$14,916	$13,277

1.	Includes reclassifications for property, plant and equipment that is held-for-sale
2.

GGP equity accounted income in 2014 includes a $249 million impairment reversal. Equity accounted income in 2013 includes $524 million of impairments to the carrying values of two equity accounted investments

Our largest equity accounted investment is a 29% interest in GGP with a carrying value at December 31, 2014 of $6.9 billion. Certain of our investee entities, including GGP, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.

Investments increased by $1.6 billion during 2014 reflecting acquisitions during the year in our infrastructure operations and our share of GGP’s net income. These increases were partially offset by $674 million of distributions, the reclassification of our natural gas pipeline investment to assets held for sale and other dispositions, as well as lower foreign currency valuation.

Investments increased by $1.7 billion in 2013, reflecting the acquisition of several equity accounted investments within our infrastructure. We also increased our investment in GGP, as well as recorded our share of equity accounted earnings.

GGP owns a large U.S. retail mall portfolio which at year end was valued on a discounted cash flow basis using, on average, a discount rate of 7.4% (2013 – 7.6%), a terminal capitalization rate of 5.8% (2013 – 5.8%), and an investment horizon of 10 years (2013 – 10 years).

Inventory

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Residential properties under development	$2,468	$2,785
Land held for development	2,176	2,541
Completed residential properties	519	443
Forest products and other	457	522

Total carrying value	$5,620	$6,291

28    BROOKFIELD ASSET MANAGEMENT

Our inventory of residential properties and land held for development is recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs to complete and costs to sell. During 2014 the company’s Brazilian residential operations recorded an impairment of $121 million relating to its inventory of properties under development.

Financial Assets

Financial assets increased by $1.3 billion compared to prior year due to a $500 million investment in a retail property company in Shanghai, China and the purchase of distressed debt investments in our private equity operations. The increase also reflects increases in fair value of our financial assets, particularly $319 million of gains on our investment in Canary Wharf, which is classified as a financial asset and $526 million of valuation gains on our investment in General Growth Properties warrants.

Accounts Receivable and Other

Accounts receivable and other assets increased by $1.7 billion in 2014 due to $1.8 billion of restricted cash reserved for the acquisition of an additional 28% interest in Canary Wharf.

Intangible Assets

Intangible assets relate primarily to concession arrangements within our infrastructure operations, in particular our Australian coal terminal ($2.0 billion) and Chilean toll roads ($1.1 billion). Intangible assets declined by $717 million during 2014 (2013 – $726 million) due to amortization and the impact of lower exchange rates on intangible assets within non-U.S. operations.

Our private equity operations sold a forest products business in 2014, eliminating $123 million of intangible assets.

Goodwill

Goodwill decreased by $182 million from December 31, 2013 to $1,406 million. The decrease was primarily due to foreign currency revaluation of non-U.S. dollar goodwill and an $87 million impairment of goodwill recorded at our Brazilian residential operations. These operations experienced a decrease in margins in 2014 relating to cost overruns and slowing consumer demand, both of which led to an impairment in goodwill. The decrease in goodwill in 2013 primarily related to the elimination of $591 million of goodwill on disposition of our Pacific Northwest timberlands.

Assets Held for Sale

Assets held for sale include approximately $2.2 billion of property assets, including office properties in Washington D.C. and multifamily holdings Maryland and Virginia, and $566 million of infrastructure assets including our North American gas transmission investment.

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Corporate borrowings	$4,075	$3,975	$3,526	$100	$449
Non-recourse borrowings
Property-specific borrowings	40,364	35,495	33,720	4,869	1,775
Subsidiary borrowings	8,329	7,392	7,585	937	(193)
Non-current accounts payable and other liabilities[1]	4,354	4,322	5,440	32	(1,118)
Subsidiary equity obligations	3,541	1,877	1,616	1,664	261

	$60,663	$53,061	$51,887	$7,602	$1,174

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 17 to our Consolidated Financial Statements for 2014 and 2013 balances

The increase in property-specific borrowings of $4.9 billion during 2014 is due primarily to borrowings incurred or assumed in respect of acquisitions within our property and renewable energy operations. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary borrowings increased by $0.9 billion during 2014 due to the partial debt funding of the privatization of our office subsidiary. Offsetting this was the deconsolidation of debt associated with a private equity investment sold during the year and the repayment of subsidiary unsecured facilities.

2014 ANNUAL REPORT    29

Subsidiary equity obligations increased by $1.7 billion. Our property subsidiary, BPY, issued $1.8 billion of preferred equity units which are exchangeable at the option of the holder into BPY limited partnership units of which $1.5 billion was recorded as a liability and the remaining $0.3 billion equity conversion option was recognized within equity. The proceeds of the issuance were reserved to fund an increase in BPY’s investment in Canary Wharf.

We provide further information on our borrowings and financial obligations in Part 4 – Capitalization and Liquidity.

Equity

Equity consists of the following components:

AS AT DEC. 31 (MILLIONS)	2014	2013	Change
Preferred equity	$3,549	$3,098	$451
Non-controlling interests	29,545	26,647	2,898
Common equity	20,153	17,781	2,372

	$53,247	$47,526	$5,721

Common equity increased from 2013 by $2.4 billion to $20.2 billion at December 31, 2014. Net income and other comprehensive income attributable to shareholders for the year of 2014 totalled $3.4 billion, of which $542 million was distributed to shareholders as common and preferred share dividends resulting in a net increase of $2.9 billion. This was offset by a $579 million decrease in common equity due to changes in the ownership of consolidated subsidiaries, of which $558 million arose on the privatization of our office subsidiary in exchange for cash and units of BPY. The consideration paid represented a discount to the book value of the acquired subsidiary, resulting in a gain; however we also issued units of BPY at a discount to its book value resulting in a net overall charge to common equity and a corresponding increase in non-controlling interests.

Non-controlling interests increased by $2.9 billion. Comprehensive income attributable to non-controlling interests totalled $2.2 billion. In addition, net issuances of equity to non-controlling interest totalled $2.5 billion due to capital calls within our private funds and a $285 million equity issuance by BREP. This increase was offset by $1.7 billion in cash consideration paid to non-Brookfield shareholders of our office property subsidiary as part of its merger with BPY and distributions to non-controlling interests totalling $2.4 billion, which included distributions of capital to private fund partners and co-investors in our listed partnerships.

We issued C$800 million and redeemed C$300 million of preferred equity during 2014, which resulted in a net $451 million increase in preferred equity.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

QUARTERLY FINANCIAL PERFORMANCE

Our financial performance for the eight most recent quarters is summarized as follows:

	2014				2013
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$4,694	$4,659	$4,673	$4,338	$5,493	$4,501	$5,148	$4,951
Net income for shareholders	1,050	734	785	541	717	813	230	360
Per share
- diluted	$1.59	$1.09	$1.19	$0.80	$1.08	$1.23	$0.31	$0.51
- basic	$1.64	$1.12	$1.21	$0.82	$1.11	$1.26	$0.31	$0.52

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our office property results tend to exhibit the least amount of seasonality whereas our retail properties are typically strongest in the fourth quarter as retail sales are seasonally high during this period, and our resort hotels tend to see higher revenues and costs as a result of increased visits during the first quarter.

Renewable energy operations are seasonal in nature as the fall rainy season and spring thaw lead to higher generation; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity.

Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes. Over the last two years we have been deploying more capital within these portfolios into businesses that benefit from increasing volumes, to complement our investments in rate-regulated assets.

30    BROOKFIELD ASSET MANAGEMENT

Our private equity, residential development and service activities operations are seasonal in nature and a large portion are exposed to the ongoing U.S. housing recovery. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

Net income in the first quarter of 2014 included $320 million of deferred income taxes due to a change in tax legislation which increased the tax rate utilized in one of our key property markets.

Revenue and net income in the fourth quarter of 2013 included $558 million of carried interest earned on the wind up of our consortium investment in General Growth Properties, all of which was attributable to shareholders.

Beginning in the third quarter of 2013, revenue decreased compared to the first and second quarters of 2013 following the sale of a pulp and paper investment, along with several timber investments, and the elimination of the respective revenues. Also in the third quarter of 2013, we recognized a $664 million gain on the disposition of the aforementioned pulp and paper investment, and $525 million of other income on the settlement of a long-dated interest rate swap contract, for net gains of $983 million after taxes of which $620 million was attributable to shareholders.

Net income for shareholders was lower in the first and second quarter of 2013 as we recorded higher amounts of deferred income tax on the formation of BPY and lower amounts of fair value gains on our investment properties due to an increase in discount rates.

Fourth Quarter Results

We recognized $1.7 billion of net income in the fourth quarter of 2014, $1.1 billion or $1.59 per share of which was attributable to shareholders. Consolidated net income in the comparative period in 2013 was $850 million, of which $717 million or $1.08 per share attributable to shareholders. Net income to shareholders in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraisals at our investment properties, whereas the prior year included $263 million. In addition, we reversed a $250 million impairment, which was recorded on our equity accounted investment in GGP during the fourth quarter of 2013, representing a $498 million difference in net income between the two periods due to this one item. The 2013 quarter also included $558 million of carried interest earned on the wind up of a private fund which was offset by the aforementioned impairment of our investment in GGP and a $275 million impairment recorded on our North American natural gas transmission investment.

2014 ANNUAL REPORT    31

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2014	2013	2012
Class A and B1 Shares	$0.63[2]	$0.64[2]	$0.55
Special distribution to Class A and B Shares[3]	—	1.47	—
Class A Preferred Shares
Series 2	0.48	0.51	0.52
Series 4 + Series 7	0.48	0.51	0.52
Series 8	0.68	0.73	0.75
Series 9	0.86	0.92	0.95
Series 10[4]	—	—	0.37
Series 11[5]	—	—	1.02
Series 12[6]	0.33	1.31	1.35
Series 13	0.47	0.51	0.52
Series 14	1.71	1.83	1.88
Series 15	0.38	0.41	0.42
Series 17	1.08	1.15	1.19
Series 18	1.08	1.15	1.19
Series 21[7]	—	0.62	1.24
Series 22[8]	1.20	1.70	1.75
Series 24	1.22	1.31	1.35
Series 26	1.02	1.09	1.12
Series 28	1.04	1.12	1.15
Series 30	1.09	1.17	1.20
Series 32[9]	1.02	1.09	0.89
Series 34[10]	0.95	1.02	0.32
Series 36[11]	1.10	1.29	—
Series 37[12]	1.11	0.64	—
Series 38[13]	0.80	—	—
Series 40[14]	0.58	—	—
Series 42[15]	0.23	—	—

1.	Class B Limited Voting Shares (“Class B Shares”)
2.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.20 for the period from November to February, equivalent to $0.15 on a three-month basis
3.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based in IFRS values
4.	Redeemed April 5, 2012
5.	Redeemed October 1, 2012
6.	Redeemed April 7, 2014
7.	Redeemed July 2, 2013
8.	Redeemed September 30, 2014
9.	Issued March 13, 2012
10.	Issued September 12, 2012
11.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
12.	Issued June 13, 2013
13.	Issued March 13, 2014
14.	Issued June 5, 2014
15.	Issued October 8, 2014

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

32    BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We earn base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, timberland and agricultural assets.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 36. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable

2014 ANNUAL REPORT    33

Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

Segment Operating Measures and Definitions

The following are non-IFRS operating measures and definitions of terms that we employ to describe and assess the performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by other issuers.

Average In-place Net Rents are a measure of leasing performance within our property segment, and calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

Base Management Fees are determined by contractual arrangements, are typically equal to a percentage of Fee Bearing Capital, are accrued quarterly, include base fees earned on fee bearing capital from both clients and ourselves and are typically, but not always, earned on both called and uncalled amounts.

Carried Interests are contractual arrangements whereby we receive a fixed percentage of investment returns generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interests are typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. We defer recognition of carried interests in our financial statements until they are no longer subject to adjustment based on future events. Unlike fees and incentive distributions, we only include carried interests earned in respect of third-party capital when determining our segment results.

Economic Ownership Interest represents the company’s proportionate interest in BPY, BREP and BIP, which includes holding a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. Each of BPY, BREP and BIP’s partnership capital includes their Class A limited partnership units, however REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes with the Class A limited partnership units in all respects except for the redemption right described above. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary. The company’s economic ownership interest in BPY is determined after considering the conversion of BPY’s preferred equity units into limited partnership units.

Fee Bearing Capital represents the capital committed, pledged or invested in our listed partnerships, private funds and public markets that we manage which entitle us to earn fee revenues and/or carried interests. Fee bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts, as well as amounts invested directly by clients (“co-investments”) for which we earn fees. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.

Fee Related Earnings is comprised of fee revenues less direct costs (other than costs related to carried interests). We use this measure to provide additional insight into the operating profitability of our asset management activities and believe that it is useful to investors for the same reason.

Fee Revenues include base management fees, incentive distributions, performance fees and transaction and advisory fees presented within our asset management segment. Many of these items are not included in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. Fee revenues exclude carried interest.

Incentive Distributions are determined by contractual arrangements and are paid to us by our three primary listed partnerships and represent a portion of distributions paid by a listed partnerships above a pre-determined threshold. Incentive distributions are accrued when the associated distributions are declared by the board of directors of the entity.

Long-term Average Generation is compared to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, in our renewable energy segment, which vary from one period to the next in the short term. Long-term average generation is determined based on assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average.

Performance Fees are paid to us when we exceed pre-determined investment returns on certain portfolios managed in our public markets activities. Performance fees are typically determined on an annual basis and are not subject to “clawback.”

Realized Disposition Gains/Losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statement of equity and exclude amounts attributable to non-controlling interests unless otherwise

34    BROOKFIELD ASSET MANAGEMENT

noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO and believe it is useful to investors to better understand variances between reporting periods.

Uninvested Capital represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated.”

Unrealized Carried Interests is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interests in future periods and believe that it is useful to investors for the same reason.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents segment measures on a year-over-year basis for comparison purposes:

	Funds from Operations			Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	Variance	2014	2013	Variance
Asset management	$387	$865	$(478)	$323	$216	$107
Property	884	554	330	14,877	13,339	1,538
Renewable energy	313	447	(134)	4,882	4,428	454
Infrastructure	222	472	(250)	2,097	2,171	(74)
Private equity	369	612	(243)	1,050	1,105	(55)
Residential development	164	46	118	2,080	1,435	645
Service activities	152	157	(5)	1,220	1,286	(66)
Corporate activities	(331)	223	(554)	(6,376)	(6,199)	(177)

	$2,160	$3,376	$(1,216)	$20,153	$17,781	$2,372

Asset management: Fee related earnings increased by $78 million to $378 million whereas carried interests declined from $565 million to $3 million. We added $16.2 billion of fee bearing capital, which contributed to a 25% increase in base management fees to $625 million. Operating costs increased by $68 million as we continued to expand our operations both geographically and broadening our capabilities. Operating costs in 2013 exclude $10 million of costs related to managing our property operations for the period up to the formation of BPY in April 2013, which were allocated to our corporate activities segment. Asset management FFO in 2013 included $565 million of realized carried interest, of which $558 million was realized on the wind up of our U.S. shopping mall business.

Property: We recorded $884 million of FFO from our property operations, representing a $330 million increase over the $554 million in 2013. Realized disposition gains increased by $302 million, representing much of the variance. Excluding realized disposition gains, FFO increased by $28 million to $554 million. Positive variances arose from our increased ownership interest in our office portfolio and through positive leasing spreads, as well as from the contribution of capital deployed over the past year in our opportunistic private funds. Bridge debt incurred on the privatization transaction of our largest office subsidiary during 2014 resulted in an increased level of interest expense by $28 million to BPY and management services fees paid increased by $64 million to BPY, due to BPY’s larger level of capitalization. Both of these negative variances decreased FFO, partially offsetting the aforementioned positive variances.

Renewable energy: 2013 FFO included a $176 million realized disposition gain that arose on the sale of a partial interest in BREP, whereas we did not record any realized disposition gains in 2014. Excluding realized disposition gains, FFO increased by $42 million to $313 million. Higher realized prices and capacity sales, primarily in the first quarter of 2014 increased FFO by $73 million. This was partially offset by our reduced weighted average ownership interest in BREP and the impact of lower foreign currency exchange rates on FFO from operations in Brazil and Canada. We generated 22,548 gigawatt (“GWh”), 3% below long-term average, however 326 GWh (1%) ahead of the prior year due to 1,712 GWh being generated from recently acquired and commissioned facilities.

Infrastructure: Excluding $250 million of realized disposition gains in 2013, FFO was consistent with the prior year at $222 million. On a comparable or same-store basis, infrastructure FFO increased by 11%, due primarily to growth in our utilities rate base, higher volumes in our transport operations and inflation indexation across most of our businesses. These positive variances were offset by the foregone contribution from assets that were sold in prior periods.

2014 ANNUAL REPORT    35

Private equity: FFO in our private equity operations was $369 million. Private equity FFO declined due to a lower level of realized disposition gains as well as significantly lower pricing within our panelboard manufacturing operations. This was partially offset by improved pricing and volumes in our natural gas businesses and the contribution from capital deployed. Realized disposition gains of $239 million in 2014 related primarily to the sale of a forest products business whereas the prior year included $316 million of realized disposition gains on asset dispositions.

Residential development: Our North American operations FFO increased 56% to $183 million as a result of improved revenues and gross margins in our U.S. operations offsetting a lower contribution from Canada due to changes in product mix. FFO improved by $41 million in our Brazilian operations; however we continue to experience a reduced level of launches and contracted sales in this business.

Service activities: Construction operations FFO decreased by $10 million to $108 million due to a delay in the completion of several large projects and negative foreign currency exchange. Property services FFO increased due to a higher level of activity and sales volumes throughout our operations.

Corporate activities: FFO in 2013 included a $525 million gain on the settlement of a long-dated interest rate swap. We completed $1.6 billion of term debt refinancing over the past 18 months, decreasing our cost of capital and resulting in $72 million of interest savings compared to 2013. This positive variance was offset by lower returns from financial assets, which decreased by $119 million to $40 million.

Common Equity by Segment

Common equity increased by $2.4 billion from $17.8 billion to $20.2 billion as at December 31, 2014. Significant variances in common equity on a segmented basis consist of the following:

Property: Common equity by segment increased by $1.5 billion from $13.3 billion to $14.9 billion, due to the recognition of $3.8 billion of fair value gains in 2014, of which $2.3 billion were attributable to the company. These included $3.2 billion of gains on consolidated investment properties ($1.9 billion at share) primarily in our office properties, $526 million of mark-to-market gains on BPY’s GGP warrants ($368 million at share) and $319 million of gains on our investment in Canary Wharf ($223 million at share). These positive variances were partially offset by a $558 million equity reduction on the privatization of our office subsidiary by BPY and $557 million of common and preferred share distributions received from BPY.

Renewable energy: Common equity by segment was $4.9 billion at December 31, 2014, representing a $454 million increase over the prior year. The contribution from $313 million of FFO and $2.0 billion of revaluation gains on property, plant and equipment ($856 million at share, net of associated deferred income taxes) was partially offset by $566 of depreciation and amortization ($303 million at share). Common equity by segment was also reduced by $270 million of distributions received from BREP and negative foreign currency revaluation.

Residential development: We completed the privatization of our Brazilian residential operations, investing R$840 million of capital, increasing our investment in BISA by $364 million to $785 million after considering the impact of earnings and negative currency revaluation. Common equity invested in our North American operations was $1,135 million and increased by $175 million over 2013 primarily due to the contribution of $183 million of FFO. In addition, we repaid $180 million of leverage on our directly held residential development operations, resulting in a further increase in the common equity allocated to this segment. These positive variances were partially offset by the impact of negative currency revaluation on our non-U.S. dollar investments.

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Total operating segment FFO	$2,160	$3,376
Gains not recorded in net income	(477)	(434)
Non-controlling interest in FFO	2,096	2,465
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	435	(85)
Fair value changes	3,674	663
Depreciation and amortization	(1,470)	(1,455)
Deferred income taxes	(1,209)	(686)

Net income	$5,209	$3,844

36    BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships, private funds and listed securities within our public markets portfolios. As at December 31, 2014, we managed approximately $89 billion of fee bearing capital, of which approximately $58 billion was from clients and $31 billion was from Brookfield. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed, perpetual capital entities with over $42 million of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We also are entitled to receive incentive distributions equal to a portion of increases in partnership distributions above a pre-determined hurdle.

Private Funds: We manage $29 billion of fee bearing capital through 32 private funds. Private fund capital is typically committed for 10 years with two one-year extension options. Our private fund investor base consists of 280 third-party clients with an average commitment of $80 million. We are compensated through base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interests, which represents a portion of investment returns provided that clients receive a minimum pre-determined return.

Public Markets: We manage numerous funds and separately managed accounts on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base and performance fees for managing our public securities portfolios.

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. The Brookfield fee bearing capital consists largely of our ownership interests in BPY, BREP and BIP along with $7 billion invested in private funds.

The following table disaggregates our asset management FFO into fee related earnings, carried interests and realized disposition gains to facilitate analysis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Funds from operations
Fee related earnings	$378	$300
Carried interests	3	565
Realized disposition gains	6	—

	$387	$865

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

We disposed of a low margin, fixed income insurance asset management business during the year, which reduced fee bearing capital by $7 billion and generated a $6 million realized disposition gain. This business generated $7 million of base management fees during 2013.

Segment equity in our asset management operations was $323 million at December 31, 2014 (2013 – $216 million) and consists of goodwill acquired through business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

2014 ANNUAL REPORT    37

Fee Related Earnings

We generated the following fee related earnings during the year:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Fee revenues
Base management fees	$625	$502
Incentive distributions	48	32
Performance fees	21	30
Transaction and advisory fees	69	53
	763	617
Direct costs and other	(385)	(317)

Fee related earnings	$378	$300

Fee related earnings increased by 26% to $378 million for the year, primarily as a result of increases in fee bearing capital and associated base management fees, offset in part by increases in operating costs that was largely attributable to growth.

Base management fees increased 25% to $625 million compared to $502 million in the prior year. Base management fees from our listed partnerships increased by $82 million to $284 million and include $256 million of base management fees from BPY, BIP and BREP. Base fees from BPY increased by $64 million during 2014 due to increases in capitalization including $3.3 billion of equity issued as part of the privatization of an office subsidiary in the second quarter of 2014 and a 15% increase in the market price of BPY’S equity units. Our private funds contributed $246 million of base fees, representing a $34 million increase over the prior year from fees generated on additional commitments, and a full year of base fees on commitments to our flagship real estate and infrastructure private funds which closed in 2013. We recorded $18 million of catch-up fees in 2013 in respect of prior years that were crystallized upon the final close of our flagship property fund. Base fees from our public markets activities increased by $25 million to $95 million due to increased values and new client commitments.

We received $48 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, representing an increase of 50% from 2013. The growth reflects increases in unit distributions by BIP and BREP of 12% and 7%, respectively.

We earned $21 million of performance fees for managing public securities portfolios, based on exceeding performance thresholds in a number of our strategies, in particular our real estate hedge funds and structured products funds. We earned $30 million of performance fees in 2013.

Our transaction and advisory operations are primarily focused on real estate and infrastructure transactions. Advisory fees totalled $48 million (2013 – $47 million) and we earned $13 million (2013 – $1 million) of transaction fees on completing co-investment transactions.

Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 50% for the year, compared to 47% in 2013, excluding the aforementioned $18 million catch-up fee. Direct costs increased by $68 million year-over-year due to expansion in our operations and include $12 million of non-controlling interests in fee related earnings recorded by partially owned entities (2013 – $nil).

38    BROOKFIELD ASSET MANAGEMENT

Carried Interests

We generated $178 million of unrealized carried interest during 2014 based on investment performance compared to $195 million in 2013. Strong performance in local currencies was partially offset by lower U.S. dollar values due to the strengthening U.S. dollar.

Accumulated unrealized carried interests totalled $488 million at December 31, 2014. We estimate that direct expenses of approximately $174 million will arise on the realization of the amounts accumulated to date, of which $61 million relates to the carry generated in the year. We realized $8 million of carried interest during the year, or $3 million of net clients costs and non-controlling interests, upon completion of the relevant determination period. We realized $558 million of carried interest in 2013, on the wind up of the consortium that acquired our U.S. shopping business, representing our share of the gains generated for our clients on this investment, which accumulated over a period of five years. The amount of unrealized carried interests and associated costs are shown in the following table:

	2014			2013
AS AT DECEMBER 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, beginning of year	$318	$(118)	$200	$689	$(57)	$632
In-period change
Generated	178	(61)	117	195	(62)	133
Less: realized	(8)	5	(3)	(566)	1	(565)

Unrealized balance, end of year	$488	$(174)	$314	$318	$(118)	$200

The funds to which unrealized carried interest relates have a weighted average term to realization of five years. Recognition of carried interest is dependent on future investment performance.

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT DECEMBER 31 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Markets	Total	2013
Property	$21,759	$15,644	$5,315	$42,718	$30,313
Renewable energy	10,880	2,169	—	13,049	11,494
Infrastructure	9,382	8,137	6,848	24,367	21,717
Private equity	—	2,588	—	2,588	2,683
Other	—	—	5,818	5,818	13,086

December 31, 2014	$42,021	$28,538	$17,981	$88,540	n/a

December 31, 2013	$32,997	$25,625	$20,671	n/a	$79,293

1.	Includes Brookfield capital of $22.7 billion (2013 – $19.7 billion) in listed partnerships and $7.0 billion (2013 – $6.0 billion) in private funds

Listed partnership capital includes the market capitalization of our listed issuers: BPY, BREP, BIP, Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities, and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $6.9 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $2.8 billion for property funds, $3.4 billion for infrastructure funds and $0.7 billion for private equity funds, and have an average term during which they can be called of approximately two years. We expect that $2.0 billion of this capital, which is currently committed for investments, will be called in the first six months of 2015. Private fund fee bearing capital has a remaining average term of seven years (nine years with two one-year extension options). Private fund capital also includes approximately $3.2 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option.

2014 ANNUAL REPORT    39

The principal changes in fee bearing capital during 2014 are set out in the following table:

FOR THE YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	Listed Partnerships	Private Funds	Public Markets	Total
Balance, December 31, 2013	$32,997	$25,625	$20,671	$79,293

Inflows	5,398	4,744	5,229	15,371
Outflows	—	(294)	(2,283)	(2,577)
Expired capital	—	(533)	—	(533)
Distributions	(1,584)	(684)	—	(2,268)
Market activity	6,215	—	1,324	7,539
Foreign exchange and other	(1,005)	(320)	—	(1,325)

Change	9,024	2,913	4,270	16,207
Sale of fixed income operations	—	—	(6,960)	(6,960)

Balance, December 31, 2014	$42,021	$28,538	$17,981	$88,540

Fee bearing capital increased to $89 billion during 2014. Net increases of $16.2 billion in the year were offset in part by the sale of a fixed income business with $7 billion of fee bearing capital. Listed partnership fee bearing capital increased by $9 billion to $42 billion due to $5.4 billion of equity issuances and increases in unit values. Investing cash reserved by BPY for the acquisition of an additional 28% interest in Canary Wharf will increase listed partnership capital by $1.8 billion. Private fund capital increased by $3 billion to $29 billion as a result of new inflows. Net inflows from new and existing clients and market appreciation added $4.3 billion to our public markets fee bearing capital.

Outlook and Growth Initiatives

We continue to experience increased interest by institutions and other investors in real asset investments, which is the focus of most of our investment activities. We have more than $11 billion of private funds in marketing for a variety of investment strategies and hope to be in a position to begin an additional $10 billion of fundraising during 2015 by sufficiently investing existing funds. Looking forward, we continue to focus on expanding fee bearing capital and associated FFO through launching larger private funds, expanding the range of our products and selectively widening our fund focus by region.

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.1 billion at December 31, 2014, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY privatized its office subsidiary, Brookfield Office Properties, during the second quarter of 2014, acquiring the 51% of common shares that it did not own. Two-thirds of the transaction consideration was in the form of BPY equity units and the remaining one-third was cash, which resulted in a decrease of our economic ownership interest in BPY from 89% at December 31, 2013 to 68%. During the fourth quarter of 2014, BPY issued $1.8 billion of convertible preferred equity, which reduced our economic ownership interest in BPY from 68% to 62% on an “as-converted” basis.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 244 properties containing over 112 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe, Australia, Brazil and India. We also develop office properties on a selective basis and our office development assets consist of interests in 21 sites totalling approximately 19 million square feet. BPY owned a 22% equity interest in Canary Wharf at December 31, 2014, which increased to 50% in March 2015. Of the total properties in our office portfolio, 211 properties, consisting of 94 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 164 retail properties in the United States and Brazil, encompassing 154 million square feet. Our North American retail operations are held through our 33% fully diluted interest in GGP and a 34% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 35% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. Of the total properties in our retail portfolio, 157 properties, consisting of 152 million square feet, are equity accounted investments and the remaining are consolidated under IFRS. In addition, our retail mall portfolio has a redevelopment pipeline that exceeds $600 million (on a proportionate basis).

40    BROOKFIELD ASSET MANAGEMENT

Other Properties: We own and operate industrial, multifamily, hotel and triple net lease properties. Our industrial portfolio consists of interests in 168 operating properties in North America and Europe, containing 44 million square feet of space. We also own and manage a land portfolio with the potential to build 54 million square feet of industrial properties. Of the total properties in our industrial portfolio, 116 properties, consisting of 25 million square feet, are consolidated and the remaining interests are equity accounted. Our multifamily portfolio includes over 27,800 multifamily units in the United States and Canada, while our hotel portfolio includes 11 properties with 8,700 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Property Partners
Equity units[1,2]	$499	$492	$13,681	$12,180
Preferred shares	76	56	1,275	1,275

	575	548	14,956	13,455
Other
Property assets	14	6	462	469
Liabilities and other carrying costs	(35)	(28)	(541)	(585)
Realized disposition gains	330	28	—	—

	$ 884	$554	$14,877	$13,339

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing a 62% economic ownership interest in BPY

2.

Represents our share of BPY’s FFO of $758 million (2013 – $565), adjusted to exclude $46 million (2013 – $38 million) of FFO related to asset management and service activities conducted by BPY and its subsidiaries

FFO within our property segment was $884 million and increased from the $554 million recorded in 2013 due primarily to $330 million of realized disposition gains recorded in 2014 compared to $28 million in 2013. FFO excluding realized disposition gains increased due to our increased ownership interest in our office portfolio and positive leasing spreads offset by increased management fees and interest expense. Realized disposition gains in the current year include $139 million of gains on the disposition of assets in our U.S. office portfolio, a $67 million gain within our U.S. retail portfolio, a $41 million gain on the sale of a UK office property, a $30 million gain on the repayment of a distressed European debt investment and $53 million of gains on the sale of assets in our opportunistic funds.

Brookfield Property Partners

BPY’s FFO for 2014 was $758 million, of which our share was $575 million. We received $499 million through our equity interest and an additional $76 million as dividends on preferred shares that were issued to us on the formation of BPY (2013 – $56 million). This represents an increase of $27 million from the $548 million of FFO recorded during 2013.

Office Properties

BPY recorded FFO of $539 million from its office property operations in 2014 compared to $354 million 2013. The $185 million increase in BPY’s office FFO was due primarily to an increase in the weighted average ownership in office portfolio from 49% to 87% in the second quarter of 2014. Same-property revenues at most of our United States and European properties increased due to higher occupancy levels and positive leasing on expiring leases. These positive variances were partially offset by a decrease in revenues following an expected large lease expiry at Brookfield Place, New York in October 2013, the negative impact of foreign currency exchange and the receipt of a $14 million distribution from Canary Wharf in 2013, whereas we did not receive a distribution in the current period.

Leasing activity during the year consisted of 10.8 million square feet of new and renewal leases at an average in-place net rent of $34.43, which was 34% higher than expiring net rents of $25.74 per square foot. This resulted in a 2.0% increase in average in-place net rents from $28.81 to $29.39 per square foot, after reflecting the impact of currency revaluation. Overall occupancy decreased from the prior year to 86.8% (2013 – 88.0%) as we continued to recycle capital, disposing of mature, high occupancy office properties and acquiring under leased properties. Nearly 65% of the current year’s leasing was in respect of new leases, which resulted in tenant improvements and leasing costs related to leasing activity increasing from $42.99 to $73.14 per square foot. This increase was due to a high percentage of leasing activity associated with new leases that were concentrated in New York City where leasing costs tend to be higher. Our overall office portfolio in-place net rents are currently 21% below market net rents.

2014 ANNUAL REPORT    41

We currently have 5.1 million square feet of active development projects, including Manhattan West in New York, Bay Adelaide Centre East in Toronto, Brookfield Places in Calgary and Perth, as well as London Wall Place and Principal Place in London and the Giroflex towers in São Paulo. These projects are 50% pre-leased in aggregate and we estimate an additional cost of $2.0 billion to complete construction.

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, increased to $491 million in 2014 (2013 – $298 million), of which our share was $353 million (2013 – $280 million). The $193 million increase in BPY’s FFO from retail properties is primarily the result of a 6% increase in our weighted average ownership of GGP from 23% to 29%, a 4.5% increase in same-store net operating income at GGP and an overall reduction in interest expense, as GGP benefitted from reduced interest rates on refinancing activities. Retail FFO also benefitted from the contribution of our $500 million investment in a retail property company in Shanghai, China, $157 million of which was contributed by BPY and our institutional partners funded the remaining portion. This investment contributed $12 million of FFO to BPY.

Our retail portfolio occupancy rate remained relatively unchanged at 95.8% as at December 31, 2014. We leased approximately 7.8 million square feet during the year increasing in-place rents to $54.71 at December 31, 2014 from $53.15 at December 31, 2013 on a suite-to-suite basis. At GGP, total sales, excluding anchors, increased 2.8% compared to the prior year and suite-to-suite lease spreads increased by 18.3% for executed leases commencing in 2014.

Industrial, Multifamily, Hotels and Triple Net Leased Assets

BPY owns industrial, multifamily, hotel and triple net leased property assets primarily through funds that are managed by us. The carrying value of BPY’s investment in these operations is $1.6 billion as of December 31, 2014 (2013 – $0.9 million), and its share of the associated FFO increased to $77 million (2013 – $61 million), primarily from a full year contribution from our UK and U.S. industrial operations, the acquisition of value-add multifamily units, additional hotel investments in May 2014 through a strategic partnership, and the acquisition of a triple net lease portfolio, consisting of over 300 automotive dealerships, in the fourth quarter of 2014. Offsetting the contribution from capital deployed, were the removal of FFO on dispositions, which includes mature assets within the multifamily portfolios, a resort property and a portfolio of Mexican industrial properties.

Corporate

BPY’s FFO from its corporate segment was a charge of $349 million for the year ended December 31, 2014 compared to a charge of $148 million in the prior year. The $201 million decrease in FFO from 2013 is attributable to an increase in interest expense on BPY’s credit facilities, which were primarily drawn on to fund the privatization of Brookfield Office Properties Inc. (“BPO”). Additionally, asset management fees paid during the year increased to $100 million from $36 million in 2013 primarily from an increase in capitalization and a full year of operation.

Common Equity by Segment

Common equity by segment increased by $1.6 billion to $14.9 billion (2013 – $13.3 billion) primarily due to our share of BPY’s net income, including fair value gains which are further described on page 22. This was partially offset by foreign currency revaluation, distributions paid and a net equity reduction on the privatization of our office subsidiary.

Outlook and Growth Initiatives

Subsequent to year-end, BPY agreed to acquire Canary Wharf Group for approximately £2.6 billion, through a strategic partnership. The UK portfolio will add 6.4 million square feet of premier office and retail properties to its leasing portfolio, and 11.2 million square feet of development assets.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management, including refinancing mature properties and disposition of select mature or non-core assets;

•	Advancing development assets as the economy rebounds and supply constraints create opportunities; and

•	Renewing and extending borrowings to take advantage of the current low interest rate environment.

We anticipate realizing significant net revenue increases over 2015 and 2016 as a result of the leasing activity completed in 2014. Notably, Brookfield Place New York is now 95% leased, which will result in meaningful increases in FFO as the tenant build-outs are completed in 2015 and 2016. We anticipate that these new leases will more than offset the FFO reduction from the large lease expiry noted above.

We expect to increase the cash flows from our office and retail property activities through continued leasing activity as described above. In particular, we are operating below our normal office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. Most of our markets have favourable outlooks, which we expect will also lead to strong growth in lease rates.

42    BROOKFIELD ASSET MANAGEMENT

We remain focused on harvesting capital from mature properties, which may result in the sale of assets, on a whole or partial basis and to fund additional investment activity. The proceeds of these transactions will be utilized to repay our office property bridge facility which has a term of two years.

Transaction activity is strong across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest of whole or partial interests in a number of mature assets to capitalize on existing market conditions.

We continue to focus on completing our active developments and redevelopments, which have scheduled completion dates between 2016 to 2019. In addition to our active developments, we have a 5.6 million square foot development pipeline and continue to reposition and redevelop existing retail properties, in particular, a number of our shopping centres in the United States.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 63% economic ownership interest in Brookfield Renewable Energy Partners. BREP is listed on both the NYSE and TSX and had an equity capitalization of $8.5 billion at December 31, 2014, based on public pricing. BREP operates renewable energy facilities and owns them both directly as well as through our private infrastructure funds.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BREP and the operations of BEMI:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Brookfield Renewable Energy Partners[1]	$359	$390	$3,806	$3,534
Brookfield Energy Marketing	(46)	(119)	1,076	894
Realized disposition gains	—	176	—	—

	$313	$447	$4,882	$4,428

1.

Brookfield’s economic ownership interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.7 million general partnership units; together representing a 63% economic ownership interest in BREP

Our share of BREP’s FFO decreased by $31 million to $359 million due to a contractual price decrease in a previously high price contract, limited operations at a gas-fired plant, and negative foreign currency exchange, which was partially offset by the contribution from assets acquired or commissioned during the year. In addition, our share of BREP’s FFO decreased by $8 million as a result of our reduced weighted average ownership interest compared to 2013. BEMI incurred a $46 million loss during the year, representing an improvement of $73 million over the prior year. FFO benefitted from strong pricing and capacity sales, primarily in the first quarter of 2014.

BREP completed a $325 million unit issuance in June 2014, in which we did not participate, resulting in a reduction in our economic ownership interest from 65% to 63%. In the first quarter of 2013, we completed a secondary offering of BREP and recognized a $176 million realized disposition gain.

Brookfield Renewable Energy Partners

BREP owns one of the world’s largest, publicly traded, pure-play renewable energy portfolios with 6,700 MW of installed capacity, and long-term average annual generation of 24,000 GWh. This portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the United States, Canada, Brazil and Europe. BREP also has an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions.

2014 ANNUAL REPORT    43

FOR THE YEARS DECEMBER 31 (GIGAWATT HOURS AND $MILLIONS)	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations
	2014	2013	2014	2013	2014	2013
Revenues
Hydroelectric	19,234	19,232	19,531	18,399	$1,414	$1,409
Wind energy	3,103	2,220	3,417	2,538	308	258
Co-generation	211	770	348	899	29	71

	22,548	22,222	23,296	21,836	1,751	1,738

Direct operating costs					(524)	(530)
Interest expense and other					(484)	(470)
Non-controlling interest					(183)	(144)

BREP FFO					$560	$594

Brookfield’s share					$359	$390

BREP’s FFO decreased by $34 million to $560 million (2013 – $594 million), of which our share was $359 million (2013 – $390 million). Generation levels totalled 22,548 GWh, 3% below the long-term average of 23,296 GWh, and an increase of 326 GWh (1%) compared to the same period of the prior year.

Hydroelectric generation of 19,234 GWh was 2% below long-term average (“LTA”) compared to generation that was 5% above LTA in 2013. Generation from hydroelectric assets held throughout both reporting periods was 18,192 GWh, 5% below the 19,232 GWh produced in the prior year. Recently acquired and commissioned facilities and a full year’s contribution from facilities acquired in 2013 produced 1,042 GWh. The variance in year-over-year results from existing facilities reflects the return to more normal generation levels in the United States after experiencing very strong hydrological conditions across much of the portfolio in the prior year. In Brazil, our participation in the hydrological balancing pool mitigated the impact of drought-like conditions and resulted in generation being only 8% lower than assured levels.

Generation from the wind portfolio of 3,103 GWh, was 9% below long-term average of 3,417 GWh. Our recent acquisition of a wind portfolio in Ireland contributed 891 GWh, partly offsetting the lower wind conditions across the rest of the wind portfolio in the United States and Canada. Our 110 MW natural gas-fired co-generation plant in Ontario produced nominal generation in the period as a result of low power prices relative to gas market prices. The operations at this facility have been temporarily suspended but remain available to be restarted should economic conditions allow.

Revenues for the year totalled $1,751 million. Our recently acquired and commissioned assets contributed $151 million of revenue. Stronger merchant pricing and annual escalations in our power purchase agreements partially offset lower generation from existing U.S. hydroelectric facilities and a contractual price decrease in a previously high price contract, resulting in a net $46 million decrease in revenue. Generation in Canada was consistent with the prior year in aggregate; however stronger performance from facilities with higher relative contract prices contributed an additional $9 million. In Brazil, revenues declined $14 million as the impact of lower generation was partially offset by our ability to capture strong merchant power pricing by keeping a portion of our output uncontracted. Revenue from our natural gas-fired plant in Ontario decreased by $40 million reflecting limited operations throughout 2014. Revenues in Canada and Brazil were also impacted by negative foreign currency variation.

Direct operating costs totalled $524 million representing a decrease of $6 million attributable to the savings achieved from the cost efficiencies at our operations, the reduction in power purchased in the open market for our co-generation facilities and the benefit of reduced Canadian and Brazilian costs in U.S. dollars, based on a stronger U.S. dollar in 2014. The incremental expense related to the growth in the portfolio was $46 million.

Interest expense totalled $415 million representing an increase of $5 million. The financing relating to the growth in our portfolio was partly offset by the decrease in borrowing costs due to repayments in the normal course on existing subsidiary borrowings and on BREP’s credit facilities. Other expenses including management service costs of $51 million representing an increase of $10 million primarily attributable to the increase in the market value BREP’s equity units and the issuance of LP Units in the second quarter of 2014.

The $39 million increase in non-controlling interests is primarily due to new assets acquired being held through our private funds, and accordingly, we receive only a portion of the FFO that they generate.

Brookfield Energy Marketing

Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BREP as described below. We are entitled to sell the power as well as any ancillary revenues, such as capacity and renewable energy credits or premiums.

BEMI purchased approximately 8,900 GWh (2013 – 8,800 GWh) of electricity from BREP during 2014 at an average price of $73 per megawatt hour (“MWh”) (2013 – $74 per MWh) and sold this power at an average price, including ancillary revenues, of $68 per MWh (2013 – $61 per MWh), resulting in an FFO deficit of $46 million (2013 – $119 million). Ancillary revenues, which include capacity payments, green credits and revenues generated for the peaking ability of our plants,

44    BROOKFIELD ASSET MANAGEMENT

totalled $127 million (2013 – $107 million) and increased average realized prices by $14 per MWh (2013 – $12 per MWh). Approximately 3,300 GWh of BEMI power sales were pursuant to long-term contracts at an average price of $80 per MWh (2013 – $85 per MWh). The balance of approximately 5,600 GWh was sold in the short-term market at an average price of $60 per MWh, including ancillary revenues (2013 – $46 per MWh).

Common Equity by Segment

Common equity by segment increased by $454 million to $4.9 billion during the period, primarily due to the contribution from FFO and the increased value of our portfolio, partially offset by distributions received from BREP. We recorded a $47 million dilution gain directly to equity on the reduction of our ownership interest in BREP following an equity issue in June 2014, which we did not participate in.

Outlook and Growth Initiatives

Acquisition and development activities completed during the year increased our estimated annualized generation by 2,501 GWh, which includes the contributions from a recently acquired wind portfolio in Ireland. This was our first acquisition in Europe and provides us with a strong foundation to expand our renewable energy business. More recently, we announced the acquisition of a 488 MW diversified portfolio which will greatly expand our operating capacity in Brazil.

Notwithstanding the current low price environment for electricity prices in our North American markets, we believe electricity prices will increase strongly over the long term due to the challenges facing many forms of generation technologies, including environmental concerns and possible carbon pricing, desires for energy independence and security and other potential legislative and market driven factors. In the short term, most of our revenues are secured through long-term contracts. Uncontracted power is being sold at the current market price which has increased substantially in recent months due to seasonal climate conditions. In the long term, we are well positioned to benefit from increasing electricity prices.

BREP has entered into long-term agreements that enable it to sell power at pre-determined prices, including contracts with BEMI. These contracts have a weighted average term of 18 years and represent 85% of our long-term average generation for both 2015 and 2016, based on long-term average generation, declining to 74% in 2017. The average price at which power is sold under these agreements is $81 per MWh in 2015, and averages $83 per MWh over the next five years.

BEMI is expected to purchase approximately 8,450 GWh of electricity from BREP during each of the next five years based on long-term average generation, at an average price of $70 per MWh, which increases annually based on a percentage of inflation. BEMI has entered into long-term contracts to sell approximately 3,200 GWh of expected annual purchases based on long-term average generation. These contracts have an average life of 15 years and an average price over the next five years of $71 per MWh. The remaining 5,250 GWh is expected to be sold on a short-term basis until such time as we can secure long-term contracts at prices that are consistent with our long-term expectation for power prices.

The majority of our portfolio consists of hydroelectric generating facilities, and as a result, our revenues are subject to hydrology levels. Over the long term we believe that generation at our existing facilities will approximate their long-term averages, however significant variances may occur in any given year. Our North American assets have the ability to store water in reservoirs approximating 29% of their annual generation which allow us to generate power during higher price periods to varying degrees. In addition, our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil provides partial protection against short-term changes in water supply.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 28% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $8.8 billion at December 31, 2014, based on public pricing. BIP owns a number of these infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP, our directly held sustainable resources operations and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Brookfield Infrastructure Partners[1]	$194	$185	$1,390	$1,478
Sustainable resources	28	37	707	693
Realized disposition gains	—	250	—	—

	$222	$472	$2,097	$2,171

1.	Brookfield’s 28% economic ownership interest in BIP consists of 59.8 million redemption-exchange units

2014 ANNUAL REPORT    45

We disposed of our direct and indirectly held Pacific Northwest timberlands in the prior year, generating proceeds of $600 million and a $163 million realized disposition gain.

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Approximately 80% of our energy operations are supported by long-term contractual revenues.

BIP recorded $724 million of FFO in 2014 ($194 million at our share), representing a 5% increase from prior year as the benefit of organic growth and contribution from new investments more than offset the elimination of FFO from assets that were sold in prior periods as part of a capital recycling initiative.

FFO from utilities operations was $367 million ($105 million at our share), slightly below the prior year FFO of $377 million, as the benefit from inflation indexation and contributions from organic growth investments over the past year were offset by the elimination of FFO from the Australasian regulated distribution operation that was sold in the fourth quarter of 2013. Excluding the impact of the sale, BIP’s utilities FFO increased by $39 million and benefitted from higher connections activity at our UK regulated distribution business, inflation indexation, a larger regulated asset base and lower costs resulting from margin improvement programs at a number of operations.

Transport FFO increased by $66 million to $392 million ($112 million at our share) during the year. South American toll roads contributed an additional $43 million of FFO compared to the prior year, primarily from increased ownership in these operations and an 8% increase in toll revenues versus the prior year due to increased tariffs and volumes. FFO also benefitted from the contribution from a Brazilian rail business acquired during the third quarter, which generated $14 million of FFO; and improved results at our UK port as economic conditions continue to improve in the region.

Energy FFO decreased by $2 million to $68 million ($19 million at our share). The expansion of our North American district energy business and improved performance at our energy distribution businesses increased FFO by $6 million; however this was offset by lower transportation volumes at our North American energy transmission business.

Sustainable Resources

Sustainable resource FFO of $28 million decreased by $9 million from the prior year due to the inclusion of $17 million of FFO from assets disposed in 2013. These investments include timberlands in the northeastern U.S. and Canada, and capital in a number of timber and agriculture private funds managed by us.

Common Equity by Segment

Infrastructure common equity by segment was lower than the prior year, as the contribution from FFO and positive appraisal gains was offset by negative currency revaluation and distributions paid to us. A significant amount of the carrying value of our infrastructure operations is recorded as intangible assets which are held at cost and are amortized over their useful lives as opposed to being recorded at fair value. Accordingly, common equity by segment is reduced by the amortization recorded on these assets.

Outlook and Growth Initiatives

In the utilities platform, we expect to earn a return on incremental investments which is consistent with our current return on rate base. Within our transport and energy operations we are increasing our investments in transportation assets such as ports and toll roads, as we see attractive valuations and exposure to GDP growth through increasing traffic volumes. We have also recently completed $600 million of new investments in these operations through our private infrastructure funds along with our partners.

Our timber funds continue to attract strong interest from institutional investors and we continue to deploy capital in these funds. Our R$330 million Brazil Agriland Fund is currently almost fully invested and we will use the remaining capital to fund conversion of additional lands to crop production.

46    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.3 billion, as well as direct investments in several private companies and public companies including Norbord Inc. (“Norbord”).

FFO was $369 million and included $239 million of disposition gains. FFO excluding disposition gains decreased from $296 million to $130 million in 2014 due largely to a decrease of $91 million in our share of Norbord’s FFO due to 31% lower North American oriented strand board (“OSB”) prices. OSB prices averaged $218 per thousand square feet (“Msf”) in 2014 compared to $315 per Msf in 2013. In addition, the prior year included $46 million of additional FFO from Western Forest Products Inc. (“Western Forest Products”), which was disposed of in 2014. Our private funds contributed $61 million of FFO, representing a $5 million decrease from the 2013. Improved pricing and production in our natural gas businesses was offset by the impact of reduced pricing and volumes and negative currency revaluation in our indirectly held wood products operations.

We recognized $239 million of realized disposition gains in 2014, primarily related to the sale of Western Forest Products. The prior year included a $200 million disposition gain on the sale of a private fund investee company as well as gains on the partial sales of Western Forest Products and Norbord.

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord and other investments and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Brookfield Capital Partners
Private funds	$61	$66	$726	$474
Norbord	29	120	189	246
Western Forest Products and other investments	40	110	135	385
Realized disposition gains	239	316	—	—

	$369	$612	$1,050	$1,105

Our private funds include 16 investments in a diverse range of industries. Our average investment is $23 million excluding our largest single investment of $374 million using IFRS values. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at December 31, 2014 was approximately $618 million based on market prices, compared to our carrying value of $189 million.

Segment equity decreased by $55 million from 2013 to $1.1 billion, representing the distribution of capital following asset monetizations partially offset by the contribution from earnings and capital invested in our private funds.

Outlook and Growth

In December, Norbord and Ainsworth announced that they have entered into an arrangement under which Norbord will acquire all of the outstanding shares of Ainsworth Lumber Co. Ltd. The transaction has received shareholder and anti-trust approvals, and we anticipate closing by March 31, 2015. The combined company will be one of the largest and lowest-cost OSB producers globally, with a portfolio of high-quality assets that produce a wide range of products for residential, industrial and specialty applications.

We have now fully invested our most recent private equity fund and continue to focus on enhancing and realizing value within our existing investments. With the current volatility in energy prices we are actively reviewing opportunities to invest in and around the oil sector.

We will continue to focus on investing at attractive valuations in sectors where we can leverage our real asset and related operating platform expertise through our private equity funds which will be the conduit for all of our opportunistic private equity investments.

2014 ANNUAL REPORT    47

RESIDENTIAL DEVELOPMENT

Our residential development operations consist primarily of direct investments in two companies: Brookfield Residential Properties Inc. (“Brookfield Residential” or “BRP”) and Brookfield Incorporações S.A. (“BISA”), as well as directly held operations in Australia.

Our North American business is conducted through BRP. As at December 31, 2014, we held approximately 71% of BRP, which was listed on the New York and Toronto stock exchanges. BRP is active in 11 principal markets located primarily in Canada, and the U.S., and controls over 105,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders. In December 2014, we entered into a definitive arrangement to acquire the 29% of common shares of Brookfield Residential that we do not already own by way of a court-approved plan of arrangement for $24.25 per common share. We completed this transaction on March 13, 2015, acquiring 32.4 million common shares of BRP.

Our Brazilian business is conducted through BISA, one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and the six other markets that collectively account for the majority of the Brazilian real estate market. We acquired 262 million shares of BISA during November 2014, increasing our ownership from 45% to 87%, and are completing a process to acquire the remaining shares of BISA that we do not own.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Our Brazilian residential development operations have been affected by weaker market fundamentals, which have resulted in both construction delays and a reduction in overall project launches. As a result, we have recorded a $87 million impairment of our Brazilian residential goodwill.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Residential
North America (BRP)	$183	$117	$1,135	$960
Brazil (BISA)	(20)	(61)	785	421
Australia and other	1	(10)	160	54

	$164	$46	$2,080	$1,435

Funds from operations from BRP increased by 56% to $183 million as a result of improved revenues and gross margins in our U.S. operations offsetting a lower contribution from Canada due to changes in product mix. Overall gross margins for land and housing were 31% for the quarter. The average home selling price increased 16% to $516,000, compared to $444,000 for the same period in 2013. Single family lot sales decreased to 2,107 lots from 2,402 lots in 2013 and 216 fewer raw and partially finished acres were sold in 2014. This was partially offset by a 14% increase in the average lot selling price. We have 29 active land communities and 61 active housing communities, up from 21 and 47 in 2013, respectively.

We delivered 43 projects in our Brazilian operations during 2014, recognizing $1,095 million of revenue. We continue to experience reduced level of launches and contracted sales in this business and we are focusing on operational efficiencies to increase margins.

Outlook and Growth Initiatives

We believe our North American activities will continue to benefit from the continuing recovery of the U.S. housing industry which should favourably impact our future prices and volumes. Recently announced changes to lending standards and the proposed reduction in FHA premiums should help to further stimulate activity in the U.S. market. In Canada, the impact of declining commodity prices on the housing market may have offsetting impacts. We believe the rapid decline in oil prices could present challenges for the energy-driven Alberta market. Elsewhere however, we believe the overall impact of lower oil and gas prices could prove to be positive for both the Canadian and U.S. consumer and therefore the homebuilding industry. Net new home orders increased 1.1% to 2,382 units in 2014 as a result of stable market performance in Canada and the recovery in the U.S., which increased the units and value of our backlog units by 8.1% and 9.4%, respectively, over the prior year, with much of the increase occurring within our U.S. operations. At the end of 2014, the North American backlog of homes sold but not delivered was 989, with a sales value of $490 million, compared to 915 homes with a value of $448 million at the same time last year.

48    BROOKFIELD ASSET MANAGEMENT

Brazil is currently experiencing lower growth, which is having a negative impact on current returns. We intend to restructure the company’s operations and refocus the company in select key markets.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Service activities
Construction	$108	$118	$914	$938
Property services	44	39	306	348

	$152	$157	$1,220	$1,286

We recognized $108 million of construction FFO during 2014, representing a decrease of $10 million from the prior year. Revenues and direct costs decreased by $551 million and $541 million to $2,669 million and $2,561 million, respectively, due to a delay in large projects in the first three quarters of 2014 across several geographies and negative foreign currency exchange. Operating margins decreased to 7.1% from 7.5% in 2013. Work-in-hand continued to grow during the year, particularly in the fourth quarter, increasing to $6.4 billion at the end of December 31, 2014 from $3.4 billion at December 31, 2013 primarily due to the successful contract of a large stadium in Perth, Australia. Our work book consists of 85 projects with an average project life of 2.4 years, of which 1.2 years are remaining.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase in FFO was due to increased activity and sale volumes throughout our operations, partially offset by the impact of lower currency values for the Australian and Canadian dollars. Subsequent to year end, we acquired the 50% of our Canadian and Australian facilities management operations that we do not own. This acquisition will facilitate a merger with our wholly owned businesses in the Middle East and South America as part of a broader plan to create a leading global facilities management business. We intend to expand our facilities management businesses to the United States and Europe, building on client relationships across our 340 million square foot property portfolio.

CORPORATE ACTIVITIES

Our corporate operations primarily consist of allocating capital to our operating platforms, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Cash and financial assets, net	$40	$159	$897	$814
Realized disposition gains	(6)	525	—	—
Corporate and subsidiary borrowings	(230)	(291)	(4,075)	(3,975)
Capital securities and preferred equity[1]	(2)	(13)	(3,549)	(3,261)
Corporate costs and taxes/net working capital	(133)	(157)	351	223

	$(331)	$223	$(6,376)	$(6,199)

1. FFO excludes preferred share distributions of $154 million (2013 – $145 million)

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $1,197 million of cash and financial assets, which are partially offset by $300 million (2013 – $782 million) of deposits and other liabilities.

2014 ANNUAL REPORT    49

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Interest expense on corporate and subsidiary borrowings declined by $61 million compared to 2013. We terminated a long-dated interest rate swap in the third quarter of 2013 through a one-time $905 million payment, which resulted in us no longer incurring interest expense in the current year (2013 – $87 million) and the recognition of a $525 million gain. We financed the repayment through a series of medium-term note issuances, which decreased our cost of capital by nearly 500 basis points.

We redeemed our remaining C$175 million of capital securities on April 6, 2014, using the proceeds from the issuance of C$200 million, Series 38 4.4% preferred shares in the first quarter. We issued and redeemed C$300 million, Series 40 4.5% preferred shares and C$300 million, Series 22 7% preferred shares in the second and third quarter, respectively. We also issued C$300 million, Series 42 4.5% rate reset preferred shares.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and our corporate net deferred income tax asset of $567 million (2013 – $625 million). Net working capital also includes a $570 million loan receivable from BPY.

50    BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

FINANCING STRATEGY

The following are key elements of our capital strategy:

•	Match our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units is intended to limit the impact of weak performance by one asset or business unit on our ability to finance the balance of the operations.

Most of our financings have investment-grade characteristics which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit, and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.

We maintain sufficient liquidity at the corporate level and within our key operating platforms in order to enable us to react to attractive investment opportunities and deal with contingencies when they arise. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We historically generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer dated assets through dispositions and refinancings. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on attractive investment opportunities.

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), proportionally consolidated and consolidated basis.

	Consolidated		Corporate		Proportionate
AS AT DECEMBER 31 (MILLIONS)	2014[1]	2013	2014	2013	2014[2]	2013
Corporate borrowings	$4,075	$3,975	$4,075	$3,975	$4,075	$3,975
Non-recourse borrowings
Property-specific mortgages	41,674	35,495	—	—	23,555	20,319
Subsidiary borrowings	8,329	7,392	—	—	5,174	3,998

	54,078	46,862	4,075	3,975	32,804	28,292

Accounts payable and other	10,474	10,316	1,158	978	6,945	6,041
Deferred tax liabilities	8,140	6,164	50	24	4,781	3,737
Subsidiary equity obligations	3,541	1,877	—	163	2,149	655
Equity
Non-controlling interests	29,545	26,647	—	—	—	—
Preferred equity	3,549	3,098	3,549	3,098	3,549	3,098
Common equity	20,153	17,781	20,153	17,781	20,153	17,781

	53,247	47,526	23,702	20,879	23,702	20,879

Total capitalization	$129,480	$112,745	$28,985	$26,019	$70,381	$59,604

1.	Reflects liabilities associated with assets held for sale on a consolidated basis
2.	Reflects liabilities associated with assets held for sale on a proportionate basis

2014 ANNUAL REPORT    51

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in consolidated borrowings reflects additional non-recourse asset-specific and subsidiary borrowings relating to newly acquired or consolidated assets and businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $100 million compared to 2013 due to a $185 million increase in term debt, in U.S. dollars, partially offset by an $88 million reduction in short-term borrowings. We issued C$500 million of medium-term notes during the year, which was partially offset by a $245 million reduction in the value of our Canadian dollar term debt due to a lower Canadian dollar relative to the U.S. dollar. We also issued C$800 million of rate-reset preferred shares during the year, the proceeds of which were primarily utilized to refinance the redemption of our remaining C$175 million of capital securities on April 6, 2014 and C$300 million of rate-reset preferred shares on September 30, 2014.

Common and preferred equity totals $23.7 billion (2013 – $20.9 billion) and represents approximately 82% of our corporate capitalization.

Corporate borrowings are further described on page 53.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities increased since 2013 as a result of our increased ownership of our office portfolio, and the associated mortgage debt, which increased from 45% to 68% at December 31, 2014, upon completion of the privatization of our office subsidiary as well as our share of BPY’s $1.5 billion bridge facility which financed one-third of the acquisition.

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis.

	Consolidated		Corporate
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Financial assets
Government bonds	$97	$179	$61	$141
Corporate bonds and other	1,170	498	186	303
Preferred shares	626	33	17	18
Common shares	3,465	2,758	344	730
Loans receivable/deposits	927	1,479	47	43

Total financial assets	6,285	4,947	655	1,235
Cash and cash equivalents	3,160	3,663	542	361

	$9,445	$8,610	$1,197	$1,596

Consolidated Cash and Financial Assets

Consolidated cash and financial assets includes financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments. For example, BPY’s 22% common share investment in Canary Wharf, which is carried at $1.3 billion within consolidated financial assets, is included in our property segment.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

52    BROOKFIELD ASSET MANAGEMENT

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $96 million of insurance liabilities that are included in net working capital within our corporate segment.

Loans receivable exclude $570 million drawn on our $1.0 billion facility with BPY, which is included as a receivable within net working capital in our corporate activities segment.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2013 – $800 million). The carrying value of these derivative instruments reflected in our financial statements at December 31, 2014 was a liability of $9 million (2013 – liability of $12 million).

Corporate Borrowings

Corporate borrowings at December 31, 2014 included term debt of $3.5 billion (December 31, 2013 – $3.3 billion) and $574 million (December 31, 2013 – $662 million) of commercial paper and bank borrowings pursuant to, or backed by, $2.0 billion of committed revolving term credit facilities of which $1.7 billion have a five-year term and the remaining $300 million have a three-year term. As at December 31, 2014, approximately $137 million (December 31, 2013 – $170 million) of the facilities were utilized for letters of credit.

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt have an average term of nine years (December 31, 2013 – nine years). The average interest rate on our corporate borrowings was 4.6% at December 31, 2014 (December 31, 2013 – 4.5%).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT DECEMBER 31 ($ MILLIONS)	2014	2013	2014	2013
Property	5	4	$25,543	$21,577
Renewable energy	10	12	5,991	4,907
Infrastructure	10	10	6,520	6,078
Residential development	1	3	1,531	2,214
Private equity and other	3	1	752	342
Corporate	1	1	27	377

Total	6	6	$40,364	$35,495

The increase in property-specific borrowings of $4.9 billion during 2014 is due primarily to borrowings incurred or assumed in respect of acquisitions. We repaid $371 million of borrowings within our Brazilian residential development operations, which partially offset this increase. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT DECEMBER 31 ($ MILLIONS)	2014	2013	2014	2013
Subsidiary borrowings
Property	2	2	$4,025	$3,075
Renewable energy	6	7	1,687	1,717
Infrastructure	4	4	719	435
Residential development	7	7	1,076	1,266
Private equity and other	2	3	822	899

Total	4	4	$8,329	$7,392

2014 ANNUAL REPORT    53

Subsidiary borrowings generally have no recourse to the company. Property borrowings increased due to borrowings assumed on acquisitions and our bridge facility utilized to fund the cash portion of the privatization of BPO. Private equity borrowings decreased due to the deconsolidation of debt following the sale of Western Forest Products.

Subsidiary Equity Obligations

Subsidiary equity obligations consist of limited life funds and redeemable fund units, capital securities and preferred equity units.

AS AT DECEMBER 31 (MILLIONS)	2014	2013
Limited life funds and redeemable fund units	$1,423	$1,086
Capital securities and subsidiary preferred shares	583	791
Subsidiary preferred equity units	1,535	—

Total	$3,541	$1,877

Limited Life Funds and Redeemable Fund Units

Limited life funds and redeemable fund units increased by $337 million to $1.4 billion due to additional capital invested in limited life funds and increased fund valuations.

Subsidiary Preferred Shares

Subsidiary preferred shares are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common shares at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense.

The company redeemed all of its directly issued Class A Series 12 preferred shares for cash effective April 6, 2014, and the balance represent obligations of BPY and its subsidiaries.

Subsidiary Preferred Equity Units

BPY issued $1,800 million of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the value of the liability and equity conversion option was determined to be $1,535 million and $265 million, respectively, at the time of issuance. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche.

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Floating rate	2.11%	2.13%	$480	$480
Fixed rate	4.82%	4.82%	753	753
Fixed rate-reset	4.59%	5.00%	2,316	1,865

	4.31%	4.51%	$3,549	$3,098

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2014 was 255 basis points.

On March 13, 2014, the company issued 8.0 million Series 38 fixed rate-reset preferred shares with an initial dividend rate of 4.4% for total gross proceeds of C$200 million and used the proceeds to redeem C$175 million of 5.4% capital securities.

On June 5, 2014, the company issued 12.0 million Series 40 fixed rate-reset preferred shares with an initial dividend rate of 4.5% for total gross proceeds of C$300 million, and used the proceeds to redeem C$300 million of Series 22 preferred shares.

On October 8, 2014, the company issued 12.0 million Series 42 fixed rate-reset preferred shares, with an initial dividend rate of 4.5% for total gross proceeds of C$300 million.

54    BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Brookfield Property Partners	$14,618	$12,810
Brookfield Renewable Energy Partners	5,075	4,002
Brookfield Infrastructure Partners	4,932	5,127
Other interests
Private equity operations	1,359	1,410
Residential development operations	602	1,020
Other	2,959	2,278

	$29,545	$26,647

Non-controlling interests at Brookfield Property Partners increased by $1.8 billion due to the portion of comprehensive income attributable to non-controlling interests including $1.3 billion of gains on consolidated investment properties primarily in our office properties. BPY’s non-controlling interest also increased due to equity contributed by our partners and a gain record on, the Brookfield Office Properties privatization transaction, as the consideration of $26.35 per share was a discount to the IFRS book value. These increases were offset by the cash portion of the privatization transaction of BPO, distributions paid and negative foreign currency revaluation. Non-controlling interests at Brookfield Renewable Energy Partners increased by $1.0 billion due to a C$325 million equity issuance by BREP that we did not participate in, and private fund capital calls, as well as the portion of comprehensive income attributable to non-controlling equity interests.

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Outstanding at beginning of year	615.5	619.6
Issued (repurchased)
Repurchases	(1.5)	(8.8)
Long-term share ownership plans[1]	4.6	4.5
Dividend reinvestment plan	0.2	0.2

Outstanding at end of year	618.8	615.5
Unexercised options[2]	36.7	35.6

Total diluted shares at end of year	655.5	651.1

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

We purchased 1.5 million Class A shares during 2014 for $61 million of which 1.3 million shares ($51 million) are in respect of long-term share employee ownership programs.

The company holds 10.8 million Class A shares (December 31, 2013 – 9.6 million) purchased in consolidated entities in respect of long-term share ownership programs and which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 2.9 million (December 31, 2013 – 1.0 million) shares issuable in respect of these plans based on the market value of the Class A shares at December 31, 2014 and December 31, 2013, resulting in a net reduction of 7.9 million (December 31, 2013 – 8.6 million) diluted shares outstanding.

The cash value of unexercised options is $906 million (2013 – $904 million) based on the proceeds that would be received on exercise of the options.

As of March 24, 2015, the Corporation had outstanding 617,888,348 Class A shares and 85,120 Class B shares.

2014 ANNUAL REPORT    55

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Income
	2014	2013
Net income	$3,110	$2,120
Preferred share dividends	(154)	(145)

	2,956	1,975
Capital securities dividends[1]	2	13

Net income available for shareholders	$2,958	$1,988

Weighted average shares	616.7	616.1
Dilutive effect of the conversion of options using treasury stock method[2]	15.7	12.8
Dilutive effect of the conversion of capital securities[1,3]	1.2	7.9

Shares and share equivalents	633.6	636.8

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 and 21 shares were redeemed on April 6, 2014 and June 30, 2013, respectively

2.	Includes Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period end

INTEREST RATE PROFILE

As at December 31, 2014, our net floating rate liability position on a proportionate basis was $5.4 billion (December 31, 2013 – $4.0 billion). As a result, a 10 basis-point increase in interest rates would decrease funds from operations by $5 million (December 31, 2013 – $4 million). Notwithstanding our practice of match funding long-term assets with long-term debt, we believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure in respect of these assets while preserving a long-term maturity profile.

The impact of a 10 basis-point increase in long-term interest rates on the carrying value of financial instruments recorded at market value is estimated to increase net income by $2 million on an annualized basis before tax, based on our positions at December 31, 2014 (December 31, 2013 – $2 million).

We have been active in taking advantage of low long-term rates to fix the coupons on floating rate debt and near term maturities. This has resulted in an increase in our current borrowing expense but we believe this will result in lower costs in the long term. We completed approximately $18 billion of debt and preferred share financings during the year. These refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $10 billion of the asset-specific financings and the $3 billion of preferred shares issued have fixed rate coupons.

As at December 31, 2014, we held a $2.9 billion notional amount (2013 – $2.7 billion) of interest rate contracts, $1.9 billion net to the Corporation (2013 – $1.7 billion), to lock in the risk-free component of interest rates for projected debt refinancings over the next three years at an average risk-free rate of 2.70% (2013 – 2.53%). The effective rate will be approximately 3.92% (2013 – 3.76%) at the time of issuance which reflects the premium relating to the steepness of the yield curve during this period. This represents approximately 30% of expected issuance into the North American and UK markets (2013 – 50%) at our share in the next 3 years. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond, such that a 10 basis-point increase in the interest rate would result in a $28 million positive mark-to-market (2013 – $25 million), and $21 million net to Brookfield (2013 – $14 million), being recorded in other comprehensive income and vice versa.

LIQUIDITY

Overview

As an asset manager, most of our capital transactions and liquidity activities occur within our private funds and listed partnerships. We structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the company other than pre-determined equity commitments such as our share of capital commitments to private funds.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at December 31, 2014, core liquidity at the corporate level was $2.2 billion, consisting of $0.9 billion in net cash and financial assets and $1.3 billion in undrawn credit facilities. Aggregate core

56    BROOKFIELD ASSET MANAGEMENT

liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BREP and BIP, and was $6.9 billion at the end of the year, approximately $1.1 billion higher than at the end of 2013. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Uninvested capital in our private funds totalled $6.9 billion at December 31, 2014.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
AS AT DECEMBER 31 (MILLIONS)	2014	2013	2014	2013	2014	2013
Cash and financial assets, net	$897	$814	$2,340	$913	$3,237	$1,727
Undrawn committed credit facilities	1,254	1,405	2,425	2,733	3,679	4,138

	$2,151	$2,219	$4,765	$3,646	$6,916	$5,865

On a consolidated basis, our two largest normal course capital requirements are the funding of debt maturities and acquisitions. As a result of our financing strategy, the quality of our assets and emphasis on investment grade borrowings and diversification of capital sources, we have consistently refinanced maturities in the normal course, even in difficult capital market environments, and frequently do so in advance of the scheduled maturity to lessen exposure to capital market dispositions. Most of our acquisitions are completed by private funds or listed partnerships that we manage. In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or managed entities such as our listed partnerships. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.

We and our listed subsidiaries enter into commitments to provide capital to the private funds that we manage, similar to the commitments that our clients make. In the case of our property and infrastructure funds, these commitments are expected to be funded by our listed partnerships, specifically BPY, BREP and BIP, although in certain circumstances the agreements provide that the Corporation will fund any commitments that our listed entities fail to fund. As at December 31, 2014 the company had commitments of $3.4 billion to funds, of which $2.9 billion is expected to be funded by managed entities and the balance by the Corporation. In addition, we had $6.9 billion of commitments from third-party clients to fund qualifying transactions. Investments and capital expansion projects are discretionary and require approval under our investment policies including, where appropriate, our Board of Directors. The approval of these activities takes into consideration the availability of capital to fund them.

We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary, however we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.

As discussed further on pages 64 and 65, we enter into financial instruments such as interest rate, foreign currency and power price contracts that require us to make or receive payments based on changes in value of the contracts, either to settle the contract or as collateral. We carefully monitor potential liquidity requirements to ensure that they remain within a reasonable amount and can easily be funded with core liquidity.

On a deconsolidated basis, our primary sources of recurring cash flow are asset management revenues other than carried interests and distributions from our listed partnerships. During 2014 we earned $763 million of asset management revenues which contributed $378 million of fee related earnings after direct costs. We received $1,014 million in distributions from our listed securities during 2014 and have the ability to distribute surplus cash flow of controlled, privately held, investments. Recurring liquidity and capital requirements at the corporate level are typically limited to the payment of interest and dividends, as well as operating expenses. Interest expense and preferred share distributions totalled $232 million and $154 million, respectively, during 2014. Corporate operating expenses and cash taxes totalled $133 million.

Our principal liquidity needs at the corporate level include: debt service and principal repayment obligations; capital calls from funds to which we have committed capital, which typically is at our discretion as we manage the funds; discretionary investments to fund acquisitions and capital expansion projects, including participation in equity issues by our principal investee companies; payments related to financial instruments such as interest rate and foreign currency contracts; payments related to our energy marketing initiatives, when realized prices on power sales are less than the contracted price paid to BREP; ongoing corporate operating costs; and dividend payments declared by our Board of Directors. We describe our contractual obligations on page 59.

We maintain cash and financial assets, as well as undrawn credit facilities, to fund capital transactions. We typically refinance debt in advance of maturity. Most of the our capital at the corporate level is invested in publicly listed securities, in particular

2014 ANNUAL REPORT    57

our listed partnerships and we have the ability to sell a portion of our interests in the listed partnerships to generate additional liquidity. Our economic ownership interests BREP and BPY, at 63%, and 62%, respectively, are both well in excess of what we expect our longer term ownership positions to be. We also receive capital distributions from time to time from asset sales by private funds that we hold direct interests in, such as our private equity funds, and from the sale of directly held assets.

We hold much of the capital invested by the Corporation in the form of listed equity securities which, as noted above, provide us with important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio.

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	482.8	$1.06	$11,042[3]	$588[3]
Brookfield Renewable Energy Partners	172.3	1.66	5,329	286
Brookfield Infrastructure Partners	59.8	2.12	2,504	127
Norbord	27.8	0.80	618	25
Ainsworth Lumber Co. Ltd.	53.7	—	154	—
Acadian Timber Corp.	7.5	0.73	98	6

			$19,745	$1,032

1.	Based on current distribution policies
2.	Quoted value using December 31, 2014 public pricing
3.	Quoted value includes $1,250 million of preferred shares and distributions includes $76 million of preferred distributions

Over the medium to longer term, we believe that our strategy of holding most of the capital we invest in our property, renewable energy and infrastructure businesses through listed entities will significantly increase our capital resources and liquidity and reduce our capital requirements with respect to future investing activities. Our strategy calls for most of the capital invested in assets within these sectors, either directly or through commitments to private funds, to be funded by the listed entities with their own capital resources. This will likely involve the issuance of equity by these entities from time to time, and we may participate in such equity issues, however, the extent of our participation is at our discretion. Furthermore, we may have the opportunity, but not the obligation, to provide other forms of financing to these entities if we believe it is appropriate. We may from time to time enter into commitments to provide financing to listed entities such as an equity subscription facility or loan facility.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Operating activities	$2,574	$2,278
Financing activities	6,633	2,710
Investing activities	(9,596)	(4,041)

Change in cash and cash equivalents	$(389)	$947

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities totalled $2.6 billion in 2014, $296 million higher than in 2013. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. We also deduct other income and gains from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which generated $57 million of cash flow for 2014 (2013 – outlay of $378 million). Cash flow prior to non-cash working capital and residential inventory was $3.1 billion during 2014 which was largely consistent with 2013.

Financing Activities

The company generated $6.6 billion of cash flows from financing activities compared to the $2.7 billion in the comparative period. Property-specific financings generated net cash proceeds of $2.3 billion (2013 – $1.0 billion) and our subsidiaries raised $2.3 billion, net of repayments, from credit facilities and note issuances as temporary financing for acquisitions, prior to establishing long-term debt or calling capital from fund partners (2013 – $0.7 billion). This included $1.7 billion to fund the cash portion of the privatization of our office property subsidiary by BPY. We raised $5.7 billion of capital from our institutional

58    BROOKFIELD ASSET MANAGEMENT

private fund partners and other shareholders (2013 – $3.2 billion) to fund their portion of acquisitions, which included capital calls under contractual commitments as well as $1.8 billion of exchangeable preferred equity units issued by BPY. We distributed and repaid $5.6 billion to private fund and other investors, up from the $2.5 billion in distributions and repayments in the prior year. We also issued C$800 million of corporate preferred securities and C$500 million of corporate debt which refinanced preferred shares and capital securities at lower rates. Financing activities in the prior year include the distribution of the proceeds from two large asset sales, including the sale of a paper and packaging investment in a private equity fund and timberlands in a sustainable resource fund, and a $905 million payment to settle a long-dated interest rate swap liability.

Investing Activities

During 2014 we invested $16.3 billion and generated proceeds of $6.7 billion from dispositions for net cash deployed in investing activities of $9.6 billion. This compares to net cash investments of $4.0 billion in 2013. Investing activities included the $1.7 billion cash consideration paid by BPY to privatize Brookfield Office Properties, but excluded the $3.3 billion of BPY equity units issued on the transaction. We acquired $6.0 billion of consolidated subsidiaries which includes investing $1.2 billion in a triple net lease portfolio, $1.1 billion in multifamily assets, $304 million in a portfolio of office parks in India, $909 million in hydroelectric generation assets in the northeastern U.S and $718 million in wind generation assets in Ireland. We also invested $850 million in a rail logistics operation in South America, $517 million in distressed debt investments, $266 million hotels in the U.S. and made $0.9 billion in capital expenditures on our property development projects. As noted in financing activities above, we set aside $1.8 billion as restricted cash on deposit for our follow-on acquisition in Canary Wharf.

Dispositions totalled approximately $6.7 billion, down from $7.3 billion prior year. As discussed in financing activities above, the prior year included the disposition of two large consolidated operations for gross proceeds of approximately $2.8 billion, whereas in the current period the largest dispositions include an office property in the UK for proceeds of approximately $510 million and the sale of our remaining interest in a forest products investment in our private equity operations for approximately $350 million.

CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

	Payments Due By Period
AS AT DECEMBER 31 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Corporate borrowings	$—	$712	$1,161	$2,202	$4,075
Principal repayments
Non-recourse borrowings
Property-specific mortgages	3,596	11,980	7,449	17,339	40,364
Other debt of subsidiaries	835	3,495	1,984	2,015	8,329
Subsidiary equity obligations	454	129	—	2,958	3,541
Accounts payable and other
Capital lease obligations	3	1	3	44	51
Other	9,881	368	83	25	10,357

Commitments	822	—	—	265	1,087
Operating leases	54	145	97	1,704	2,000

Interest expense[2]
Long-term debt	2,377	2,131	4,446	6,653	15,607
Subsidiary equity obligations	121	306	199	368	994

1.	Represents the aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1.1 billion (2013 – $0.9 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business. These included commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. The company is required under certain circumstances to purchase BPY’s preferred equity units at redemption, as described on pages 54 and 60, and accordingly, commitments in 2014 include $265 million, which represents the value of the exchange option at the time of issuance in respect of BPY’s subsidiary preferred units, and the remaining $1,535 million was recorded within subsidiary equity obligations. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.

The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third

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parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

Our wholly owned energy marketing group has committed to purchase power and other wind generation produced by 63% owned BREP as previously described on pages 44 and 45.

The Corporation has entered into arrangements with respect to $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS

As discussed elsewhere in this MD&A we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.

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PART 5 – OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

OPERATING CAPABILITIES

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. To this end, we strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce strong returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from those competitors that have shorter investment horizons and more of a speculative focus. These operating platforms have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the capital managed for others on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as our position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

RISK MANAGEMENT

Managing risk is an integral part of Brookfield’s business and we have a disciplined and focused approach to risk management.

The assessment and management of risk is the responsibility of the company’s management. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible, and by management teams that have the most knowledge and expertise in the business or risk area.

As such, business specific risks are generally managed at the operating platform level, as the risks vary based on the unique business and operational characteristics. The specific manner and methodologies by which risks are addressed and mitigated vary based upon, among other things, the nature of the risks and of the assets and operations to which they apply, the geographic location of the assets, the economic, political and regulatory environment, and Brookfield’s assessment of the benefits to be derived from such mitigation strategies.

At the same time, we utilize a coordinated approach among our corporate group and our operating platforms to risks that can be more pervasive and correlated in their impact across the organization, such as foreign exchange and interest rate risks, and where we can bring together specialized knowledge to manage these risks. Management of strategic, reputational and regulatory compliance risks are similarly coordinated to ensure consistent focus on organizational objectives.

The company’s Chief Financial Officer has ultimate responsibility for the risk management function and discharges the responsibility with the assistance of the Risk Management Group, which works with various operational and functional groups within Brookfield to coordinate the risk management program and to develop and implement risk mitigation strategies that are appropriate for the Corporation.

These efforts leverage the work conducted by management committees that have been formed to bring together required expertise to manage and oversee key risk areas, and include:

•	Risk Management Steering Committee to support the overall corporate risk management program, and coordinate risk assessment and mitigation on an enterprise-wide basis;

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•	Investment Committees to oversee the investment process as well as monitor the ongoing performance of investments;

•	Conflicts Committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	Financial Risk Oversight Committee to review and monitor financial exposures;

•	Safety Steering Committee to focus on health, safety and environmental matters; and

•	Disclosure Committee to oversee the disclosure of non-financial information.

The Corporation’s Board of Directors has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment and oversight processes. The Board of Directors has delegated responsibility for the oversight of specific risks to board committees as follows:

Risk Management Committee

Oversees the management of Brookfield’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, strategic, regulatory and business risks. These responsibilities include discussing risk assessment and risk management practices with management to ensure ongoing, effective mitigation of key organizational risks, as well as confirming that the company has an appropriate risk taking philosophy and suitable risk capacity.

Audit Committee

Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting as well as for associated audit processes (internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the risk-based internal audit plan, which ensures alignment with risk management activities and organizational priorities.

Management Resources and Compensation Committee

Oversees the risks related to Brookfield’s management resource planning, including succession planning, proposed senior management appointments, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

Governance and Nominating Committee

Oversees the risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest, as well as with respect to related party transactions.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our equity. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

a)	Ownership of Common Shares

The trading price of our Class A shares as well as the dividends paid to holders of our Class A shares are subject to volatility and cannot be predicted.

The historical and potential future returns of the assets and public and private limited partnerships that we manage may not be directly linked to returns on our Class A shares. Therefore, any continued positive performance of the assets and limited partnerships we manage may not necessarily result in positive returns on an investment in our Class A shares. However, poor performance of these assets and limited partnerships would cause a decline in our revenue and would therefore have a negative effect on our performance and possibly the returns on an investment in our Class A shares.

Our shareholders may not be able to resell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) changes in the values of our investments or changes in the amount of distributions, dividends or interest paid in respect of investments; (vii) differences between our actual financial and operating results and those expected by investors and analysts; (viii) changes in analysts’ recommendations or earnings projections; (ix) changes in the extent of analysts’ interest in covering the company and its publicly traded affiliates; (x) the depth and liquidity of the market for our Class A shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our businesses and the industries in which we operate; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A shares by senior management or significant shareholders; and (xvii) the materialization of other risks described in this section.

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b)	Reputation

Certain actions or conduct could have a negative impact on stakeholders’ perception of us and may adversely impact our financial performance and ability to attract and retain capital.

The growth of our asset management business relies on continuous fundraising for various products. We depend on our business relationships and our reputation for integrity and high-calibre asset management services to attract and retain investors and advisory clients and to pursue investment opportunities for us and the public and private limited partnerships we manage. If we are unable to continue to raise capital from third party investors, we would be unable to collect fees, which would materially reduce our revenue and cash flow and adversely affect our financial condition. Our ability to continue to raise capital from third party investors depends on a number of factors, including certain factors that are outside our control.

Poor performance of any kind could damage our reputation with current and potential limited partners, making it more difficult for us to raise new capital. Investors may decline to invest in current and future limited partnerships and may withdraw their investments from our limited partnerships as a result of poor performance in the limited partnerships in which they are invested, and investors in our private funds may demand lower fees or fee concessions for new or existing funds, all of which would decrease our revenue.

The governing agreements of our private funds provide that, subject to certain conditions, third party investors in those funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund for convenience. Any negative impact to our reputation as an asset manager or otherwise would be expected to increase the likelihood that a fund could be terminated by investors for convenience. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” obligation.

We could be negatively impacted if there is misconduct or alleged misconduct by our personnel or that of the portfolio companies in which we and our limited partnerships invest. We may face increased risk of misconduct to the extent our capital allocated to emerging markets increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favourable or unfavourable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.

We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our limited partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective.

Because of our various lines of businesses, we may be subject to a number of actual and potential conflicts of interest than that to which we would otherwise be subject if we had just one line of business. In addressing these conflicts, we have implemented certain policies and procedures that may reduce the positive synergies that we cultivate across these businesses. It is also possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to raise additional funds and a reluctance of counterparties to do business with us.

Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that the new strategies may conflict, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control.

c)	Investment/Capital Allocation

Our investment returns or those of our managed limited partnerships could be lower than expected.

The successful execution of our value investment strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.

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Our approach to investing entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. However, there is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. We may fail to value opportunities accurately or to consider all relevant facts that may be necessary or helpful in evaluating an opportunity; or we may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or be unable to quickly and effectively integrate new acquisitions into our existing operations.

In addition, liabilities may exist that we or our limited partnerships do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our limited partnerships may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition agreement. The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Alternatively, we may be required to sell a business before it has realized our expected level of returns.

We often pursue investment opportunities that involve business, regulatory, legal and other complexities that may deter other investors. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute; it can be more difficult to manage or realize value from the assets acquired in such transactions; and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Any of these risks could harm the performance of our investments.

If any of our limited partnerships performed poorly, our fee-based revenue and cash flow would decline. Moreover, we could experience losses on our own capital invested in our limited partnerships as a result of poor investment performance. Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our limited partnerships to the extent those concentrated investments perform poorly.

Competition from other asset managers for public and private institutional capital is fierce and poor investment performance could hamper our ability to compete for those sources of capital or force us to reduce our management fees. If poor investment returns prevent us from raising further capital from our existing limited partners, we may need to identify and attract new investors in order to maintain or increase the size of our limited partnerships, and there are no assurances that we can find new investors. If we cannot raise capital from third-party investors, we will be unable to deploy their capital into investments and collect management fees, and potentially collect transaction fees or carried interest, which would materially reduce our revenue and cash flow and adversely affect our financial condition.

In pursuing investment returns, we and our limited partnerships face competition from other investors. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us, which are outside our control. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds or a lower cost of capital, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Moreover, if we are forced to compete with other investment firms on the basis of price, we may not be able to maintain our current asset management fees structure, including with respect to base management fees, carried interest or other terms. These pressures could reduce investment returns and negatively affect our overall revenues, operating cash flows and financial condition.

d)	Currency Risk and other Financial Exposures

Foreign exchange rate fluctuations and the use of or failure to use derivatives to hedge certain financial positions could adversely impact our financial performance.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on our results of operations and financial position.

Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of this risk may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.

There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset, and derivatives are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our Treasury and Financial Risk Management Policy utilized to govern the management of our financial risks may not be followed or it may be followed and not effective at managing financial risks.

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The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing federal oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on the company. If our derivative transactions are required to be executed through exchanges or regulated facilities we will face incremental collateral requirements in the form of initial margin, and require variation margin to be cash settled on a daily basis, which would increase our liquidity risk. Such an increase in margin requirements (relative to bilateral agreements), were it to occur, perhaps combined with a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income.

We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the composition of the risks we hedge. Regulation of the derivatives markets may significantly increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the market for derivatives, all of which may reduce the company’s use of derivatives and result in the increased volatility and decreased predictability of our cash flows.

e)	Laws, Rules and Regulations

Failure to comply with laws, regulatory requirements and listing exchange requirements could damage our reputation.

There are many laws, governmental rules and regulations and stock exchange rules that apply to us, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our customers, clients or partners. The failure of us or our publicly listed affiliates to comply with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.

Our asset management business is subject to substantial and increasing regulatory compliance and oversight. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability.

We acquire and develop primarily property, renewable energy and infrastructure assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations affecting the development process. These regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws may negatively impact us and our businesses or may benefit our competitors or their businesses.

Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, private parties have the right to pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide any coverage or sufficient coverage in the event that a successful claim is made against us.

Our broker-dealer business is regulated by the United States Securities and Exchange Commission (the “SEC”), the Canadian provincial securities commissions, as well as self-regulatory organizations. These regulatory bodies may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.

The advisors of certain of our limited partnerships are registered as investment advisors with the SEC. Registered investment advisors are subject to the requirements and regulations of the Investment Advisors Act of 1940, which grants supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws and regulations. In the event that such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply with such obligations could result in investigations, financial or other sanctions, and reputational damage.

The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. We are not currently nor do we intend to become registered as an investment company under the 40 Act. In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make; and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company under the 40 Act, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities), issuing certain securities and be required to limit the amount of investments that we make as principal.

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f)	Governmental Investigations and Anti-Bribery and Corruption

Our policies and procedures designed to ensure strict compliance with applicable laws, including anti-bribery laws and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.

We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal (“investigations”). These investigations, regardless of their outcome, can be costly, divert management attention, and damage our reputation. The unfavourable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the UK Bribery Act and the Canadian Corruption of Foreign Public Officials Act.

Different laws that are applicable to us may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by companies in which we or our limited partnerships invest.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, or where existing laws and regulations may not be consistently enforced. For example, we invest in jurisdictions that are perceived to have materially higher levels of corruption according to international rating standards, such as China, India, Latin America and the Middle East. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

The increased global focus on anti-bribery and corruption enforcement may also lead to more governmental investigations, audits and inquiries, both formal and informal in this area, the results of which cannot be predicted. For example, in 2012 we were notified by the U.S. Securities and Exchange Commission (“SEC”) that the SEC was conducting an anti-bribery and corruption investigation related to a Brazilian subsidiary of ours that allegedly made payments to certain third parties in Brazil and those payments were, in turn, allegedly used, with our knowledge, to pay certain municipal officials to obtain permits and other benefits. The U.S. Department of Justice (“DOJ”) opened an investigation in 2013. A civil action against our Brazilian subsidiary by a public prosecutor in Brazil has been ongoing since 2012. All involved have denied the allegations. The SEC and DOJ sought information from us and we cooperated with both authorities in this regard. In 2012, a leading international law firm conducted an independent investigation into the allegations, and based on the results of that investigation we have no reason to believe that our Brazilian subsidiary or its employees engaged in any wrongdoing. We hope to resolve this matter in due course and do not expect that any legal outcome will be financially material to the company.

g)	Financial Reporting and Disclosure

Deficiencies in financial reporting and disclosures could adversely impact our reputation.

As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation.

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards.

However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all.

Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. In this regard, we maintain a Disclosure Policy which stipulates, among other things, that all material disclosures be approved by a disclosure committee and that only certain employees are permitted to provide disclosures to third parties on behalf of the company.

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There is no guarantee that our policies and procedures governing disclosures will ensure that all material information regarding the company is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.

h)	Economic Conditions

Unfavourable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.

We are exposed to the local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to the following: credit and capital market volatility, business investment levels, government spending levels, consumer spending levels, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations), changes in interest rates, inflation rates and general economic uncertainty.

Unfavourable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices, (ii) the liquidity of investments made by us and our limited partnerships, (iii) the value or performance of the investments made by us and our limited partnerships, and (iv) the ability of us and our limited partnerships to raise or deploy capital, each of which could materially reduce our revenue and cash flow and adversely affect our financial condition.

In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. and Canada to our operations, an economic downturn in North America could have a significant adverse effect on our operating margins and asset values.

Our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit, and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.

If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations and pay dividends to our shareholders. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash (such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage).

i)	Geopolitical

Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.

We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly understand and comply with the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not understand and comply with our well-established culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our limited partnerships.

Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) higher rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.

j)	Interest Rates

Rising interest rates could adversely impact our financial performance.

A number of our long-life assets are interest rate sensitive. Increases in long-term interest rates will, absent all else, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk.

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Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk. In addition, interest rates are at historically low levels. These rates may remain relatively low over the short to medium term , but they will rise at some point in the future, either gradually or abruptly. Should interest rates increase, the amount of cash required to service these obligations would increase and our earnings could be adversely impacted.

k)	Human Capital

Ineffective maintenance of our culture or ineffective management of human capital could adversely impact our financial performance.

We face competition in connection with the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.

Our senior management team has a significant role in our success and oversees the execution of our strategy. Our ability to retain and motivate our management group or attract suitable replacements should any members of our management group leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer.

We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives, and such departures could adversely impact our financial condition and cash flow. Competition for the best human capital is intense and the loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.

Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our limited partnerships and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our limited partnerships and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. The conduct of our businesses and the execution of our growth strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation across our organization and our team-oriented management structure, which may not materialize in the way we expect.

A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions, as existing agreements expire we could experience a work stoppage, which could result in significant disruption in the affected operations, higher ongoing labour costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

l)	Financial and Liquidity

We may not have cash available to meet our financial obligations when due.

We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We attempt to match the profile of any leverage to the associated assets. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at an increased interest rate or on unfavourable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness on our assets at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors, including factors beyond our control; and (v) if we are able to refinance our assets, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. Regulatory changes, including, for example, standards for banks under Basel, may also result in higher borrowing costs and reduced access to credit.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms or raise equity, causing dilution to existing shareholders. If we are required to repay indebtedness using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, this could reduce the dividends paid to our shareholders. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, a creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

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The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.

A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.

Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases, we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing. We may be unable to complete such syndications or assignments, which may increase the amount of capital that we are required to invest. Such an outcome can have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, in the ordinary course of business we guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

m)	Tax

Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.

Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our limited partnerships, and the willingness of investors to invest in our limited partnerships. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret any tax policy, legislation or practice.

Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority.

Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, we could also face reputational risk as a result of negative media coverage of our tax planning or otherwise.

n)	Health, Safety and the Environment

Inadequate or ineffective health and safety programs could result in injuries to employees or the public and, as with ineffective management of environmental and sustainability issues, could damage our reputation, adversely impact our financial performance and may lead to regulatory action.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and contaminated lands, and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are material to our business.

We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards, to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on our business.

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Health, safety and environmental laws and regulations can change rapidly and significantly and we may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health and safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures.

As an owner and operator of real assets, we may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in our properties, or disposed of at other locations regardless of whether or not we were responsible for the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our business. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings against us.

o)	Catastrophic Event/Loss and Cyber terrorism

Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, terrorism/sabotage, or fire, as well as deliberate cyber terrorism, could adversely impact our financial performance.

Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could impact our operations and financial results.

Ongoing changes to the physical climate in which we operate may have an impact on our businesses. In particular, changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels, affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop, or result in the imposition of new property taxes. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our operations. Climate change regulation at provincial or state, federal and international levels could have an adverse effect on our business, financial position, results of operations or cash flows.

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack could negatively impact our ability to lease office space in our real estate portfolio. Renewable energy and infrastructure assets, such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations who seek to disrupt the backbone of Western economies. A terrorist act affecting us could have an adverse effect on our operating results and cash flows. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe are reasonable in the future. All of the risks indicated in this paragraph could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.

We rely heavily on our financial, accounting, communications and other data processing systems. Our information technology systems may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber attacks and other means, and could originate from a wide variety of sources, including our own employees or unknown third parties outside the company.

Although we have implemented measures to ensure the integrity of our information technology systems, there can be no assurance that these measures will provide adequate protection. If our information systems are compromised, do not operate properly or are disabled, we could suffer financial loss and/or a disruption in one or more of our businesses. This could have a negative impact on our operating results and cash flows, or result in reputational damage.

p)	Dependence on Information Technology Systems

The failure of our information technology systems could adversely impact our reputation and financial performance.

We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.

q)	Litigation

We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in

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our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our limited partnerships may subject us, our limited partnerships and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.

Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, we may not have control over the decisions made with respect to certain legal cases that impact us and the way we approach the management of litigation across the organization may be inconsistent.

The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful, any litigation has the potential to adversely affect our business, including by damaging our reputation.

r)	Insurance

Losses not covered by insurance may be large, which could adversely impact our financial performance.

We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies may not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third-party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets.

Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any mortgage or other indebtedness on any related properties to the extent the borrowers have recourse beyond the specific asset or operations being financed.

We also carry directors and officers liability insurance, or D&O insurance, for losses or advancement of defense costs in the event a legal action is brought against the company or its directors or officers for alleged wrongful acts in their capacity as directors or officers. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to protect the company against liability for the conduct of its officers and directors. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party, could make a claim for recovery.

s)	Credit

Inability to collect amounts owing to us could adversely impact financial performance.

Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, government agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons.

We have business lines whose model is to earn investment returns by loaning money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.

Investors in our private funds make capital commitments to our funds through the execution of subscription agreements. When a fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations to our private funds, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations.

t)	Property

We face risks specific to our property activities.

We invest in high-quality commercial properties and are therefore exposed to certain risks inherent in the commercial property business. Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

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Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.

Our retail property operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavourable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties.

In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues. Further, our retail property leases generally do not contain provisions designed to ensure the creditworthiness of the tenant. The bankruptcy or closure of a national tenant or the voluntary or involuntary closure of stores in our properties may adversely affect our revenues.

We are subject to a range of operating risks common to the hospitality and multifamily industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations, or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single family homes which are available for rent or purchase in the markets in which our properties are located. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired property, as well as on the rents realized.

u)	Renewable Energy

We face risks specific to our renewable energy activities.

Our renewable energy operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind and other elements beyond our control. Hydrology varies naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water levels at our North American power generating operations could occur at any time and potentially continue for indefinite periods.

A significant portion of our renewable energy operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors and we cannot accurately predict future electricity prices. Additionally, a significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome.

There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Such failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or future development of our power generation projects.

In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our power generation assets are located in remote areas which make access for repair of damage difficult.

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v)	Infrastructure

We face risks specific to our infrastructure activities.

Our infrastructure operations include utilities, transport, energy, timberlands and agrilands operations. These operations include toll roads, electricity transmission systems, coal terminal operations, electricity and gas distribution companies, rail networks and ports. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.

Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned or we may not be able to recover our initial cost.

General domestic and global economic conditions affect international demand for the commodities handled by our infrastructure operations and the goods produced and sold by our timberlands and agrilands business. A downturn in the economy generally, or specific to any of our infrastructure businesses, may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.

Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, such as at our rail operations, is not always possible or fully effective.

Our infrastructure operations may require substantial capital expenditures in the future to maintain our asset base. Any failure to make necessary capital expenditures to maintain our operations in the future could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditure based upon the rates our operations are able to charge.

Our infrastructure operations require the usage of large areas of land for construction and operation. Although we believe that we have valid land use rights necessary for our operations, not all of our rights are registered against the lands to which they relate and may not bind subsequent owners. They may also be subject to First Nations claims by indigenous inhabitants.

w)	Private Equity

We face risks specific to our private equity activities.

The principal risks for the private equity business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are typically illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.

Unfavourable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of investment income that they generate. Even with our support of investee companies through an economic downturn, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future.

Our private equity funds may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction in which the business is involved either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which may be less than the purchase price to the private equity fund of the securities or other financial instruments in respect of which such distribution is received. In addition, if an anticipated transaction does not in fact occur, the private equity fund may be required to sell its investment at a loss. Investments in troubled companies often become subject to legal proceedings and therefore our investment may be adversely affected by legal developments beyond our control.

x)	Residential Development

We face risks specific to our residential development activities.

Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.

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Virtually all of our homebuilding customers finance their home acquisitions through lenders providing mortgage financing. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Fundamentally, rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them.

We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain and, as a result, the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may in the future acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development. If there are subsequent changes in the fair value of our land holdings which we determine is less than the carrying basis of our land holdings reflected in our financial statements plus estimated costs to sell, we may be required to take future impairment charges which would reduce our net income.

y)	Service Activities

We face risks specific to our service activities.

We have several companies that operate in the highly competitive service industry. The revenues and profitability of these companies are largely dependent on the awarding of new contracts, which may not materialize, and they face uncertainty related to contract award timing. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact whether and when these companies receive new contracts.

Fluctuating demand cycles are common in the service industry. These fluctuations can have a significant impact on the degree of competition for available projects and the awarding of new contracts, and as a result there may, from time to time, be significant and unpredictable variations in the financial results of these businesses. In our construction business, the ability of the private and/or public sector to fund projects could adversely affect the awarding or timing of new contracts and margins. If an expected contract award is delayed or not received, or if an ongoing contract is cancelled, our construction business could incur significant costs.

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PART 6 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2014 consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

f.	Other

Other estimates and assumptions utilized in the preparation of the company’s financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and fair value of assets held as collateral.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

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a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of its carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (interests of others in consolidated funds) or equity (non-controlling interests) depending on whether an obligation exits to distribute residual net assets to non-controlling interests on liquidation in the form of cash or other financial assets or assets delivered in kind. Judgment is required to determine whether the governing documents of each entity convey a right to cash or other financial assets, or if assets can be distributed on liquidation.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.

76    BROOKFIELD ASSET MANAGEMENT

Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Assessment and Changes in Internal Control Over Financial Reporting

Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2014 and based on that assessment concluded that, as of December 31, 2014, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2014. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2014 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.

2014 ANNUAL REPORT    77

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporation’s Corporate Executive Board (as such term is defined in the Dutch Act of Financial Supervision (the “Dutch Act”) as required by section 5:25d, paragraph 2, under c of the Dutch Act, confirm that to the best of their knowledge:

•

The 2014 Consolidated Financial Statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the Consolidated Financial Statements taken as whole; and

•

The management report included in this MD&A gives a true and fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the Consolidated Financial Statements taken as a whole as of December 31, 2014.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following is a list of significant related party transactions of the Corporation during the years ended December 31, 2014 and December 31, 2013.

In 2013, we entered into a $500 million three-year subordinated credit facility with wholly owned subsidiaries of BPY which was subsequently increased to a notional amount of $1.0 billion in 2014. $570 million was drawn on the facility at year end. The terms of the facility, including the interest rate charged by the Corporation, are consistent with market practice given BPY’s credit worthiness and the subordination of this facility. All transactions related to this facility have been approved by the independent directors of BPY.

The Corporation has entered into arrangements with respect to $1.2 billion of the $18 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021 and 2024. The Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% at the exchange price of $25.70 per unit at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

78    BROOKFIELD ASSET MANAGEMENT

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in
Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, Brookfield’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting for Candor Office Parks, Capital Automotive Real Estate Services Inc., Manhattan Multifamily, Pennsylvania Hydro and Ireland Wind Portfolio which were acquired during 2014, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 7%, 8%, 1% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014.

Brookfield’s internal control over financial reporting as of December 31, 2014, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2014. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2014.

J. Bruce Flatt	Brian D. Lawson
Chief Executive Officer	Chief Financial Officer

March 26, 2015
Toronto, Canada

2014 ANNUAL REPORT    79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Candor Office Parks, Capital Automotive Real Estate Services Inc. (“CARS”), Manhattan Multifamily, Pennsylvania Hydro and Ireland Wind Portfolio, which were acquired during 2014, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 7%, 8%, 1% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Candor Office Parks, CARS, Manhattan Multifamily, Pennsylvania Hydro and Ireland Wind Portfolio. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 26, 2015 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 26, 2015

Toronto, Canada

80    BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 83 through 149 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the board of directors and shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

J. Bruce Flatt	Brian D. Lawson
Chief Executive Officer	Chief Financial Officer

March 26, 2015
Toronto, Canada

2014 ANNUAL REPORT    81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 26, 2015

Toronto, Canada

82    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Assets
Cash and cash equivalents	6	$3,160	$3,663
Other financial assets	6	6,285	4,947
Accounts receivable and other	7	8,399	6,666
Inventory	8	5,620	6,291
Assets classified as held for sale	9	2,807	—
Equity accounted investments	10	14,916	13,277
Investment properties	11	46,083	38,336
Property, plant and equipment	12	34,617	31,019
Sustainable resources	13	446	502
Intangible assets	14	4,327	5,044
Goodwill	15	1,406	1,588
Deferred income tax assets	16	1,414	1,412

Total Assets		$129,480	$112,745

Liabilities and Equity
Accounts payable and other	17	$10,408	$10,316
Liabilities associated with assets classified as held for sale	9	1,419	—
Corporate borrowings	18	4,075	3,975
Non-recourse borrowings
Property-specific mortgages	19	40,364	35,495
Subsidiary borrowings	19	8,329	7,392
Deferred income tax liabilities	16	8,097	6,164
Subsidiary equity obligations	20	3,541	1,877
Equity
Preferred equity	21	3,549	3,098
Non-controlling interests	21	29,545	26,647
Common equity	21	20,153	17,781

Total equity		53,247	47,526

Total Liabilities and Equity		$129,480	$112,745

On behalf of the Board:

Frank J. McKenna, Director	George S. Taylor, Director

2014 ANNUAL REPORT    83

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2014	2013
Revenues	22	$18,364	$20,093
Direct costs	23	(13,118)	(13,928)
Other income and gains	24	190	1,262
Equity accounted income	10	1,594	759
Expenses
Interest		(2,579)	(2,553)
Corporate costs		(123)	(152)
Fair value changes	25	3,674	663
Depreciation and amortization		(1,470)	(1,455)
Income taxes	16	(1,323)	(845)

Net income		$5,209	$3,844

Net income attributable to:
Shareholders		$3,110	$2,120
Non-controlling interests		2,099	1,724

		$5,209	$3,844

Net income per share:
Diluted	21	$4.67	$3.12
Basic	21	$4.79	$3.21

84    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2014	2013
Net income		$5,209	$3,844

Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sales agreements		(301)	442
Available-for-sale securities		(105)	(24)
Equity accounted investments	10	(22)	8
Foreign currency translation		(1,717)	(2,429)
Income taxes	16	22	(114)

		(2,123)	(2,117)

Items that will not be reclassified to net income
Revaluation of property, plant and equipment		2,998	825
Revaluation of pension obligations	29	(77)	26
Equity accounted investments	10	245	231
Income taxes	16	(632)	(166)

		2,534	916

Other comprehensive income (loss)		411	(1,201)

Comprehensive income		$5,620	$2,643

Attributable to:
Shareholders
Net income		$3,110	$2,120
Other comprehensive income (loss)		301	(795)

Comprehensive income		$3,411	$1,325

Non-controlling interests
Net income		$2,099	$1,724
Other comprehensive income (loss)		110	(406)

Comprehensive income		$2,209	$1,318

2014 ANNUAL REPORT    85

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526
Changes in year:
Net income	—	—	3,110	—	—	—	—	3,110	—	2,099	5,209
Other comprehensive income	—	—	—	—	1,094	(670)	(123)	301	—	110	411

Comprehensive income	—	—	3,110	—	1,094	(670)	(123)	3,411	—	2,209	5,620
Shareholder distributions
Common equity	—	—	(388)	—	—	—	—	(388)	—	—	(388)
Preferred equity	—	—	(154)	—	—	—	—	(154)	—	—	(154)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,428)	(2,428)

Other items
Equity issuances, net of redemptions	132	(18)	(69)	—	—	—	—	45	451	2,505	3,001
Share-based compensation	—	44	(7)	—	—	—	—	37	—	16	53
Ownership changes	—	—	51	(375)	(126)	39	(168)	(579)	—	596	17

Total change in year	132	26	2,543	(375)	968	(631)	(291)	2,372	451	2,898	5,721

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2012	$2,855	$149	$6,813	$2,088	$5,289	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338
Changes in year:
Net income	—	—	2,120	—	—	—	—	2,120	—	1,724	3,844
Other comprehensive loss	—	—	—	—	101	(1,183)	287	(795)	—	(406)	(1,201)

Comprehensive income	—	—	2,120	—	101	(1,183)	287	1,325	—	1,318	2,643
Shareholder distributions
Common equity	—	—	(1,287)	—	—	(32)	17	(1,302)	—	906	(396)
Preferred equity	—	—	(145)	—	—	—	—	(145)	—	—	(145)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(910)	(910)
Other items
Equity issuances, net of redemptions	44	(12)	(331)	—	—	—	—	(299)	197	1,675	1,573
Share-based compensation	—	22	(31)	—	—	—	—	(9)	—	45	36
Ownership changes	—	—	20	266	(225)	—	—	61	—	326	387

Total change in year	44	10	346	266	(124)	(1,215)	304	(369)	197	3,360	3,188

Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

86    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2014	2013
Operating activities
Net income		$5,209	$3,844
Other income and gains	24	(190)	(1,820)
Share of undistributed equity accounted earnings		(920)	(307)
Fair value changes	25	(3,674)	(663)
Depreciation and amortization		1,470	1,455
Deferred income taxes	16	1,209	686
Investments in residential inventory		57	(378)
Net change in non-cash working capital and other balances		(587)	(539)

		2,574	2,278

Financing activities
Corporate borrowings arranged		454	949
Corporate borrowings repaid		—	(224)
Commercial paper and bank borrowings, net		(88)	(35)
Property-specific mortgages arranged		10,939	11,073
Property-specific mortgages repaid		(8,650)	(10,029)
Other debt of subsidiaries arranged		5,463	6,781
Other debt of subsidiaries repaid		(3,191)	(6,115)
Subsidiary equity obligations issued		1,947	541
Subsidiary equity obligations redeemed		(342)	(343)
Capital provided from non-controlling interests		5,733	3,218
Capital repaid to non-controlling interests		(3,228)	(1,543)
Preferred equity issuances		706	191
Preferred equity redemption		(268)	—
Common shares issued		108	85
Common shares repurchased		(63)	(388)
Distributions to non-controlling interests		(2,345)	(910)
Distributions to shareholders		(542)	(541)

		6,633	2,710

Investing activities
Acquisitions
Investment properties		(1,970)	(1,835)
Property, plant and equipment		(1,098)	(1,374)
Sustainable resources		(27)	(53)
Equity accounted investments		(1,645)	(2,326)
Other financial assets		(3,877)	(2,745)
Acquisition of subsidiaries		(5,999)	(2,960)
Dispositions
Investment properties		2,192	948
Property, plant and equipment		313	98
Equity accounted investments		471	657
Other financial assets		3,651	1,502
Disposition of subsidiaries		161	4,057
Restricted cash and deposits		(1,768)	(10)

		(9,596)	(4,041)

Cash and cash equivalents
Change in cash and cash equivalents		(389)	947
Foreign exchange revaluation		(114)	(134)
Balance, beginning of year		3,663	2,850

Balance, end of year	31	$3,160	$3,663

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issuance by the Board of Directors of the company on March 26, 2015.

b)	Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

c)	Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for periods beginning on or after January 1, 2017 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

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d)	Basis of Presentation

The financial statements are prepared on a going concern basis.

i.	Subsidiaries

The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company has the power to direct the relevant activities, exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date the control is obtained, and continue to be consolidated until the date when control is lost. The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it power.

Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.

Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When control of a subsidiary is lost, the difference between the carrying value and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.

Transaction costs incurred in connection with the acquisition of control of a subsidiary are expensed immediately within fair value changes in the Consolidated Statements of Operations.

Refer to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.

ii.	Associates and Joint Ventures

Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.

Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2j).

iii.	Joint Operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.

e)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint

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control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

g)	Related Party Transactions

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 30. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.

h)	Operating Assets

i.	Investment Properties

The company uses the fair value method to account for real estate classified as an investment property. A property is determined to be an investment property when it is principally held to earn either rental income or capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

ii.	Revaluation Method for Property, Plant and Equipment

The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.

iii.	Renewable Energy Generation

Renewable energy generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable energy generating assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to un-contracted revenue and markets into which power is sold.

Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company determines fair value using internal valuations. The company uses external appraisers to review fair values of our renewable energy generating assets, but external valuations are not necessarily indicative of fair value.

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Depreciation on renewable energy generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 22
Other assets	Up to 60

Cost is allocated to the significant components of power generating assets and each component is depreciated separately.

The depreciation of property, plant and equipment in our Brazilian renewable energy operations is based on the duration of the authorization or the useful life of a concession. The weighted average remaining duration at December 31, 2014 is 15 years (2013 – 16 years). Land rights are included as part of the concession or authorization and are subject to depreciation.

iv.	Sustainable Resources

Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in sustainable resources on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and terminal dates of 20 to 28 years. Fair value is determined based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

Land under standing timber, bridges, roads and other equipment used in sustainable resources production are accounted for using the revaluation method and included in property, plant and equipment. These assets are depreciated over their useful lives, generally 3 to 35 years.

v.	Infrastructure

Utilities, transport and energy assets within our infrastructure operations as well as assets under development classified as property, plant and equipment are accounted for using the revaluation method. The company determines the fair value of its utilities, transport and energy assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.

Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings and district energy systems	Up to 50
Machinery, equipment, transmission stations and towers	Up to 40
Rail and transport assets	Up to 40

The fair value and the estimated remaining service lives are reassessed on an annual basis.

Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.

vi.	Hotel Assets

Hotel operating assets within our property operations are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value for these assets by discounting the expected future cash flows. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

Depreciation on hotel assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which range from 3 to 50 years for buildings and 3 to 10 years for other equipment.

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vii.	Other Property, Plant and Equipment

The company accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

viii.	Residential Development

Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

ix.	Other Financial Assets

Other financial assets are classified as either fair value through profit or loss or available-for-sale based on their nature and use within the company’s business. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.

The company assesses the carrying value of available-for-sale securities for impairment when there is objective evidence that the asset is impaired. When objective evidence of impairment exists, the cumulative loss in other comprehensive income is reclassified to net income.

Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.

i)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3 –	Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Further information on fair value measurements is available in Notes 6, 11, 12 and 13.

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j)	Impairment of Long-Lived Assets

At each balance sheet date the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

k)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

l)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.

Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.

Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

m)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

n)	Subsidiary Equity Obligations

Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities, limited-life funds and redeemable fund units.

Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.

Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.

Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.

Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

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o)	Revenue Recognition

i.	Asset Management

Asset management revenues consist of base management fees, advisory fees, incentive distributions and performance-based incentive fees which arise from the rendering of services. Revenues from base management fees, advisory fees and incentive distributions are recorded on an accrual basis based on the amounts receivable at the balance sheet date and are recorded within revenues in the Consolidated Statements of Operations.

Revenues from performance-based incentive fees are recorded on the accrual basis based on the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events, and are recorded within revenues in the Consolidated Statements of Operations.

ii.	Property Operations

Property revenues primarily consist of rental revenues from leasing activities and hotel revenues and interest and dividends from unconsolidated real estate investments.

Property rental income is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from hotel operations are recognized when the services are provided and collection is reasonably assured.

iii.	Renewable Energy Operations

Renewable energy revenues are derived from the sale of electricity and is recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

iv.	Sustainable Resources Operations

Revenue from timberland operations is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectability is reasonably assured. Revenue from agricultural development operations is recognized at the time that the risks and rewards of ownership have transferred.

v.	Utility Operations

Revenue from utility operations is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

vi.	Transport Operations

Revenue from transport operations consists primarily of freight and transportation services revenue. Freight and transportation services revenue is recognized at the time of the provision of services.

vii.	Energy Operations

Revenue from energy operations consists primarily of energy transmission, distribution and storage income. Energy revenue is recognized when services are provided and are rendered based upon usage or volume throughput during the period.

viii.	Private Equity Operations

Revenue from our private equity operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

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ix.	Residential Developments Operations

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is reasonably assured.

x.	Service Activities

Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately. Other service revenues are recognized when the services are provided.

xi.	Investments in Financial Assets

Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

xii.	Other Income and Gains

Other income and gains represent the excess of proceeds over carrying values on the disposition of subsidiaries, investments or assets, or the settlement of liabilities for less than carrying values.

p)	Derivative Financial Instruments and Hedge Accounting

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments is recorded in accounts receivable and other or accounts payable and other, respectively.

i.	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary or an associate, are included in equity and net income in the period in which the subsidiary or associate is disposed of or, to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

ii.	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.

2014 ANNUAL REPORT    95

q)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

r)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.

s)	Other Items

i.	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.

Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

ii.	Share-based Payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in net income.

iii.	Pensions and other post-employment benefits

The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost, is included in Direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit liability reported in Accounts payable and other on our Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

t)	Critical Judgments and Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.

96    BROOKFIELD ASSET MANAGEMENT

In making estimates and judgments management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making these estimates in these consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

Further information on investment property estimates is provided in Note 11.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 12.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

Further information on estimates used for sustainable resources is provided in Note 13.

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.

Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6, 26 and 27.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.

f.	Other

Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used

2014 ANNUAL REPORT    97

in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exits to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine whether the governing documents of each entity convey a right to cash or another financial asset, or if assets can be distributed on liquidation.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are regularly reported to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations, a non IFRS measure, generated by each operating segment and the amount of common equity attributable to each segment.

98    BROOKFIELD ASSET MANAGEMENT

Our operating segments are described below:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, timberland and agricultural operations.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, deferred income taxes, and transaction costs. FFO also includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions which would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

2014 ANNUAL REPORT    99

c)	Reportable Segment Measures

The following tables present selected reportable segment measures.

YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes
External revenues	$215	$5,010	$1,679	$2,193	$2,559	$2,912	$3,599	$197	$18,364
Inter-segment revenues	556	—	—	—	—	—	—	2	558	i

Segmented revenues	771	5,010	1,679	2,193	2,559	2,912	3,599	199	18,922

Equity accounted income	—	609	26	392	31	67	34	—	1,159	ii
Interest expense	—	(1,287)	(414)	(379)	(77)	(186)	(9)	(229)	(2,581)	iii
Current income taxes	—	(29)	(18)	(25)	(7)	(24)	—	(11)	(114)	iv
Funds from operations	387	884	313	222	369	164	152	(331)	2,160	v
Common equity	323	14,877	4,882	2,097	1,050	2,080	1,220	(6,376)	20,153
Equity accounted investments	—	10,586	273	3,544	—	330	154	29	14,916
Additions to non-current assets[1]	—	10,971	2,879	2,617	426	72	17	287	17,269

1.	Includes additions to, and acquisitions of, equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes
External revenues	$764	$4,569	$1,620	$2,326	$4,124	$2,521	$3,817	$352	$20,093
Inter-segment revenues	419	—	—	—	—	—	—	—	419	i

Segmented revenues	1,183	4,569	1,620	2,326	4,124	2,521	3,817	352	20,512

Equity accounted income	—	429	21	333	7	15	27	12	844	ii
Interest expense	—	(1,123)	(409)	(407)	(132)	(167)	—	(315)	(2,553)	iii
Current income taxes	—	(59)	(19)	(26)	(9)	(23)	—	(23)	(159)	iv
Funds from operations	865	554	447	472	612	46	157	223	3,376	v
Common equity	216	13,339	4,428	2,171	1,105	1,435	1,286	(6,199)	17,781
Equity accounted investments	—	9,732	290	2,615	21	273	211	135	13,277
Additions to non-current assets[1]	—	8,711	1,614	2,061	591	93	110	8	13,188

1.	Includes additions to, and acquisitions of, equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

The adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $556 million (2013 – $419 million) and interest income on loans between consolidated entities totalling $2 million (2013 – $nil), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

100    BROOKFIELD ASSET MANAGEMENT

ii.	Equity Accounted Income

The company defines segment equity accounted income to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles segment equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations.

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Segmented equity accounted income	$1,159	$844
Fair value changes and other non-FFO items	435	(85)

Equity accounted income	$1,594	$759

iii.	Interest Expense

Interest expense includes interest on loans between consolidated entities totalling $2 million (2013 – $nil), which is eliminated on consolidation when determining the company’s consolidated interest expense.

iv. Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Segment current tax expense	$(114)	$(159)
Deferred income tax	(1,209)	(686)

Income tax expense	$(1,323)	$(845)

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	Notes	2014	2013
Total reportable segment FFO		$2,160	$3,376
Realized disposition gains not recorded in net income	vi	(477)	(434)
Non-controlling interests in FFO		2,096	2,465
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	ii	435	(85)
Fair value changes		3,674	663
Depreciation and amortization		(1,470)	(1,455)
Deferred income taxes	iv	(1,209)	(686)

Net income		$5,209	$3,844

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current year adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to realized disposition gains consists of amounts that are included in the following components of the company’s consolidated financial statements:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Ownership changes in common equity	$—	$160
Prior period fair value changes and revaluation surplus	477	274

	$477	$434

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d)	Geographic Allocation

The company’s revenue and consolidated assets by location are as follows:

	2014		2013
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Assets	Revenue	Assets
United States	$6,150	$67,125	$7,099	$49,020
Canada	3,403	19,487	3,513	21,669
Australia	3,136	12,747	4,243	14,258
Brazil	1,864	11,849	1,684	13,074
Europe	2,128	10,758	1,657	9,099
Other	1,683	7,514	1,897	5,625

	$18,364	$129,480	$20,093	$112,745

Intangible assets and goodwill by geographic segments are included in Note 14 and 15, respectively.

e)	Revenues Allocation

Total external revenues by product or service are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Asset management	$215	$764
Property
Office properties	2,602	2,579
Retail properties	321	207
Industrial, multifamily, hotel and other	2,087	1,783
Renewable energy
Hydroelectric	1,354	1,287
Wind energy	308	253
Co-generation and other	17	80
Infrastructure
Utilities	958	927
Transport	706	690
Energy	274	221
Sustainable resources	255	488
Private equity	2,559	4,124
Residential development	2,912	2,521
Service activities	3,599	3,817
Corporate activities	197	352

Total revenues	$18,364	$20,093

102    BROOKFIELD ASSET MANAGEMENT

4.	SUBSIDIARIES

The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Voting Rights Held by Non-Controlling Interests[1]		Ownership Interest Held by Non-Controlling Interests[2]
		Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Brookfield Property Partners L.P. (“BPY”)	Bermuda	—	—	32.3%[3]	10.6%
Brookfield Renewable Energy Partners L.P. (“BREP”)	Bermuda	—	—	37.5%[4]	35.0%
Brookfield Infrastructure Partners L.P. (“BIP”)	Bermuda	—	—	71.5%	71.5%
Brookfield Residential Properties Inc. (“BRP”)	Canada	29.4%	31.5%	29.4%	31.5%

1.

Control of the limited partnerships (BPY, BREP and BIP) resides with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive distribution rights

2.

The company’s ownership interest in BPY, BREP and BIP includes holding a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. Each of BPY, BREP and BIP’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right described above. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

3.

During 2014, BPY completed a tender offer for its publicly traded subsidiary Brookfield Office Properties Inc. (“BPO”) the consideration being a combination of cash and BPY units which resulted in a decrease in the company’s ownership in BPY from 89.4% to 67.7%

4.	During 2014, BREP completed an equity issuance, decreasing the company’s ownership interest by 2.5% to 62.5%

The table below presents the exchanges in which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2014:

	TSX	NYSE
BPY	BPY.UN	BPY
BREP	BEP.UN	BEP
BIP	BIP.UN	BIP
BRP	BRP	BRP

All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries.

Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests are set out below. The summarized financial information represents amounts before intra-group eliminations:

AS AT DECEMBER 31, 2014 (MILLIONS)	BPY	BREP	BIP	BRP
Current assets	$4,524	$694	$1,560	$1,493
Non-current assets	61,051	19,155	14,935	1,884
Current liabilities	(5,356)	(687)	(821)	(364)
Non-current liabilities	(31,920)	(10,281)	(9,352)	(1,417)
Non-controlling interests	(14,618)	(5,075)	(4,932)	(496)

Equity attributable to Brookfield[1]	$13,681	$3,806	$1,390	$1,100

1.

Includes Brookfield’s investment in common equity, general partnership units, redemption-exchange units, Class A limited partnership units and special limited partnership units in each subsidiary where applicable.

2014 ANNUAL REPORT    103

FOR THE YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	BPY	BREP	BIP	BRP
Revenues	$4,373	$1,714	$1,924	$1,532

Net income attributable to:
Non-controlling interests	$1,821	$131	$190	$78
Shareholders	2,599	72	39	176

	$4,420	$203	$229	$254

Other comprehensive income (loss) attributable to:
Non-controlling interests	$(139)	$445	$(48)	$(21)
Shareholders	(308)	423	(13)	(50)

	$(447)	$868	$(61)	$(71)

Distributions paid to non-controlling interests in common equity	$185	$176	$288	$—

Cash flows from (used in):
Operating activities	$483	$700	$691	$128
Investing activities	(5,000)	(2,037)	(1,073)	(62)
Financing activities	4,455	1,299	42	(189)

AS AT DECEMBER 31, 2013 (MILLIONS)	BPY	BREP	BIP	BRP
Current assets	$3,011	$626	$1,268	$1,410
Non-current assets	49,435	16,373	14,414	1,878
Current liabilities	(6,973)	(920)	(598)	(333)
Non-current liabilities	(20,483)	(8,543)	(8,479)	(1,480)
Non-controlling interests	(12,810)	(4,002)	(5,127)	(515)

Equity attributable to Brookfield[1]	$12,180	$3,534	$1,478	$960

1.     Includes Brookfield’s investment in common equity, general partnership units, redemption-exchange units, Class A limited partnership units and special limited partnership units in each subsidiary where applicable.

FOR THE YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	BPY	BREP	BIP	BRP
Revenues	$4,287	$1,717	$1,826	$1,356

Net income (loss) attributable to:
Non-controlling interests	$928	$126	$82	$51
Shareholders	835	89	(17)	98

	$1,763	$215	$65	$149

Other comprehensive income (loss) attributable to:
Non-controlling interests	$(222)	$(162)	$155	$(16)
Shareholders	(241)	(386)	46	(35)

	$(463)	$(548)	$201	$(51)

Distributions paid to non-controlling interests in common equity	$29	$135	$253	$—

Cash flows from (used in):
Operating activities	$421	$735	$694	$(52)
Investing activities	(1,622)	(397)	(162)	(66)
Financing activities	1,669	(263)	(232)	391

104    BROOKFIELD ASSET MANAGEMENT

The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
BPY	$14,618	$12,810
BREP	5,075	4,002
BIP	4,932	5,127
BRP	496	515
Brookfield Incorporações S.A. (“BISA”)	106	505
Individually immaterial subsidiaries with non-controlling interests	4,318	3,688

	$29,545	$26,647

During the year ended December 31, 2014, the company increased its effective ownership in BISA from 45.0% to 87.1% through a cash tender for BISA shares for aggregate consideration of $160 million.

In December 2014, the company entered into a plan of arrangement to acquire the approximately 30% of common shares of BRP that it did not already own for $24.25 per common share. The transaction received the unanimous approval of BRP’s independent directors, and was approved by BRP shareholders on March 10, 2015. The transaction closed on March 13, 2015.

5.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

a)         Completed During 2014

The following table summarizes the balance sheet impact of business combinations that occurred during the year ended December 31, 2014:

(MILLIONS)	Property	Renewable Energy	Other	Total
Cash and cash equivalents	$42	$61	$—	$103
Accounts receivable and other	193	52	76	321
Investment properties	8,332	—	—	8,332
Property, plant and equipment	—	2,416	608	3,024
Intangible assets	4	—	6	10
Goodwill	—	—	78	78

Total assets	8,571	2,529	768	11,868
Less:
Accounts payable and other	(226)	(142)	(47)	(415)
Non-recourse borrowings	(3,831)	(322)	(219)	(4,372)
Deferred income tax liabilities	(23)	(127)	(145)	(295)
Non-controlling interests[1]	(336)	—	(138)	(474)

	(4,416)	(591)	(549)	(5,556)

Net assets acquired	$4,155	$1,938	$219	$6,312

Consideration[2]	$3,968	$1,915	$219	$6,102

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $299 million of revenue and $51 million of net income from the acquired operations as a result of the acquisitions made during the year. Total revenue and net income that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $801 million and $125 million, respectively. Certain of the current year business combinations were completed in close proximity to the year-end date of December 31, 2014 and accordingly, the fair values of the acquired assets and liabilities for these operations have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

2014 ANNUAL REPORT    105

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2014:

	Property				Renewable Energy
(MILLIONS)	Five Manhattan West	CARS	Manhattan Multifamily	Candor Office Parks	Pennsylvania Hydro	Ireland Wind Portfolio
Cash and cash equivalents	$—	$15	$15	$—	$15	$35
Accounts receivable and other	57	6	9	100	11	22
Investment properties	653	4,313	1,044	785	—	—
Property, plant and equipment	—	—	—	—	1,040	1,075

Total assets	710	4,334	1,068	885	1,066	1,132
Less:
Accounts payable and other	(2)	(28)	(9)	(179)	(24)	(116)
Non-recourse borrowings	(462)	(2,980)	—	(193)	(77)	(232)
Deferred income tax liabilities	—	(22)	—	—	(56)	(66)
Non-controlling interests[1]	(4)	(120)	(3)	(209)	—	—

	(468)	(3,150)	(12)	(581)	(157)	(414)

Net assets acquired	$242	$1,184	$1,056	$304	$909	$718

Consideration[2]	$57[3]	$1,184	$1,056	$304	$909	$718

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests and previous interests measured at the purchase date
3.	Excludes previously held $185 million equity accounted investment

In January 2014, a subsidiary of Brookfield purchased an additional 23.6% interest in a New York City office property (“Five Manhattan West”) that was previously an equity accounted joint venture. The incremental interest was purchased for total consideration of $57 million and resulted in the acquisition of control and increased Brookfield’s ownership to 98.6%. The fair value of the previous interest was $185 million and accordingly, no remeasurement gain or loss was recorded as part of this acquisition. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $31 million and $4 million, respectively.

In October 2014, a subsidiary of Brookfield acquired a 91% interest in Capital Automotive Real Estate Services Inc. (“CARS”), an owner and operator of more than 300 triple net leased automotive dealerships across North America. Total consideration was $1,184 million and includes contingent consideration based on investment returns hurdles on two of CARS’s portfolio properties. The investment property and debt valuations as well as contingent consideration and certain tax implications from the acquisition were accounted for based on provisional information. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $275 million and $89 million, respectively.

In October 2014, a subsidiary of Brookfield completed the acquisition of a 4,000 unit multifamily portfolio across six properties in Manhattan, New York City, for total consideration of $1,056 million. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $102 million and $14 million, respectively.

In November 2014, a subsidiary of Brookfield acquired 60% interest in a portfolio of office parks in India (“Candor Office Parks”) for total consideration of $304 million. The portfolio consists of six properties with a total of approximately 16.8 million square feet of gross leaseable area. The purchase price allocation has been done on a preliminary basis.

In March 2014, a subsidiary of Brookfield purchased a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania for total cash consideration of $295 million and commenced equity accounting for this interest at that time. In August 2014, this subsidiary acquired the remaining 67% economic and 50% voting interest in the facility for additional cash consideration of $614 million, and began consolidating the operation. Prior to the acquisition of the remaining interest, the previously held 33% economic interest was re-measured at fair value. The purchase price allocation has been done on a preliminary basis. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $99 million and $13 million, respectively.

In June 2014, a subsidiary of Brookfield acquired a wind portfolio comprising 326 MW of operating wind capacity across 17 wind projects in Ireland which is expected to generate 837 GWh annually. Total consideration was $718 million and the purchase price allocation has been done on a preliminary basis. Total revenue and net loss that would have been recorded if the acquisition had occurred at the beginning of the year would have been $92 million and $11 million, respectively.

106    BROOKFIELD ASSET MANAGEMENT

b)	Completed During 2013

The following table summarizes the balance sheet impact as a result of the business combinations that occurred in 2013:

(MILLIONS)	Renewable Energy	Property	Other	Total
Cash and cash equivalents	$8	$280	$4	$292
Accounts receivable and other	118	176	5	299
Equity accounted investments	4	346	—	350
Investment properties	—	5,530	—	5,530
Property, plant and equipment	1,387	29	199	1,615
Intangible assets	—	20	—	20

Total assets	1,517	6,381	208	8,106
Less:
Accounts payable and other	(79)	(391)	(4)	(474)
Non-recourse borrowings	(1,075)	(2,940)	(40)	(4,055)
Deferred income tax liabilities	(65)	—	—	(65)
Non-controlling interests[1]	(68)	(163)	—	(231)

	(1,287)	(3,494)	(44)	(4,825)

Net assets acquired	$230	$2,887	$164	$3,281

Consideration[2]	$230	$2,861	$161	$3,252

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $163 million of revenue and $82 million in net income from the acquired operations as a result of the acquisitions made during 2013. Total revenue and net income that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $568 million and $112 million, respectively.

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2013:

(MILLIONS)	Gazeley	IDI	MPG
Cash and cash equivalents	$40	$28	$156
Accounts receivable and other	41	36	46
Equity accounted investments	—	346	—
Investment properties	484	525	1,817
Property, plant and equipment	—	1	—
Intangible assets	20	—	—

Total assets	585	936	2,019
Less:
Accounts payable and other	(45)	(46)	(45)
Non-recourse borrowings	(119)	(261)	(1,531)
Non-controlling interests[1]	(21)	(34)	—

	(185)	(341)	(1,576)

Net assets acquired	$400	$595	$443

Consideration[2]	$370	$595	$443

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

Significant business contributions completed during 2013 are as follows, all of which were in the company’s property operations:

In June 2013, a subsidiary of Brookfield acquired a 95% equity interest in EZW Gazeley Limited (“Gazeley”), a UK-based industrial real estate company, for $370 million. Brookfield recorded $17 million of revenue and $16 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $55 million and $9 million, respectively.

2014 ANNUAL REPORT    107

In October 2013, a subsidiary of Brookfield acquired a 100% interest in Industrial Developments International Inc. (“IDI”), a U.S.-based industrial real estate company which owns and operates a high-quality industrial portfolio, for total consideration of $595 million. Brookfield recorded $3 million of revenue and $3 million in net loss from the acquired operation during the year. Total revenue and net loss that would have been recorded if the acquisition had occurred at the beginning of the year would have been $13 million and $11 million, respectively.

In October 2013, a subsidiary of Brookfield completed the acquisition of MPG Office Trust, Inc. (“MPG”), an owner and operator of office properties in Los Angeles for total consideration of $443 million. Brookfield recorded $36 million of revenue and $7 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $172 million and $13 million, respectively.

c)	Business Combinations Achieved in Stages

The following table provides details of the business combinations achieved in stages:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Fair value of investment immediately before acquiring control	$637	$248
Less: Carrying value of investment immediately before acquisition	(649)	(256)
Amounts recognized in other comprehensive income[1]	4	6

Remeasurement loss recorded in net income	$(8)	$(2)

1.	Included in the carrying value of the investment immediately before acquisition

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables list the company’s financial instruments by their respective classification as at December 31, 2014 and 2013:

AS AT DECEMBER 31, 2014 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[2]
Cash and cash equivalents	$—	$—	$3,160	$3,160
Other financial assets
Government bonds	66	31	—	97
Corporate bonds and debt instruments	60	867	—	927
Fixed income securities	684	185	—	869
Common shares and warrants	3,023	442	—	3,465
Loans and notes receivable	49	—	878	927

	3,882	1,525	878	6,285
Accounts receivable and other[3]	1,369	—	5,755	7,124

	$5,251	$1,525	$9,793	$16,569

Financial liabilities
Corporate borrowings	$—	$—	$4,075	$4,075
Property-specific mortgages	—	—	40,364	40,364
Subsidiary borrowings	—	—	8,329	8,329
Accounts payable and other[3]	1,922	—	8,486	10,408
Subsidiary equity obligations	1,423	—	2,118	3,541

	$3,345	$—	$63,372	$66,717

1.	Financial instruments classified as fair value through profit or loss
2.	Total financial assets include $2,014 million of assets pledged as collateral
3.

Includes derivative instruments which are elected for hedge accounting totalling $1,121 million included in accounts receivable and other and $1,459 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

108    BROOKFIELD ASSET MANAGEMENT

AS AT DECEMBER 31, 2013 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[2]
Cash and cash equivalents	$—	$—	$3,663	$3,663
Other financial assets
Government bonds	75	104	—	179
Corporate bonds and debt instruments	36	283	—	319
Fixed income securities	68	144	—	212
Common shares and warrants	2,493	265	—	2,758
Loans and notes receivable	31	—	1,448	1,479

	2,703	796	1,448	4,947
Accounts receivable and other[3]	1,163	—	4,013	5,176

	$3,866	$796	$9,124	$13,786

Financial liabilities
Corporate borrowings	$—	$—	$3,975	$3,975
Property-specific mortgages	—	—	35,495	35,495
Subsidiary borrowings	—	—	7,392	7,392
Accounts payable and other	1,305	—	9,011	10,316
Subsidiary equity obligations[3]	1,086	—	791	1,877

	$2,391	$—	$56,664	$59,055

1.	Financial instruments classified as fair value through profit or loss
2.	Total financial assets include $1,626 million of assets pledged as collateral
3.

Includes derivative instruments which are elected for hedge accounting totalling $752 million included in accounts receivable and other and $792 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends on fair value through profit or loss and available-for-sale financial assets are recognized when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method.

During the year ended December 31, 2014, $14 million of net deferred gains (2013 – $35 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition of available-for-sale securities.

Included in cash and cash equivalents is $2,650 million (2013 – $3,128 million) of cash and $510 million of short-term deposits at December 31, 2014 (2013 – $535 million).

Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for impairment at each reporting date. As at December 31, 2014, the unrealized gains and losses relating to the fair value of available-for-sale securities amounted to $24 million (2013 – $60 million) and $124 million (2013 – $41 million), respectively.

Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheet where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2014 ANNUAL REPORT    109

The following table provides the carrying values and fair values of financial instruments as at December 31, 2014 and December 31, 2013:

	Dec. 31, 2014		Dec. 31, 2013
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$3,160	$3,160	$3,663	$3,663
Other financial assets
Government bonds	97	97	179	179
Corporate bonds	927	927	319	319
Fixed income securities	869	869	212	212
Common shares and warrants	3,465	3,465	2,758	2,758
Loans and notes receivable	927	927	1,479	1,479

	6,285	6,285	4,947	4,947
Accounts receivable and other	7,124	7,124	5,176	5,176

	$16,569	$16,569	$13,786	$13,786

Financial liabilities
Corporate borrowings	$4,075	$4,401	$3,975	$4,323
Property-specific mortgages	40,364	41,570	35,495	36,389
Subsidiary borrowings	8,329	8,546	7,392	7,225
Accounts payable and other	10,408	10,408	10,316	10,316
Subsidiary equity obligations	3,541	3,558	1,877	1,898

	$66,717	$68,483	$59,055	$60,151

The current and non-current balances of other financial assets are as follows:

(MILLIONS)			Dec. 31, 2014	Dec. 31, 2013
Current			$1,234	$942
Non-current			5,051	4,005

Total			$6,285	$4,947

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting may be applied, a hedge relationship may be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

i.	Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. For the year ended December 31, 2014, pre-tax net unrealized losses of $224 million (2013 – gains of $29 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2014, there was an unrealized derivative liability balance of $128 million relating to derivative contracts designated as cash flow hedges (2013 – $30 million asset). The unrealized losses on cash flow hedges are expected to be realized in net income by 2024.

ii.	Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2014, unrealized pre-tax net gains of $312 million (2013 – gain of $1 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2014, there was an unrealized derivative asset balance of $307 million relating to derivative contracts designated as net investment hedges (2013 – $70 million liability).

110    BROOKFIELD ASSET MANAGEMENT

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $3,627 million (2013 – $2,729 million) of financial assets and $1,429 million (2013 – $1,089 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Dec. 31, 2014			Dec. 31, 2013
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$28	$69	$—	$41	$138	$—
Corporate bonds	768	159	—	20	299	—
Fixed income securities	57	39	773	44	55	113
Common shares and warrants	765	5	2,695	838	1	1,919
Loans and notes receivables	—	37	12	—	23	8
Accounts receivable and other	—	1,222	147	131	343	689

	$1,618	$1,531	$3,627	$1,074	$859	$2,729

Financial liabilities
Accounts payable and other	$—	$1,830	$92	$117	$1,046	$142
Subsidiary equity obligations	—	86	1,337	—	139	947

	$—	$1,916	$1,429	$117	$1,185	$1,089

There were no transfers between Level 1, Level 2 and Level 3 in 2014 or 2013.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives, and redeemable fund units.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS)	Carrying value Dec. 31, 2014	Valuation technique(s) and key input(s)
Type of asset/liability
Derivative assets/Derivative liabilities (accounts receivable/ payable)	$ 1,222/ (1,830)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

		Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	86	Aggregated market prices of underlying investments

Other financial assets	309	Valuation models based on observable market data

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

2014 ANNUAL REPORT    111

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Dec. 31, 2014	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$ 773	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Investment in common shares	1,297	Net asset valuation	• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants	1,398	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	1,337	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/ Derivative liabilities (accounts receiveable/payable)	147/ (92)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

112    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2014 and December 31, 2013:

	Financial Assets		Financial Liabilities
(MILLIONS)	2014	2013	2014	2013
Balance at beginning of year	$2,729	$2,334	$1,089	$680
Fair value changes recorded in net income	788	(24)	110	(35)
Fair value changes recorded in other comprehensive income[1]	(114)	104	(59)	36
Additions, net of disposals	224	315	289	408

Balance at end of year	$3,627	$2,729	$1,429	$1,089

1.	Includes foreign currency translation

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed:

	Dec. 31, 2014			Dec. 31, 2013
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$4,401	$—	$—	$4,323	$—	$—
Property-specific mortgages	1,054	14,461	26,055	922	12,640	22,827
Subsidiary borrowings	2,172	2,342	4,032	1,836	1,980	3,409
Subsidiary equity obligations	—	—	2,135	—	—	812

Fair values for Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.

7.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Accounts receivable	(a)	$3,110	$3,220
Prepaid expenses and other assets		2,644	2,569
Restricted cash	(b)	2,645	877

Total		$8,399	$6,666

The current and non-current balances of accounts receivable and other are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$6,312	$4,840
Non-current	2,087	1,826

Total	$8,399	$6,666

a)	Accounts Receivable

Accounts receivable includes $228 million (2013 – $592 million) of unrealized mark-to-market gains on energy sales contracts and $718 million (2013 – $764 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations.

b)	Restricted Cash

Restricted cash in 2014 includes $1.8 billion of deposits restricted for a subsidiary of the company’s bid to acquire the remaining interest in Canary Wharf Group plc (“Canary Wharf”) that it did not already own, as part of a joint venture. On March 5, 2015, the joint venture’s bid for the additional interest became compulsory to the remaining outstanding shareholders that had not yet accepted the prior offers.

The remaining $845 million (2013 – $877 million) of restricted cash relates to the company’s property, renewable energy, service activities and residential development financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

2014 ANNUAL REPORT    113

8.	INVENTORY

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Residential properties under development	$2,468	$2,785
Land held for development	2,176	2,541
Completed residential properties	519	443
Forest products and other	457	522

Total	$5,620	$6,291

The current and non-current balances of inventory are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$2,815	$2,839
Non-current	2,805	3,452

Total	$5,620	$6,291

During the year ended December 31, 2014, the company recognized as an expense $3,091 million (2013 – $5,388 million) of inventory relating to cost of goods sold and $147 million (2013 – $33 million) relating to impairments of inventory. The carrying amount of inventory pledged as security at December 31, 2014 was $2,284 million (2013 – $2,462 million).

9.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at December 31, 2014:

(MILLIONS)	Property	Infrastructure	Total
Assets
Accounts receivables and other	$68	$4	$72
Investment properties	2,173	—	2,173
Property, plant and equipment	—	218	218
Equity accounted investments	—	311	311
Intangible assets	—	33	33

Assets classified as held for sale	$2,241	$566	$2,807

Liabilities
Accounts payable and other	$55	$11	$66
Property-specific mortgages	1,165	145	1,310
Deferred income tax liabilities	—	43	43

Liabilities associated with assets classified as held for sale	$1,220	$199	$1,419

During the year ended December 31, 2014 the company classified seven separate asset groups or investments as held for sale.

i.	Property

As at December 31, 2014, a subsidiary of the company classified a group of commercial office properties in Washington D.C. as held for sale based on approved plans to sell a controlling interest in these properties. The Washington D.C. office properties have assets of $1,334 million and total liabilities of $687 million. In addition, the subsidiary also agreed to sell office properties in Toronto and Seattle and multifamily assets in Virginia and Maryland and has therefore classified these assets as held for sale. Total assets and liabilities of the office and multifamily assets to be disposed of are $907 million and $533 million, respectively.

ii.	Infrastructure

At December 31, 2014, a subsidiary of the company has initiated a plan to dispose its interest in its New England electricity transmission operations and its North American natural gas transmission business during 2015. The New England electricity transmission operation’s total assets are $255 million and total liabilities are $199 million. The company’s North American natural gas transmission investment is equity accounted with a carrying value of $311 million.

114    BROOKFIELD ASSET MANAGEMENT

10.	EQUITY ACCOUNTED INVESTMENTS

The following table presents the voting interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

		Voting Interest		Carrying Value
(MILLIONS)	Investment Type	Dec. 31 2014	Dec. 31 2013	Dec. 31 2014	Dec. 31 2013
Property
General Growth Properties	Associate	29%	28%	$6,887	$6,044
245 Park Avenue[1]	Joint Venture	51%	51%	708	653
Grace Building	Joint Venture	50%	50%	538	695
Rouse Properties	Associate	34%	39%	408	399
Other property joint ventures[1]	Joint Venture	25 – 75%	25 – 75%	1,736	1,586
Other property investments[1]	Associate	20 – 75%	20 – 75%	266	366
Renewable energy
Other renewable energy investments	Associate	14 – 50%	14 – 50%	273	290
Infrastructure
Brazilian toll road	Associate	49%	49%	1,237	1,203
South American transmission operations	Associate	28%	28%	724	717
Brazilian rail and port operations	Associate	27%	—	767	—
Other infrastructure investments	Associate	26 – 50%	26 – 50%	816	694
Other joint ventures	Joint Venture	25 – 50%	25 – 50%	403	343
Other investments	Associate	28 – 50%	28 – 50%	153	287

Total				$14,916	$13,277

1.

Investments in which the company’s ownership interest is greater than 50% represent investments in equity accounted joint ventures or associates where control is either shared or does not exist resulting in the investment being equity accounted

The following table presents the change in the balance of investments in associates and joint ventures:

YEARS ENDED DECEMBER 31
(MILLIONS)	2014	2013
Balance at beginning of year	$13,277	$11,618
Additions, net of disposals (including reclassifications to held for sale)	1,011	1,099
Acquisitions through business combinations	—	350
Share of net income	1,345	1,283
Impairments of equity accounted investments	249	(524)
Share of other comprehensive income	223	239
Distributions received	(674)	(452)
Foreign exchange	(515)	(336)

Balance at end of year	$14,916	$13,277

2014 ANNUAL REPORT    115

The following table presents current and non-current assets as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	Dec. 31, 2014				Dec. 31, 2013
(MILLIONS)	Current Assets	Non- Current Assets	Current Liabilities	Non- Current Liabilities	Current Assets	Non- Current Assets	Current Liabilities	Non- Current Liabilities
Property
General Growth Properties	$1,108	$40,631	$830	$17,985	$1,132	$38,335	$754	$16,224
245 Park Avenue	30	2,167	13	795	20	2,057	14	791
Grace Building	47	1,930	19	882	15	1,742	369	—
Rouse Properties	107	2,823	76	1,618	99	2,449	66	1,455
Other property investments	290	7,417	805	2,853	603	8,217	855	1,999
Renewable energy
Other renewable energy investments	42	782	27	254	54	958	27	405
Infrastructure
Brazilian toll road	683	5,867	666	1,495	805	4,758	532	2,578
South American transmission operation	244	5,513	155	3,361	1,254	4,543	1,189	2,055
Brazilian rail and port operations	787	3,337	240	883	—	—	—	—
Other infrastructure investments	330	3,374	230	1,730	542	8,087	383	6,229
Other	1,430	544	860	248	1,579	1,024	459	654

	$5,098	$74,385	$3,921	$32,104	$6,103	$72,170	$4,648	$32,390

Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

The following table presents total revenues, net income, and other comprehensive income (“OCI”) of the Company’s investments in associates and joint ventures and dividends received by the company from these investments:

	2014				2013
YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income	OCI	Dividends Received	Revenue	Net Income	OCI	Dividends Received
Property
General Growth Properties	$3,188	$2,556	$(5)	$158	$3,079	$2,835	$64	$107
245 Park Avenue	149	164	—	17	145	55	—	29
Grace Building	106	191	—	252	100	154	—	—
Rouse Properties	304	87	—	14	263	146	—	11
Other property investments	645	381	8	72	921	448	—	128
Renewable energy
Other renewable energy investments	109	6	115	27	110	20	—	18
Infrastructure
Brazilian toll road	1,056	88	41	—	1,125	(15)	(193)	—
South American transmission operation	434	65	335	28	446	113	264	68
Brazilian rail and port operations	459	58	—	—	—	—	—	—
Australian energy distribution	—	—	—	—	308	206	(45)	19
Other infrastructure investments	929	26	72	36	1,459	(1,032)	204	34
Other	1,523	169	(7)	70	488	178	(18)	38

Total	$8,902	$3,791	$559	$674	$8,444	$3,108	$276	$452

Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the company’s carrying value is as follows:

116    BROOKFIELD ASSET MANAGEMENT

	Dec. 31, 2014		Dec. 31, 2013
(MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
General Growth Properties	$7,183	$6,887	$5,125	$6,044
Rouse Properties	359	408	430	399
Other	28	17	31	23

	$ 7,570	$7,312	$5,586	$6,466

At December 31, 2014, the Company reviewed the valuation of its investment in General Growth Properties Inc. (“GGP” or “General Growth Properties”) to determine whether the impairment recognized in 2013 of $249 million, or any portion thereof, may no longer be required. Based on the published price of GGP common stock as at December 31, 2014 the recoverable amount of the investment in GGP had increased to an amount that was in excess of the company’s carrying value and the impairment loss was reversed. The impairment and subsequent reversal has been recorded within equity accounted income. The Company’s investment in GGP at December 31, 2014 includes $552 million of excess of consideration paid over the fair value of the investment at the date of acquisition.

In 2013, the company recognized a $275 million impairment relating to its investment in a North American natural gas transmission operation based on weak market fundamentals in the U.S. market.

11.         INVESTMENT PROPERTIES

The following table presents the change in the fair value of investment properties, all of which are considered Level 3 within the fair value hierarchy:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Fair value at beginning of year	$38,336	$33,161
Additions	2,269	1,835
Acquisitions through business combinations	8,332	5,530
Disposals and reclassifications to assets held for sale	(4,800)	(1,908)
Fair value changes	3,266	1,031
Foreign currency translation	(1,320)	(1,313)

Fair value at end of year	$46,083	$38,336

Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better use land within the company’s sustainable resource operations. Investment properties generated $3,679 million (2013 – $3,093 million) in rental income, and incurred $1,729 million (2013 – $1,302 million) in direct operating expenses.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Key valuation metrics of the company’s investment properties are presented in the following table on a weighted-average basis:

	Office		Retail		Multifamily, Industrial and Other		Weighted Average
AS AT DECEMBER 31	2014	2013	2014	2013	2014	2013	2014	2013
Discount rate	7.1%	7.4%	9.2%	9.2%	6.7%	8.6%	7.1%	7.7%
Terminal capitalization rate	6.0%	6.3%	7.2%	7.6%	7.3%	7.5%	6.1%	6.6%
Investment horizon (years)	10	11	10	10	10	10	10	11

2014 ANNUAL REPORT    117

12.     PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$25,337	$23,281
Accumulated fair value changes	13,978	11,574
Accumulated depreciation	(4,698)	(3,836)

Total	$34,617	$31,019

Accumulated fair value changes include revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus, as well as unrealized impairment losses recorded in net income.

The company’s property, plant and equipment relates to the operating segments as shown in the following table:

		Carried at Fair Value1		Carried at Amortized Cost		Total
(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Renewable energy	(a)	$19,970	$16,611	$—	$—	$19,970	$16,611
Infrastructure	(b)	9,061	8,564	—	—	9,061	8,564
Property	(c)	2,872	3,042	—	—	2,872	3,042
Private equity and other	(d)	—	—	2,714	2,802	2,714	2,802

		$31,903	$28,217	$2,714	$2,802	$34,617	$31,019

1.	Classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value

a) Renewable Energy

Our renewable energy, property, plant and equipment is comprised of the following:

(MILLIONS)	Note	2014	2013
Hydroelectric and other	(i)	$16,687	$14,148
Wind energy	(ii)	3,283	2,463

		$19,970	$16,611

Renewable energy assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2014. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable energy assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by future electricity price assumptions	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand by 2020, which will maintain system reliability and provide adequate levels of reserve generations.

118    BROOKFIELD ASSET MANAGEMENT

Key valuation metrics of the company’s hydro and wind generating facilities at the end of 2014 and 2013 are summarized below.

	United States		Canada		Brazil
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Discount rate
Contracted	5.2%	5.8%	4.8%	5.1%	8.4%	9.1%
Uncontracted	7.1%	7.6%	6.7%	6.9%	9.7%	10.4%
Terminal capitalization rate	7.1%	7.1%	6.5%	6.4%	n/a	n/a
Exit date	2034	2033	2034	2033	2029	2029

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014 is 15 years (2013 – 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

i.         Renewable Energy – Hydroelectric and Other

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$7,997	$6,647
Accumulated fair value changes	10,877	9,413
Accumulated depreciation	(2,187)	(1,912)

Total	$16,687	$14,148

The following table presents the changes to the cost of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$6,647	$5,864
Additions, net of disposals	365	170
Acquisitions through business combinations	1,341	957
Foreign currency translation	(356)	(344)

Balance at end of year	$7,997	$6,647

As at December 31, 2014, the cost of generating facilities under development includes $126 million of capitalized costs (2013– $9 million).

The following table presents the changes to the accumulated fair value changes of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$9,413	$10,031
Fair value changes	1,932	(155)
Foreign currency translation	(468)	(463)

Balance at end of year	$10,877	$9,413

The following table presents the changes to the accumulated depreciation of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(1,912)	$(1,604)
Depreciation expense	(403)	(413)
Foreign currency translation	128	105

Balance at end of year	$(2,187)	$(1,912)

2014 ANNUAL REPORT    119

ii.         Renewable Energy – Wind Energy

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$3,079	$2,137
Accumulated fair value changes	657	645
Accumulated depreciation	(453)	(319)

Total	$3,283	$2,463

The following table presents the changes to the cost of the company’s wind energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$2,137	$1,753
Acquisitions through business combinations	1,075	430
Additions, net of disposals	78	16
Foreign currency translation	(211)	(62)

Balance at end of year	$3,079	$2,137

The following table presents the changes to the accumulated fair value changes of the company’s wind energy assets

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$645	$681
Fair value changes	57	5
Foreign currency translation	(45)	(41)

Balance at end of year	$657	$645

The following table presents the changes to the accumulated depreciation of the company’s wind energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(319)	$(193)
Depreciation expense	(157)	(138)
Foreign currency translation	23	12

Balance at end of year	$(453)	$(319)

b) Infrastructure

Our infrastructure property, plant and equipment is comprised of the following:

(MILLIONS)	Note	2014	2013
Utilities	(i)	$3,637	$3,624
Transportation	(ii)	2,702	2,941
Energy	(iii)	1,745	1,198
Sustainable resources	(iv)	977	801
		$ 9,061	$8,564

120    BROOKFIELD ASSET MANAGEMENT

i.         Infrastructure – Utilities

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$3,122	$3,369
Accumulated fair value changes	729	378
Accumulated depreciation	(214)	(123)

Total	$3,637	$3,624

The company’s utilities assets are comprised of terminals and energy transmission and distribution networks, which are operated primarily under regulated rate base arrangements.

Utilities assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2014. The company determined fair value to be the current replacement cost. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of utility assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow model	• Future cash flows – primarily driven by a regulated return on asset base	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2014 valuation process include: discount rates ranging from 8% to 12% (2013 – 8% to 13%), terminal capitalization multiples ranging from 8x to 16x (2013 – 10x to 16x), and an investment horizon between 10 and 20 years (2013 – 10 to 20 years).

The following table presents the changes to the cost of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$3,369	$3,203
Additions, net of disposals and assets reclassified to held for sale	17	165
Foreign currency translation	(264)	1

Balance at end of year	$3,122	$3,369

The following table presents the changes to the accumulated fair value changes of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$378	$113
Fair value changes	449	271
Dispositions and assets reclassified to held for sale	(55)	—
Foreign currency translation	(43)	(6)

Balance at end of year	$729	$378

The following table presents the changes to the accumulated depreciation of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(123)	$(6)
Depreciation expense	(130)	(121)
Dispositions and assets reclassified to held for sale	28	—
Foreign currency translation	11	4

Balance at end of year	$(214)	$(123)

2014 ANNUAL REPORT    121

ii.         Infrastructure – Transport

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$2,187	$2,334
Accumulated fair value changes	725	744
Accumulated depreciation	(210)	(137)

Total	$2,702	$2,941

The company’s transport assets consists of railroads, toll roads and ports.

Transport assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2014. The company determined fair value to be the current replacement cost.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of transport assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by traffic or freight volumes and tariff rates	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2014 valuation process include: discount rates ranging from 11% to 15% (2013 – 11% to 12%), terminal capitalization multiples ranging from 10x to 12x (2013 – 7x to 11x), and an investment horizon between 10 and 20 years (2013 – 10 years).

The following table presents the changes to the cost of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$2,334	$2,502
Additions, net of disposals	122	160
Foreign currency translation	(269)	(328)

Balance at end of year	$2,187	$2,334

The following table presents the changes to the accumulated fair value changes of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$744	$519
Fair value changes	8	317
Foreign currency translation	(27)	(92)

Balance at end of year	$725	$744

The following table presents the changes to the accumulated depreciation of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(137)	$(33)
Depreciation expense	(129)	(127)
Foreign currency translation	56	23

Balance at end of year	$(210)	$(137)

122    BROOKFIELD ASSET MANAGEMENT

iii.	Infrastructure – Energy

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$1,653	$1,132
Accumulated fair value changes	210	131
Accumulated depreciation	(118)	(65)

Total	$1,745	$1,198

The company’s energy assets consist of energy transmission, distribution and storage and district energy assets.

Energy assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2014. The company determined fair value to be the current replacement cost.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of energy assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by transmission, distribution and storage volumes and pricing	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2014 valuation process include: discount rates ranging from 10% to 13% (2013 – 15% to 16%), terminal capitalization multiples ranging from 8x to 12x (2013 – 8x to 12x), and an investment horizon of 10 years (2013 – 10 years).

The following table presents the changes to the cost of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$1,132	$1,004
Additions, net of disposals	59	33
Acquisitions through business combinations	517	142
Foreign currency translation	(55)	(47)

Balance at end of year	$1,653	$1,132

The following table presents the changes to the accumulated fair value changes of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$131	$47
Fair value changes	89	83
Foreign currency translation	(10)	1

Balance at end of year	$210	$131

The following table presents the changes to the accumulated depreciation of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(65)	$(25)
Depreciation expense	(56)	(37)
Foreign currency translation	3	(3)

Balance at end of year	$(118)	$(65)

2014 ANNUAL REPORT    123

iv.	Infrastructure – Sustainable Resources

Sustainable resources assets represents timberlands and other agricultural land.

(MILLIONS)	2014	2013
Cost	$480	$469
Accumulated fair value changes	519	349
Accumulated depreciation	(22)	(17)

Total	$977	$801

Investment properties within our sustainable resources operations are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2014.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of sustainable resource assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by avoided cost or future replacement value	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal valuation date	• Increases (decreases) in terminal valuation date decrease (increase) fair value

	• Exit date	• Increases (decreases) in the exit date decrease (increase) fair value

Key valuation assumptions included a weighted average discount rate of 6% (2013 – 7%), and a terminal valuation date of 3 to 30 years (2013 – 3 to 35 years).

The following table presents the changes to the cost of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$469	$1,264
Additions, net of disposals	63	(784)
Foreign currency translation	(52)	(11)

Balance at end of year	$480	$469

The following table presents the changes to the accumulated fair value changes of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$349	$166
Fair value changes	212	49
Dispositions	—	133
Foreign currency translation	(42)	1

Balance at end of year	$519	$349

The following table presents the changes to the accumulated depreciation of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(17)	$(18)
Depreciation expense	(8)	(3)
Dispositions	—	3
Foreign currency translation	3	1

Balance at end of year	$(22)	$(17)

124    BROOKFIELD ASSET MANAGEMENT

c)	Property

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$2,859	$3,168
Accumulated fair value changes	455	170
Accumulated depreciation	(442)	(296)

Total	$2,872	$3,042

The company’s property assets include hotel assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2014. The company determines fair value for these assets by discounting the expected future cash flows using internal valuations.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of property assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by pricing, volumes and direct operating costs	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key valuation assumptions included a weighted average discount rate of 10.0% (2013 – 10.5%), terminal capitalization rate of 7.0% (2013 – 7.6%), and investment horizon of 6 years (2013 – 7 years).

The following table presents the changes to the cost of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$3,168	$3,130
Additions, net of disposals	(227)	137
Foreign currency translation	(82)	(99)

Balance at end of year	$2,859	$3,168

The following table presents the changes to the accumulated fair value changes of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$170	$4
Fair value changes	324	166
Foreign currency translation	(39)	—

Balance at end of year	$455	$170

The following table presents the changes to the accumulated depreciation of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(296)	$(166)
Depreciation expense	(152)	(130)
Dispositions	4	—
Foreign currency translation	2	—

Balance at end of year	$(442)	$(296)

2014 ANNUAL REPORT    125

d)	Private Equity and Other

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$3,960	$4,025
Accumulated impairments	(194)	(256)
Accumulated depreciation	(1,052)	(967)

Total	$2,714	$2,802

Other property, plant and equipment includes assets owned by the company’s private equity, residential development and service operations held directly or consolidated through funds.

These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$4,025	$3,928
Additions, net of disposals	73	124
Acquisitions through business combinations	90	86
Foreign currency translation	(228)	(113)

Balance at end of year	$3,960	$4,025

The following table presents the changes to the accumulated impairment losses of the company’s property, plant and equipment within these operations:
YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(256)	$(162)
Impairment charges	(41)	(99)
Dispositions	75	—
Foreign currency translation	28	5

Balance at end of year	$(194)	$(256)

The following table presents the changes to the accumulated depreciation of the company’s other property, plant and equipment within these operations:
YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(967)	$(854)
Depreciation expense	(224)	(217)
Disposals	141	110
Foreign currency translation	(2)	(6)

Balance at end of year	$(1,052)	$(967)

13. SUSTAINABLE RESOURCES
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Timberlands	$394	$449
Other agricultural assets	52	53

Total	$446	$502

The company held 1.8 million acres of consumable freehold timberlands at December 31, 2014 (2013 – 1.4 million), representing 39.9 million cubic metres (2013 – 39.9 million) of mature timber and available for harvest. Additionally, the company provides management services to approximately 1.3 million acres (2013 – 1.3 million) of licensed timberlands.

126    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of timberlands and other agricultural assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$502	$3,516
Additions, net of disposals	62	(2,991)
Fair value adjustments	38	205
Decrease due to harvest	(81)	(186)
Foreign currency changes	(75)	(42)

Balance at end of year	$446	$502

The carrying values are based on external appraisals that are completed annually as of December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Growth assessments	• Increases (decreases) in growth assessments increase (decrease) fair value

	• Timber/Agricultural prices	• Increases (decreases) in price increase (decrease) fair value

	• Discount rate/terminal capitalization rate	• Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value

Key valuation assumptions include a weighted average discount and terminal capitalization rate of 5.9% (2013 – 6.9%), and terminal valuation dates of 30 years (2013 – 20 to 28 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.

14.	INTANGIBLE ASSETS

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$4,864	$5,492
Accumulated amortization and impairment losses	(537)	(448)

Total	$4,327	$5,044

Intangible assets are allocated to the following cash-generating units:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Infrastructure – Utilities	(a)	$2,048	$2,231
Infrastructure – Transport	(b)	1,427	1,633
Property – Industrial, Multifamily, Hotel and other		309	327
Private equity		156	257
Service activities		266	297
Renewable energy		18	94
Other		103	205

		$4,327	$5,044

a)	Infrastructure – Utilities

The company’s Australian regulated terminal operation has access agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 and the company has an option to extend the arrangement an additional 49 years. The aggregate duration of the arrangement and the extension option represents the remaining useful life of the concession.

b)	Infrastructure – Transport

The company’s Chilean toll road concession provides the right to charge a tariff to users of the road over the term of the concession. The concession arrangement has an expiration date of 2033, which is the basis for the company’s determination of its remaining useful life. Also included within the company’s transport operations is $334 million (2013 – $355 million) of indefinite life intangible assets which represent perpetual conservancy rights associated with the company’s UK port operation.

2014 ANNUAL REPORT    127

The following table presents the changes to the cost of the company’s intangible assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Cost at beginning of year	$5,492	$6,166
Disposals, net of additions	(218)	(13)
Acquisitions through business combinations	10	20
Foreign currency translation	(420)	(681)

Cost at end of year	$4,864	$5,492

The following table presents the changes in the accumulated amortization and accumulated impairment losses of the company’s intangible assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Accumulated amortization and impairment losses at beginning of year	$(448)	$(396)
Amortization	(139)	(105)
Disposals	40	39
Foreign currency translation and other	10	14

Accumulated amortization and impairment losses at end of year	$(537)	$(448)

The following table presents intangible assets by geography:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
United States	$112	$180
Canada	119	266
Australia	2,283	2,535
Europe	426	456
Chile	1,093	1,278
Brazil and other	294	329

	$4,327	$5,044

Intangible assets, including trademarks, concession agreements and conservancy rights, are recorded at amortized cost and are tested for impairment annually or when an indicator of impairment is identified using a discounted cash flow valuation. This valuation utilizes the following significant unobservable inputs assumptions:

Valuation technique	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	• Exit date	• Increases (decreases) in the exit date will decrease (increase) the recoverable amount

15.	GOODWILL

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$1,579	$1,635
Accumulated impairment losses	(173)	(47)

Total	$1,406	$1,588

128    BROOKFIELD ASSET MANAGEMENT

Goodwill is allocated to the following cash-generating units:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Services – Construction	(a)	$660	$720
Residential development – Brazil	(b)	153	277
Services – Property services		54	54
Asset management		323	341
Other		216	196

Total		$1,406	$1,588

a)	Construction

Goodwill in our construction business is tested for impairment using a discounted cash flow analysis with the following valuation assumptions used to determine the recoverable amount: discount rate of 14.5% (2013 – 15.6%), terminal capitalization rate of 10.3% (2013 – 12.1%) and exit date of 2019 (2013 – 2018).

b)	Residential Development – Brazil

Goodwill in our Brazilian residential development business is tested for impairment using a discounted cash flow with the following valuation assumptions used to determine the recoverable amount: discount rate of 13.5% (2013 – 14.0%) and terminal capitalization rate of 9.0% (2013 – 9.5%). The current year test resulted in an $87 million impairment of goodwill as a result of the recoverable amount of the business unit being less than our carrying value.

The following table presents the change in the balance of goodwill:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Cost at beginning of year	$1,635	$2,540
Acquisitions through business combinations	78	—
Disposals	(3)	(645)
Foreign currency translation and other	(131)	(260)

Cost at end of year	$1,579	$1,635

The following table reconciles accumulated impairment losses:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Accumulated impairment at beginning of year	$(47)	$(50)
Impairment losses	(130)	—
Foreign currency translation	4	3

Accumulated impairment at end of year	$(173)	$(47)

The following table presents goodwill by geography:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
United States	$314	$282
Canada	28	4
Australia	577	625
Brazil	230	397
Europe	26	27
Other	231	253

	$1,406	$1,588

2014 ANNUAL REPORT    129

The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation technique	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	• Exit date	• Increases (decreases) in the exit date will decrease (increase) the recoverable amount

16.	INCOME TAXES

The major components of income tax expense for the years ended December 31, 2014 and December 31, 2013 are set out below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Current income taxes	$114	$159

Deferred income tax expense/(recovery)
Origination and reversal of temporary differences	1,087	871
Recovery arising from previously unrecognized tax assets	(174)	(130)
Change of tax rates and new legislation	296	(55)

Total deferred income taxes	1,209	686

Income taxes	$1,323	$845

The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2014 and 2013. The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

YEARS ENDED DECEMBER 31	2014	2013
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	—	(1)
International operations subject to different tax rates	(5)	(3)
Taxable income attribute to non-controlling interests	(5)	(7)
Recognition of previously unrecorded deferred tax assets	(1)	(2)
Non-recognition of the benefit of current year’s tax losses	2	3
Change in tax rates and new legislation	4	—
Other	(1)	2

Effective income tax rate	20%	18%

Deferred income tax assets and liabilities as at December 31, 2014 and 2013 relate to the following:
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Non-capital losses (Canada)	$827	$878
Capital losses (Canada)	143	215
Losses (U.S.)	463	385
Losses (International)	544	511
Difference in basis	(8,660)	(6,741)

Total net deferred tax liabilities	$(6,683)	$(4,752)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2014 is approximately $8 billion (2013 – approximately $8 billion).

130    BROOKFIELD ASSET MANAGEMENT

The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.

The dividend payment on certain preferred shares of the company results in the payment of cash taxes and the company obtaining a deduction based on the amount of these taxes.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
2015	$15	$2
2016	11	1
2017	5	—
2018 and after	355	290
Do not expire	764	901

Total	$1,150	$1,194

The components of the income taxes in other comprehensive income for the years ended December 31, 2014 and 2013 are set out below:
YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Revaluation of property, plant and equipment	$650	$135
Financial contracts and power sale agreements	(66)	129
Available-for-sale securities	5	(10)
Equity accounted investments	—	37
Foreign currency translation	39	(10)
Revaluation of pension obligation	(18)	(1)

Total deferred tax in other comprehensive income	$610	$280

17. ACCOUNTS PAYABLE AND OTHER
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Accounts payable	$4,510	$5,244
Other liabilities	5,898	5,072

Total	$10,408	$10,316

The current and non-current balances of accounts payable and other liabilities are as follows:
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$6,054	$5,994
Non-current	4,354	4,322

Total	$10,408	$10,316

2014 ANNUAL REPORT    131

18.	CORPORATE BORROWINGS

(MILLIONS)	Maturity	Annual Rate	Currency	Dec. 31, 2014	Dec. 31, 2013
Term debt
Public – Canadian	Sept. 8, 2016	5.20%	C$	$258	$282
Public – U.S.	Apr. 25, 2017	5.80%	US$	239	239
Public – Canadian	Apr. 25, 2017	5.29%	C$	216	235
Public – Canadian	Apr. 9, 2019	3.95%	C$	519	568
Public – Canadian	Mar. 1, 2021	5.30%	C$	301	330
Public – Canadian	Mar. 31, 2023	4.54%	C$	519	568
Public – Canadian	Mar. 8, 2024	5.04%	C$	431	472
Public – Canadian	Jan. 28, 2026	4.82%	C$	430	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	362	396

				3,525	3,340
Commercial paper and bank borrowings		1.19%	US$/C$	574	662
Deferred financing costs[1]				(24)	(27)

Total				$4,075	$3,975

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

Corporate borrowings have a weighted average interest rate of 4.6% (2013 – 4.5%), and include $3,428 million (2013 – $3,356 million) repayable in Canadian dollars of C$3,982 million (2013 – C$3,565 million).

On January 15, 2015, the company issued US$500 million of 4.0%, 10 year notes.

19.	NON-RECOURSE BORROWINGS

a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total
2015	$2,487	$246	$80	$157	$823	$27	$—	$3,820
2016	4,098	532	398	80	516	—	—	5,624
2017	5,659	885	233	269	143	—	—	7,189
2018	2,469	886	251	4	33	—	—	3,643
2019	2,579	179	125	3	12	—	—	2,898
Thereafter	8,251	3,263	5,433	239	4	—	—	17,190

Total – Dec. 31, 2014	$25,543	$5,991	$6,520	$752	$1,531	$27	$—	$40,364

Total – Dec. 31, 2013	$21,577	$4,907	$6,078	$342	$2,214	$271	$106	$35,495

The current and non-current balances of property-specific mortgages are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$3,820	$6,288
Non-current	36,544	29,207

Total	$40,364	$35,495

132    BROOKFIELD ASSET MANAGEMENT

Property-specific mortgages by currency include the following:

(MILLIONS)	Dec. 31, 2014	Local Currency		Dec. 31, 2013	Local Currency
U.S. dollars	$25,193	US$	25,193	$20,205	US$	20,205
Canadian dollars	4,839	C$	5,622	5,217	C$	5,542
Australian dollars	3,865	A$	4,729	3,708	A$	4,157
British pounds	2,208	£	1,418	2,447	£	1,478
Brazilian reais	2,123	R$	5,626	2,988	R$	5,542
Chilean unidad de fomento	898	UF$	22	689	UF$	16
European Union euros	877	€$	725	2	€$	1
Indian rupee	193	Rs	12,123	—	Rs	—
Colombian pesos	168	COP$	400,155	207	COP$	400,155
New Zealand dollars	—	N$	—	32	N$	39

Total	$40,364			$35,495

b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Services Activities	Total
2015	$504	$—	$34	$129	$—	$295	$962
2016	2,304	258	12	4	—	—	2,578
2017	227	—	370	354	—	—	951
2018	990	172	14	36	—	—	1,212
2019	—	401	259	—	—	—	660
Thereafter	—	856	30	4	1,076	—	1,966

Total – Dec. 31, 2014	$4,025	$1,687	$719	$527	$1,076	$295	$8,329

Total – Dec. 31, 2013	$3,075	$1,717	$435	$899	$1,266	$—	$7,392

The current and non-current balances of subsidiary borrowings are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$962	$1,854
Non-current	7,367	5,538

Total	$8,329	$7,392

Subsidiary borrowings by currency include the following:

(MILLIONS)	Dec. 31, 2014	Local Currency		Dec. 31, 2013	Local Currency
U.S. dollars	$5,429	US$	5,429	$4,346	US$	4,346
Canadian dollars	2,596	C$	3,015	2,283	C$	2,421
Australian dollars	163	A$	200	696	A$	780
Brazilian reais	114	R$	303	59	R$	139
British pounds	27	£	17	8	£	5

Total	$8,329			$7,392

2014 ANNUAL REPORT    133

20.	SUBSIDIARY EQUITY OBLIGATIONS

Subsidiary equity obligations consist of the following:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Subsidiary preferred equity units	(a)	$1,535	$—
Limited-life funds and redeemable fund units		1,423	1,086
Subsidiary preferred shares	(b)	583	628
Corporate preferred shares	(c)	—	163

Total		$3,541	$1,877

a)	Subsidiary Preferred Equity Units

BPY issued $1,800 million of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the value of the liability and equity conversion option was determined to be $1,535 million and $265 million, respectively, at the time of issuance. Brookfield Asset Management Inc. (the “Corporation”) is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche, as further described in Note 31(a).

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2014	Dec. 31, 2013
Series 1	24,000,000	6.25%	US$	$524	$—
Series 2	24,000,000	6.50%	US$	510	—
Series 3	24,000,000	6.75%	US$	501	—

Total				$1,535	$—

b)     Subsidiary Preferred Shares

Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2014, the balance are obligations of BPY and its subsidiaries.

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2014	Dec. 31, 2013
BPO Class AAA preferred shares
Series G	3,350,000	5.25%	US$	$ 85	$ 110
Series H	7,000,000	5.75%	C$	150	188
Series J	7,000,000	5.00%	C$	150	188
Series K	4,980,000	5.20%	C$	107	142
Brookfield Property Split Corp (“BOP Split”) senior preferred shares
Series 1	1,000,000	5.25%	US$	25	—
Series 2	1,000,000	5.75%	C$	22	—
Series 3	1,000,000	5.00%	C$	22	—
Series 4	1,000,000	5.20%	C$	22	—

Total				$ 583	$ 628

134    BROOKFIELD ASSET MANAGEMENT

The BPO Class AAA preferred shares and BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
BPO Class AAA preferred shares
Series G	Jun. 30, 2011	Jun. 30, 2011	Sept. 30, 2015
Series H	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2015
Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014
Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016
BOP Split senior preferred shares
Series 1	Jun. 30, 2014	Jun. 30, 2014	Sept. 30, 2015
Series 2	Dec. 31, 2014	Dec. 31, 2014	Dec. 31, 2015
Series 3	Jun. 30, 2014	Jun. 30, 2014	Dec. 31, 2014
Series 4	Dec. 31, 2015	Dec. 31, 2015	Dec. 31, 2016

c)	Corporate Preferred Shares

On April 6, 2014, the company redeemed all of its outstanding Class A Series 12 preferred shares for cash.

21.	EQUITY

Equity is comprised of the following:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Preferred equity	$3,549	$3,098
Non-controlling interests	29,545	26,647
Common equity	20,153	17,781

	$53,247	$47,526

a)	Preferred Equity

Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consist of the following:

	Average Rate
AS AT DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Perpetual preferred shares
Floating rate	2.11%	2.13%	$480	$480
Fixed rate	4.82%	4.82%	753	753

			1,233	1,233
Fixed rate-reset preferred shares	4.59%	5.00%	2,316	1,865

	4.31%	4.51%	$3,549	$3,098

2014 ANNUAL REPORT    135

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	2,800,000	2,800,000	45	45
Series 8	Variable up to P	1,652,394	1,652,394	29	29
Series 13	70% P	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42
Series 17	4.75%	8,000,000	8,000,000	174	174
Series 18	4.75%	8,000,000	8,000,000	181	181
Series 36	4.85%	8,000,000	8,000,000	201	201
Series 37	4.90%	8,000,000	8,000,000	197	197

				1,233	1,233

Rate-reset preferred shares[2]
Series 9	3.80%	2,347,606	2,347,606	35	35
Series 22[3]	7.00%	—	12,000,000	—	274
Series 24	5.40%	11,000,000	11,000,000	269	269
Series 26	4.50%	10,000,000	10,000,000	245	245
Series 28	4.60%	9,400,000	9,400,000	235	235
Series 30	4.80%	10,000,000	10,000,000	247	247
Series 32	4.50%	12,000,000	12,000,000	304	304
Series 34	4.20%	10,000,000	10,000,000	256	256
Series 38[4]	4.40%	8,000,000	—	181	—
Series 40[5]	4.50%	12,000,000	—	275	—
Series 42[6]	4.50%	12,000,000	—	269	—

				2,316	1,865

Total				$3,549	$3,098

1.	Rate determined in a quarterly auction
2.

Dividend rates are fixed for five to six years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014 and December 31, 2014, respectively, and reset after five to six years to the 5-year Government of Canada bond rate plus between 180 and 296 basis points

3.	Redeemed on September 30, 2014
4.	Issued on March 13, 2014
5.	Issued on June 5, 2014
6.	Issued on October 8, 2014

P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

b)	Non-controlling Interests

Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Common equity	$27,131	$23,828
Preferred equity	2,414	2,819

Total	$29,545	$26,647

Further information on non-controlling interest is provided in Note 4, Subsidiaries.

136    BROOKFIELD ASSET MANAGEMENT

c)	Common Equity

The company’s common equity is comprised of the following:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Common shares	$3,031	$2,899
Contributed surplus	185	159
Retained earnings	9,873	7,159
Ownership changes	1,808	2,354
Accumulated other comprehensive income[1]	5,256	5,210

Common equity	$20,153	$17,781

1.

Accumulated other comprehensive income is comprised of revaluation surplus, currency translation, available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, all of which are net of associated deferred income taxes

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together, referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The number of issued and outstanding common shares and unexercised options at December 31, 2014 and 2013 are as follows:

	Dec. 31, 2014	Dec. 31, 2013
Class A shares[1]	618,733,227	615,386,476
Class B shares	85,120	85,120

Shares outstanding[1]	618,818,347	615,471,596
Unexercised options[2]	36,672,766	35,603,974

Total diluted shares	655,491,113	651,075,570

1.	Net of 10,800,883 (2013 – 9,550,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Dec. 31, 2014	Dec. 31, 2013
Outstanding at beginning of year[1]	615,471,596	619,599,349
Issued (repurchased)
Repurchases	(1,440,418)	(8,772,646)
Long-term share ownership plans[2]	4,590,927	4,442,362
Dividend reinvestment plan	196,242	202,531

Outstanding at end of year[1]	618,818,347	615,471,596

1.	Net of 10,800,883 (2013 – 9,550,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan, escrowed stock plan and restricted stock plan

2014 ANNUAL REPORT    137

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Net income attributable to shareholders	$3,110	$2,120
Preferred share dividends	(154)	(145)

Net income available to shareholders – basic	2,956	1,975
Capital securities dividends[1]	2	13

Net income available for shareholders – diluted	$2,958	$1,988

1.

The Series 12 preferred shares were convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company during 2014

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Weighted average – common shares	616.7	616.1
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	15.7	12.8
Dilutive effect of the conversion of capital securities[1,2]	1.2	7.9

Common shares and common share equivalents	633.6	636.8

1.

The Series 12 preferred shares were convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company during 2014

2.	The number of shares is based on 95% of the quoted market price at year end

ii.	Stock-Based Compensation

The expense recognized for stock-based compensation is summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Expense arising from equity-settled share-based payment transactions	$59	$54
Expense arising from cash-settled share-based payment transactions	265	87

Total expense arising from share-based payment transactions	324	141
Effect of hedging program	(263)	(77)

Total expense included in consolidated income	$61	$64

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2014 or 2013.

1)	Equity-settled Share-based Awards

a)	Management Share Option Plan

Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date.

The changes in the number of options during 2014 and 2013 were as follows:

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2014	17,813	C$	24.56	16,809	US$	29.27
Granted	—		—	3,561		40.15
Exercised	(3,624)		23.78	(820)		29.35
Cancelled	—		—	(209)		33.92

Outstanding at December 31, 2014	14,189	C$	24.75	19,341	US$	31.22

1.	Options to acquire TSX listed Class A shares
2.	Options to acquire NYSE listed Class A shares

138    BROOKFIELD ASSET MANAGEMENT

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2013	23,575	C$	22.40	14,128	US$	26.90
Granted	—		—	3,586		37.82
Exercised	(3,534)		17.79	(722)		24.96
Cancelled	(214)		20.85	(183)		30.78
Converted[3]	(2,014)		11.47	—		—

Outstanding at December 31, 2013	17,813	C$	24.56	16,809	US$	29.27

1.     Options to acquire TSX listed Class A shares
2.     Options to acquire NYSE listed Class A shares
3.     Options converted to restricted shares at maturity

The cost of the options granted during the year was determined using the Black-Scholes valuation model, with inputs to the model as follows:

YEARS ENDED DECEMBER 31		Unit		2014	2013
Weighted average share price			US$	40.15		37.82
Weighted average fair value per option			US$	9.21		7.87
Average term to exercise			Years	7.5		7.5
Share price volatility[1]			%	31.4		31.2
Liquidity discount			%	25.0		25.0
Weighted average annual dividend yield			%	1.5		1.5
Risk-free rate			%	2.3		1.3

1.     Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

At December 31, 2014, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested		Unvested	Total
C$17.65	4.2 years		6,570	—		6,570
C$20.21 – C$30.22	0.8 years		3,106	—		3,106
C$31.62 – C$46.59	2.7 years		4,513	—		4,513
US$23.18	5.2 years		5,523	1,463		6,986
US$25.24 – US$35.06	6.8 years		2,601	2,887		5,488
US$37.8 – US$40.15	8.7 years		650	6,217		6,867

			22,963	10,567		33,530

At December 31, 2013, the following options to purchase Class A shares were outstanding:
		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested		Unvested	Total
C$13.37 – C$19.03	5.1 years		5,727	1,763		7,490
C$20.21 – C$30.22	1.8 years		5,028	80		5,108
C$31.62 – C$46.59	3.7 years		5,215	—		5,215
US$23.18 – US$35.06	6.9 years		6,125	7,133		13,258
US$37.82	9.2 years		110	3,441		3,551

			22,205	12,417		34,622

2014 ANNUAL REPORT    139

b)	Escrowed Stock Plan

The Escrowed Stock Plan (the “ES Plan”) provides executives with increased indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own the company’s Class A shares. The Class A shares are purchased on the open market with the purchase cost funded with the proceeds from preferred shares issued to the company. The ES Shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all outstanding ES Shares will be exchanged for Class A shares issued by the company, based on the market value of Class A shares at the time of the exchange.

During 2014, 2.75 million Class A shares were purchased in respect of ES Shares granted to executives under the ES Plan (2013 – 2.35 million Class A shares) during the year. For the year ended December 31, 2014, the total expense incurred with respect to the ES Plan totalled $20.8 million (2013 – $14.0 million).

The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

YEARS ENDED DECEMBER 31	Unit	2014	2013
Weighted average share price	US$	40.15	37.82
Weighted average fair value per share	US$	8.59	7.34
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	31.4	31.2
Liquidity discount	%	30.0	30.0
Weighted average annual dividend yield	%	1.5	1.5
Risk-free rate	%	2.3	1.3

1.	Share price volatility was determined based on historical share prices over a similar period to the term exercise

c)	Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus which may vest immediately. Vested and unvested Restricted Shares must be held until the fifth anniversary of the award date. Holders of vested Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During 2014, Brookfield granted 319,680 Class A shares pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $11.3 million (2013 – $10.6 million) of compensation expense.

2)	Cash-settled Share-based Awards

a)	Restricted Share Unit Plan

The Restricted Share Unit Plan provides for the issuance of the Deferred Share Units (“DSUs”), as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2014 was $732 million (2013 – $508 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2014, including those of operating subsidiaries, totalled $2 million (2013 – $19 million), net of the impact of hedging arrangements.

140    BROOKFIELD ASSET MANAGEMENT

The change in the number of DSUs and RSUs during 2014 and 2013 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2014	9,071	7,280	C$	13.64
Granted and reinvested	320	—		—
Exercised and cancelled	(249)	—		—

Outstanding at December 31, 2014	9,142	7,280	C$	13.64

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2013	7,447	8,030	C$	13.56
Granted and reinvested	1,830	—		—
Exercised and cancelled	(206)	(750)		12.76

Outstanding at December 31, 2013	9,071	7,280	C$	13.64

The fair value of DSUs is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2014	Dec. 31, 2013
Share price on date of measurement	C$	58.22	41.22
Share price on date of measurement	U$	50.13	38.83

The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2014	Dec. 31, 2013
Share price on date of measurement	C$	58.22	41.22
Weighted average exercise price	C$	13.64	13.64
Weighted average fair value of a unit	C$	39.23	24.18

22.	REVENUES

Revenues include $12,338 million (2013 – $12,834 million) from the sale of goods, $5,277 million (2013 – $6,448 million) from the rendering of services, of which $nil (2013 – $558 million) was received in kind, and $749 million (2013 – $811 million) from other activities.

23.	DIRECT COSTS

Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists direct costs for 2014 and 2013 by nature:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Cost of sales	$9,381	$10,416
Compensation	1,557	1,125
Selling, general and administrative expenses	1,010	975
Property taxes, sales taxes and other	1,170	1,412

	$13,118	$13,928

24.	OTHER INCOME AND GAINS

Other income and gains in 2013 includes a $525 million gain on the settlement of a long-dated interest rate swap contract as well as a $664 million gain on the sale of a private equity investee company.

In August 2013, the company paid $905 million to terminate the contract, which had accrued to $1,440 million in our Consolidated Financial Statements at the time of settlement. The gain was determined based on the difference between the accrued liability immediately prior to termination and the termination payment amount, adjusted for associated transaction costs and recorded in our corporate activities segment.

2014 ANNUAL REPORT    141

25.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Investment properties	$3,266	$1,031
Warrants in General Growth Properties	526	53
Investment in Canary Wharf	319	89
Forest products investment	230	—
Power contracts	(13)	(134)
Other private equity investments	(31)	(94)
Redeemable units	(283)	(20)
Impairments of goodwill and other[1]	(340)	(262)

	$3,674	$663

1.	Other fair value changes includes $74 million (2013 – $33 million) of transaction costs associated with business combinations

26.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at December 31, 2014 and 2013 is as follows:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Foreign exchange	(a)	$13,861	$11,194
Interest rates	(b)	13,747	16,757
Credit default swaps	(c)	848	800
Equity derivatives	(d)	2,197	1,633

Commodity instruments	(e)	Dec. 31, 2014	Dec. 31, 2013
Energy (GWh)		36,499	102,331
Natural gas (MMBtu – 000’s)		3,808	12,764

142    BROOKFIELD ASSET MANAGEMENT

a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2014 and December 31, 2013:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Foreign exchange contracts
British pounds	$3,283	$2,782	$1.60	$1.60
Australian dollars	3,667	1,932	0.85	0.94
Canadian dollars	1,838	1,387	0.89	0.95
European Union euros	1,040	922	1.29	1.37
Brazilian reais	305	702	2.63	2.34
Japanese yen	190	1	113.0	101.0
Cross currency interest rate swaps
Australian dollars	1,685	1,333	0.95	1.01
Canadian dollars	1,107	654	0.85	0.91
British pounds	313	300	1.49	1.49
Japanese yen	—	98	—	75.47
Foreign exchange options
Japanese yen	183	548	110.0	105.0
European Union euros	251	413	1.25	1.28
British pounds	—	123	—	1.86

Included in net income are unrealized net gains on foreign currency derivative contracts amounting to $174 million (2013 – $48 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $492 million (2013 – net losses of $71 million).

b)	Interest Rates

At December 31, 2014, the company held interest rate swap contracts having an aggregate notional amount of $nil (2013 – $600 million), and interest rate swaptions with an aggregate notional amount of $1,699 million (2013 – $1,704 million). The company’s subsidiaries held interest rate swap contracts with an aggregate notional amount of $7,828 million (2013 – $8,654 million), and interest rate cap contracts with an aggregate notional amount of $4,219 million (2013 – $5,799 million).

c)	Credit Default Swaps

As at December 31, 2014, the company held credit default swap contracts with an aggregate notional amount of $848 million (2013 – $800 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of pre-determined credit events. The company is entitled to receive payments in the event of a pre-determined credit event for up to $800 million (2013 – $800 million) of the notional amount and could be required to make payments in respect of $48 (2013 – $nil) of the notional amount.

d)	Equity Derivatives

At December 31, 2014, the company and its subsidiaries held equity derivatives with a notional amount of $2,197 million (2013 – $1,633 million) which includes $828 million (2013 – $765 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s Consolidated Financial Statements at year end.

e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s Consolidated Financial Statements. The company has purchased 2,110,000 MMBtu’s of natural gas financial contracts and sold 1,698,000 MMBtu’s natural gas financial contracts as part of its electricity sale price risk mitigation strategy.

2014 ANNUAL REPORT    143

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2014 and 2013 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2014			2013
YEARS ENDED DECEMBER 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$9,552	$(224)	$(60)	$10,452	$37	$(141)
Net investment hedges	7,801	314	—	6,146	(58)	—

	$17,353	$90	$(60)	$16,598	$(21)	$(141)

1.	Notional amount does not include 8,671 GWh and 42,199 GWh of commodity derivatives at December 31, 2014 and December 31, 2013, respectively

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2014 and 2013, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2014	Unrealized Losses During 2014	Net Change During 2014	Net Change During 2013
Foreign exchange derivatives	$708	$(124)	$584	$(26)
Interest rate derivatives
Interest rate swaps	36	(394)	(358)	81
Interest rate caps	1	—	1	(1)
Interest rate swaptions	—	(32)	(32)	25

	37	(426)	(389)	105
Credit default swaps	5	—	5	(2)
Equity derivatives	750	—	750	38
Commodity derivatives	85	(182)	(97)	(154)

	$1,585	$(732)	$853	$(39)

144    BROOKFIELD ASSET MANAGEMENT

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2014 and the comparative notional amounts at December 31, 2013, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	Dec. 31, 2014				Dec. 31, 2013
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$2,123	$1,171	$—	$3,294	$2,996
Interest rate derivatives
Interest rate swaps	6	483	571	1,060	872
Interest rate swaptions	974	725	—	1,699	1,704
Interest rate caps	1,479	2,741	—	4,220	5,799

	2,459	3,949	571	6,979	8,375
Credit default swaps	3	845	—	848	800
Equity derivatives	236	1,943	—	2,179	1,615
Commodity instruments
Energy (GWh)	10,735	16,440	653	27,828	60,132
Natural gas (MMBtu – 000’s)	2,110	1,698	—	3,808	12,765
Elected for hedge accounting
Foreign exchange derivatives	$7,717	$852	$1,998	$10,567	$8,198
Interest rate derivatives
Interest rate swaps	1,994	3,594	1,180	6,768	8,382
Interest rate caps	—	—	—	—	—

	1,994	3,594	1,180	6,768	8,382
Equity derivatives	7	11	—	18	18
Commodity instruments Energy (GWh)	4,134	4,537	—	8,671	42,199

27.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency risk and other price risk that impact the fair value of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

2014 ANNUAL REPORT    145

The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $63 million (2013 – $41 million) on an annualized basis.

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 10 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $6 million (2013 – $2 million) and an increase in other comprehensive income of $23 million (2013 – $37 million), before tax for the year ended December 31, 2014.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $16 million (2013 – $14 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $78 million (2013 – $82 million) as at December 31, 2014, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $193 million (2013 – $126 million) and decreased other comprehensive income by $22 million (2013 – $13 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $47 million (2013 – $36 million). This increase would be offset by a $47 million (2013 – $37 million) change in value of the associated equity derivatives of which $46 million (2013 – $36 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2013 – $1 million) would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2014 by approximately $15 million (2013 – $49 million) and decreased other comprehensive income by $20 million (2013 – $27 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a total notional amount of $848 million (2013 – $800 million) at December 31, 2014. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $2 million (2013 – $2 million) for the year ended December 31, 2014, prior to taxes.

b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

146    BROOKFIELD ASSET MANAGEMENT

c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

28.	CAPITAL MANAGEMENT

The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e., common and preferred equity). As at December 31, 2014, the recorded values of these items in the company’s Consolidated Financial Statements totalled $23.7 billion (2013 – $21.0 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $4.1 billion based on carrying values at December 31, 2014 (2013 – $4.0 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2014 was 14% (2013 – 15%).

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2014 and 2013. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

29.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ in year valuation change was a decrease of $77 million (2013 – an increase of $26 million). The discount rate used was 4% (2013 – 5%) with an increase in the rate of compensation of 3% (2013 – 3%) and an investment rate of 5% (2013 – 5%).

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Plan assets	$536	$662
Less accrued benefit obligation:
Defined benefit pension plan	(627)	(796)
Other post-employment benefits	(89)	(36)

Net liability	(180)	(170)
Less: net actuarial (losses) gains	(16)	3

Accrued benefit liability	$(196)	$(167)

2014 ANNUAL REPORT    147

30.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Related parties include subsidiaries, associates, joint arrangements, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b)	Key Management Personnel and Directors

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly and consist of the company’s Senior Managing Partners. The company’s Directors do not plan, direct, or control the activities of the company directly; they provide oversight over the business.

The remuneration of Directors and other key management personnel of the company during the years ended December 31, 2014 and 2013 was as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Salaries, incentives and short-term benefits	$19	$21
Share-based payments	56	41

	$75	$62

The remuneration of Directors and key executives is determined by the Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.

c)	Related Party Transactions

In the normal course of operations, the company executes transactions on market terms with related parties, which have been measured at exchange value and are recognized in the Consolidated Financial Statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following table lists the related party balances included within the Consolidated Financial Statements as at and for the years ended December 31, 2014 and 2013:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Financial assets	$1,394	$868
Investment and other income, net of interest expense	526	25
Management fees received	29	43

In 2013, the Corporation entered into a $500 million three-year subordinated credit facility with wholly owned subsidiaries of BPY, which was subsequently increased to a notional amount of $1.0 billion in 2014, of which $570 million was drawn on the facility at year end. The terms of the facility, including the interest rate charged by the company, are consistent with market practice given BPY’s credit worthiness and the subordination of this facility. All transactions related to this facility have been approved by the independent directors of BPY.

31.	OTHER INFORMATION

a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, operating leases and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2014, the company and its subsidiaries had $1,087 million (2013 – $868 million) of such commitments outstanding.

In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

148    BROOKFIELD ASSET MANAGEMENT

The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2014 could result in a material settlement liability.

The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with pre-determined joint venture arrangements.

The Corporation has entered into arrangements with respect to the $1.8 billion of exchangeable preferred equity units issued by BPY discussed in note 20, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

b)	Insurance

The company conducts insurance operations as part of its corporate activities. As at December 31, 2014, the company held insurance assets of $130 million (2013 – $158 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2014, net underwriting losses on reinsurance operations were $31 million (2013 – $27 million) representing $5 million (2013 – $nil) of premium and other revenues offset by $36 million (2013 – $27 million) of reserves and other expenses.

c)	Supplemental Cash Flow Information

Cash flow from operating activities includes cash taxes paid of $185 million (2013 – $293 million) and cash interest paid of $2,645 million (2013 – $2,699 million). Sustaining capital expenditures in the company’s renewable energy operations were $58 million (2013 – $79 million), in its property operations were $259 million (2013 – $215 million) and in its infrastructure operations were $131 million (2013 – $129 million).

During the year, the company has capitalized $204 million (2013 – $197 million) of interest primarily to investment properties and residential inventory under development.

2014 ANNUAL REPORT    149

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

150    BROOKFIELD ASSET MANAGEMENT

BROOKFIELD’S COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY

At Brookfield, we often invest with a view that we would be content to own an asset forever. That long-term approach dictates both our investment strategy and our commitment to corporate social responsibility. We have always believed that the pursuit of shareholder value and sustainable development are complementary goals. We know that Brookfield’s future success depends on the long-term health of the communities in which we do business and the environment in which we operate. Accordingly, the Board of Directors, the Corporation’s management and our employees strive for excellence in environmental sustainability, community leadership and workplace safety in all our operations.

Our approach to corporate social responsibility is an ongoing process that is continually reviewed and improved. In all of our businesses, we seek to meet or exceed the labour laws and standards of the jurisdictions in which we operate, offering competitive wages to employees, providing safe work environments, and implementing age-appropriate and non-discriminatory hiring practices. As we continue to grow and become increasingly global in scope, we see increased opportunities to improve our commitment to building a better world. Across Brookfield, our corporate social responsibility initiatives are broadly focused on two themes:

•	Sustainable Growth

•	Community Engagement

Sustainable Growth

Brookfield has more than 100 years of experience as an operator of real assets in property, renewable energy, infrastructure and private equity, and has built an expertise in sustainable investing. Across our portfolio of long life, high-quality assets, there is a commitment to reducing the energy we use and our greenhouse gas emissions. We also focus on water conservation, recycling, wildlife preservation, erosion control and reforestation. We have consistently adopted best practices on sustainability developed in one region to all our operations. We participate in surveys and studies that allow global benchmarking of our sustainability initiatives.

Property

In our global property operations, we provide responsible environmental solutions and energy-saving strategies to our tenants and our communities. We achieve this goal through an approach that is based on three principles which guide our actions on sustainability:

•	Develop, operate and renovate properties to reduce carbon emissions and achieve optimum energy efficiency and occupant satisfaction;

•	Incorporate innovative environmental strategies to achieve best-in-industry sustainability performance in new developments and in the retrofitting and redesign of existing properties; and

•	Support industry initiatives that foster energy- and resource-efficient property operations, and seek the highest standard of environmental certification.

For our clients across our $117 billion property portfolio, sustainability is a priority and we strive to exceed their expectations by constantly improving our properties. Innovations this year include the launch of a partnership with the Canadian Institute for Energy Training that introduced an energy efficiency certification program for tenants and employees. Graduates of the fiveweek course are rolling out innovative energy conservation strategies across our property portfolio.

In North America, the standard in environmental excellence is the Leadership in Energy & Environmental Design or LEED designation. We received this certification on 11 buildings over the course of the year, with 49 Brookfield properties now LEED certified. Moving forward, we have pledged to build all future office developments to a minimum of LEED Gold or its local equivalent. In 2014, Brookfield also obtained BOMA (Building Owners and Managers Association) 360 designations for all of its Canadian properties, certifying the highest environmental operating standards. Our properties also meet or exceed recognized environmental standards in Australia, South America and Europe.

Within our buildings, Brookfield is working with tenants to increase awareness of sustainability and incorporate best practices in environmental management. Our employees take part in ongoing education programs focused on the latest initiatives in sustainable development and many have obtained sustainable building management designations. This knowledge has enabled Brookfield to launch property programs that include energy efficient transportation, such as car pools and biking, and tenant energy reporting portals, which allow our clients to better understand and control their electricity use. We have launched water reduction programs in our office properties, resulting in a 15% decline in water use at our Canadian portfolio over the past five years.

Our influence reaches beyond assets that we own directly. Brookfield provides real estate services to office buildings, industrial properties and multifamily homes. Our condominium services company, which manages 67,000 units, introduced programs last year that lowered energy consumption and saved clients approximately $1 million annually.

2014 ANNUAL REPORT    151

Renewable Energy

With approximately 204 hydro stations and 30 wind farms on three continents, Brookfield is one of the world’s largest suppliers of renewable energy. In 2014, we made our first investment in biomass, agreeing to acquire a facility in Brazil that generates electricity from the residue left after crushing sugar cane. In an average year, our $20 billion renewable energy portfolio provides enough clean electricity to supply approximately three million homes, offsetting power generation that may otherwise increase greenhouse gas emissions. The ability of our hydro assets to produce energy at peak periods and conserve water during off-peak periods meets an important social need, as we deliver clean power when demand is at its highest.

Brookfield’s renewable energy operations meet or exceed sustainability standards set by industry groups such as the U.S. Low Impact Hydropower Institute and the Canadian Electricity Association.

Infrastructure

Our $25 billion infrastructure portfolio includes 3.8 million acres of timberlands under management and 580,000 acres of farmland in North and South America. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide and are a truly renewable resource. In managing our timber and agriculture assets, we incorporate sustainable harvesting practices, along with our own internal standards and regulations set down in government statutes in three countries. Our timber operations meet or exceed measures set under the U.S. Sustainable Forestry Initiative® (SFI 2010-2014 Standard). In Brazil, our skills in forest management resulted in Brookfield being awarded responsibility for preserving the Tamboré Biological Reserve near São Paulo, one of the country’s largest urban conservation areas.

Community Engagement

We encourage and support a culture of philanthropy and volunteerism among our employees around the world. Brookfield and its people contribute to their communities. This commitment shows in everyday activities in support of charities, and in exceptional contributions during times of need.

All of our employees are encouraged to participate in community activities and fundraising, and many of our executives hold leadership positions on the boards and capital campaigns at major charities and public institutions, such as hospitals and universities. Brookfield Partners Foundation supports health care, education and cultural initiatives. In many cases, the company matches charitable donations by employees.

Among many noteworthy initiatives in 2014, a group of our European employees traveled to South Africa and participated in a three-week project to build a ‘House of Hope’ to house children orphaned by HIV/AIDS. In Brazil, Brookfield partnered with local government and banks on ‘Pineapple Project’ which provided land and training to farmers under a subsidized leasing system. The initiative saw 72 rural families become fruit-growing entrepreneurs, with the tools and skills needed to make a lasting impact in their communities. In Canada, Brookfield Partners Foundation founded an Institute for Innovation and Entrepreneurship in the business school of a leading university.

Our arts and events program, Arts Brookfield, has been in operation for more than 25 years, and celebrated this anniversary with a year-long program called “Arts Set Free”, which saw emerging, established and amateur artists submit original artworks in any genre, style and medium for display at Brookfield properties around the world. Last year, Americans for the Arts, an independent advocacy group, named Brookfield one of the 10 Best Business Partners with the Arts. Brookfield staged more than 400 events in 2014, including concerts, exhibitions and public art installations. These programs are offered free to the public and staged in public spaces at our flagship properties in North and South America, Australia and Europe.

An Ongoing Commitment

We are proud of our track record for leadership in corporate social responsibility, but we recognize that we can always do more. Looking ahead, we will strive to improve our approach to sustainable growth and community engagement. We look forward to reporting on our performance in years to come.

Brookfield’s Commitment to Corporate Governance

On behalf of all shareholders, the Board and the Corporation’s management are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a Board that features diversity of perspectives, global business experience and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. The Board is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators, as well as the NYSE and TSX.

152      BROOKFIELD ASSET MANAGEMENT

The Board believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A shares. Shareholders seeking to engage with the Chair of the Board or other Board members can do so through the Corporate Secretary of the Corporation.

The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “About Brookfield/ Corporate Governance.”

Shareholders can also access on our website the following documents that outline our approach to governance: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, the Code and our Corporate Disclosure Policy.

2014 ANNUAL REPORT    153

SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our

Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario    M5J 2T3

T:  416-363-9491 or toll free in North America: 1-866-989-0311

F:  416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec    H3B 3K3

T:  416-682-3860 or toll free in North America: 1-800-387-0825

F:  1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2014 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

Our 2015 Annual Meeting of Shareholders will be held at 11:30 a.m. on Wednesday, May 6, 2015 in Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares (“Class A shares”) who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B Shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]

Class A Preference Shares [1]

Series 2, 4, 13, 17, 18, 24, 26,

28, 30, 32, 34, 36, 37, 38, 40 and 42	15th day of March, June, September and December	Last day of March, June, September and December

Series 8 and 14	Last day of each month	12th day of following month

Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors
2.	If the last day is not a business day, the Record Date will be the previous business day, beginning May 31, 2014
3.	If the Payment Date is not a business day, the payment will be made on the next business day, beginning June 30, 2014

154      BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jeffrey M. Blidner

Senior Managing Partner,

Brookfield Asset Management Inc.

Jack L. Cockwell

Group Chair,

Brookfield Asset Management Inc.

Marcel R. Coutu

Former President and Chief

Executive Officer,

Canadian Oil Sands Limited

J. Bruce Flatt

Chief Executive Officer,

Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.

Past Chairman,

Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.

Former President, Latin America, Africa and

Middle East, General Motors Corporation

David W. Kerr

Chairman, Halmont Properties Corp.

Lance Liebman

William S. Beinecke Professor of Law,

Columbia Law School

Philip B. Lind, C.M.

Co-Founder and Director,

Rogers Communications Inc.

The Hon. Frank J. McKenna, P.C., O.C., O.N.B.

Chair, Brookfield Asset Management Inc.

and Deputy Chair, TD Bank Group

Youssef A. Nasr

Former Chairman and CEO of HSBC

Middle East Ltd. and former

President of HSBC Bank Brazil

Lord O’Donnell

Chairman of Frontier Economics and

Strategic Advisor, TD Bank Group

James A. Pattison, O.C., O.B.C.

Chief Executive Officer,

The Jim Pattison Group

Seek Ngee Huat

Former Chairman of the Latin

American Business Group,

Government of Singapore

Investment Corporation

Diana L. Taylor

Vice Chair,

Solera Capital LLC

George S. Taylor

Corporate Director

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.
SENIOR MANAGING PARTNERS
Barry Blattman Jeffrey Blidner Ric Clark J. Bruce Flatt Joseph Freedman Harry Goldgut	Jon Haick Brian Kingston Brian Lawson Richard Legault Luiz Lopes Cyrus Madon	Craig Noble Lori Pearson Samuel Pollock William Powell Sachin Shah Benjamin Vaughan

CORPORATE OFFICERS

J. Bruce Flatt

Chief Executive Officer

Brian Lawson

Chief Financial Officer

A.J. Silber

Corporate Secretary

Brookfield incorporates sustainable development practices with our corporation.

This document was printed in Canada using vegetable-based inks on FSC stock.

2014 ANNUAL REPORT   155

www.brookfield.com NYSE: BAM TSX: BAM.A EURONEXT: BAMA

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Dubai – UAE	Mumbai – India	Singapore
Brookfield Place	Level 1, Al Manara Building	Unit 203, 2nd Floor	Brookfield Singapore Pte Limited
250 Vesey Street, 15th Floor	Sheikh Zayed Road	Tower A, Peninsula Business Park	#24-01, Income at Raffles
New York, New York	Dubai, UAE	Senapati Bapat Marg, Lower Parel	16 Collyer Quay
10281-1023	T 971.4.3158.500	Mumbai - 400013	Singapore 049318
T 212.417.7000	F 971.4.3158.600	T 91 (22) 6600.0400	T 65.6750.4486
F 212.417.7196		F 91 (22) 6600.0401	F 65.6532.0149

Toronto – Canada	Hong Kong	Rio de Janeiro – Brazil	Sydney – Australia
Brookfield Place, Suite 300	Suite 2302, Prosperity Tower	Rua Lauro Müller 116, 21° andar,	Level 22
Bay Wellington Tower	39 Queens Road Central	Botafogo - Rio de Janeiro - Brasil	135 King Street
181 Bay Street, Box 762	Central, Hong Kong	22290 - 160	Sydney, NSW 2001
Toronto, Ontario M5J 2T3	T 852.2143.3003	CEP: 71.635.250	T 61.2.9322.2000
T 416.363.9491	F 852.2537.6948	T 55 (21) 3527.7800	F 61.2.9322.2001
F 416.365.9642		F 55 (21) 3527.7799

	London – United Kingdom	Shanghai – China
	99 Bishopsgate, 2nd Floor	Tower 1 Kerry Center, Suite 805
	London EC2M 3XD	1515 Nanjing Road West
	United Kingdom	Shanghai, China 200040
	T 44 (0) 20.7659.3500	T 86.21.5298.6622
F 44 (0) 20.7659.3501